Exhibit 99.2

2022 INTERIM REPORT


中國石化上海石油化工股份有限公司
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(A joint stock limited company incorporated in the People's Republic of China)

Stock code: 00338 Hong Kong 600688 Shanghai

CONTENTS

IMPORTANT MESSAGE

1. The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the "Company" or "SPC") and the Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this 2022 interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2022 interim report of the Company, and severally and jointly accept responsibility.

2. Director(s) who has/have not attended the Board meeting for approving the 2022 interim report of the Company is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Wu Haijun (Resigned on 8 September 2022)	Chairman	Business Engagement	Guan Zemin

3. The interim financial report for the six months ended 30 June 2022 (the "Reporting Period") is unaudited.

4. Mr. Wu Haijun, Chairman and the responsible person of the Company; Mr. Du Jun, Director, Vice President and Chief Financial Officer overseeing the accounting department; and Ms. Yang Yating, person in charge of the Accounting Department (Accounting Chief) and Director of Finance Department hereby warrant the truthfulness and completeness of the financial statements contained in the 2022 Interim report.

5. The Company did not distribute the half-year profit for 2022 nor was there any capitalization of capital reserves.

6. The statements regarding the Company's plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

7. There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected persons for non-operational purposes.

8. The Company did not provide external guarantees in violation of the required decision-making procedures.

9. Reminder of Major Risks

   Potential risks are elaborated in this interim report. Please refer to "Management Discussion and Analysis" in section 2 of the "Report of the Directors" in chapter 3 for details of the potential risks arising from the future development of the Company.

10. The 2022 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

DEFINITIONS

1. Definitions

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

"Company" or "Sinopec Shanghai"	refers to	Sinopec Shanghai Petrochemical Company Limited
"Board"	refers to	the Board of Directors of the Company
"Director(s)"	refers to	the Director(s) of the Company
"Supervisory Committee"	refers to	the Supervisory Committee of the Company
"Supervisor(s)"	refers to	the Supervisor(s) of the Company
"PRC" or "China"	refers to	the People's Republic of China
"Reporting Period"	refers to	the six months ended 30 June 2022
"Hong Kong Stock Exchange"	refers to	The Stock Exchange of Hong Kong Limited
"Shanghai Stock Exchange"	refers to	The Shanghai Stock Exchange
"Group"	refers to	the Company and its subsidiaries
"Sinopec Group"	refers to	China Petrochemical Corporation
"Sinopec Corp."	refers to	China Petroleum & Chemical Corporation
"Hong Kong Listing Rules"	refers to	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Shanghai Listing Rules"	refers to	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
"Model Code for Securities Transactions"	refers to	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules
"Securities Law"	refers to	the PRC Securities Law
"Company Law"	refers to	the PRC Company Law
"CSRC"	refers to	China Securities Regulatory Commission
"Articles of Association"	refers to	the articles of association of the Company
"Hong Kong Stock Exchange website"	refers to	www.hkexnews.hk
"Shanghai Stock Exchange website"	refers to	www.sse.com.cn
"website of the Company"	refers to	www.spc.com.cn
"HSE"	refers to	Health, Safety and Environment
"LDAR"	refers to	Leak Detection and Repair
"COD"	refers to	Chemical Oxygen Demand
"VOCs"	refers to	Volatile Organic Compounds
"SFO"	refers to	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)
"Corporate Governance Code"	refers to	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules
"Share Option Incentive Scheme"	refers to	the A Share Share Option Incentive Scheme of the Company

CORPORATE INTRODUCTION AND MAJOR FINANCIAL INDICATORS

(1) Major Accounting Data and Financial Indicators (Prepared under China Accounting Standards for Business Enterprises ("CAS"))

Unit: RMB'000

Major accounting data	**The Reporting Period (January to June)**	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	**45,900,355**	37,136,606	23.60
Total (loss)/profit	**-442,601**	1,510,713	-129.30
Net (loss)/profit attributable to equity shareholders of the company	**-436,009**	1,244,189	-135.04
Net (loss)/profit attributable to equity shareholders of the company excluding non-recurring items	**-402,544**	1,169,426	-134.42
Net cash used in operating activities	**-6,405,122**	-2,389,552	168.05
	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	**28,875,824**	30,260,172	-4.57
Total assets	**42,481,112**	47,038,622	-9.69

Major Financial Indicators	**The Reporting Period (January to June)**	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic (losses)/earnings per share (RMB/ Share)	**-0.040**	0.115	Not applicable
Diluted (losses)/earnings per share (RMB/ Share)	**-0.040**	0.115	Not applicable
Basic (losses)/earnings per share excluding non-recurring items (RMB/Share)	**-0.037**	0.108	Not applicable
(Loss)/return on net assets (weighted average) (%)*	**-1.448**	4.164	Decrease by 5.61 percentage points
(Loss)/return on net assets after non-recurring items (weighted average) (%)*	**-1.337**	3.913	Decrease by 5.25 percentage points

* The above-mentioned net assets do not include non-controlling interests.

(2) Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards ("IFRS")

Unit: RMB'000

	Net (loss)/profit attributable to equity shareholders of the holding company		**Total equity attributable to equity shareholders of the holding company**	
	The Reporting Period	Corresponding period of the previous year	**At the end of the Reporting Period**	At the beginning of the Reporting Period
Prepared under CAS	**-436,009**	1,244,189	**28,875,824**	30,260,172
Prepared under IFRS	**-426,518**	1,276,462	**28,858,796**	30,242,139

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS contained in the 2022 interim report.

(3) Non-recurring Profit and Loss Items (Prepared under China Accounting Standards for Business Enterprises ("CAS"))

Unit: RMB'000

Non-recurring profit and loss items	Amount
Losses on disposal of non-current assets	-5,960
Government grants recorded in profit and loss	10,905
Employee reduction expenses	-8,251
Losses from changes in fair value of financial assets and liabilities	-8,987
Gains from structured deposits	9,300
Losses on disposal of derivative financial instruments	-18,618
Losses on selling of financial assets at fair value through other comprehensive income	-2,187
Entrusted loan income	2,667
Other non-operating income and expenses other than those mentioned above	-20,106
Income tax effect for the above items	7,706
Effect attributable to non-controlling interests (after tax)	66
Total	-33,465

Section 1: Business Overview

(1) Description of the Principal Business, Operating Model and Industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics, and synthetic fibres. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company's rapid development is supported by the ever-increasing demand in the PRC for high-quality petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In the first half of 2022, the outbreak of the Russia Ukraine conflictand and the ever-increasing sanctions on Russian energy by Europe and the United States exacerbated the oil supply crunch and sent international energy prices surging. The average price of Brent crude oil futures climbed to its highest level for half-yearly period since the first half of 2014, while the average price of U.S. WTI crude oil futures hit its highest point for half-yearly period since the first half of 2008. The landscape of international crude oil trade reshuffled profoundly with remarkable changes in crude oil trade flows. Intensified competition for resources significantly enhanced the pricing power and market influence of exporting countries, which led to notably higher costs for importing countries. Energy shortages triggered by sanctions have caused the inflation to hit a fresh 40-year records in Europe and the United States.

Demand in domestic petrochemical market outpaced supply, posing greater challenges for market players to retain their market shares and profit margins. On top of this, the multipoint outbreak of coronavirus in China weighed on end-user demand in the second quarter, leading to plummeting sales of refined oil products and downcycle of chemical fiber and plastics sectors. The costs of chemical products could not be effectively passed through in the industrial chain, and the profits of naphtha cracking facilities were significantly compressed. The transformation of energy structure driven by "carbon neutrality" policy continued to proceed.

Under the "triple pressure" of shrinking demand, supply shock and weakening expectation, petrochemical enterprises are facing significantly increased difficulties and challenges. Major producers took the initiative to reduce production to prop up product prices, but capital expenditure of leading enterprises continued to increase.

(2) Analysis of core competitiveness during the Reporting Period

As one of the major integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company's major competitive advantages include quality, geographical location and its vertically integrated production. The Company has 50 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

Section 2: Management Discussion and Analysis

(1) Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in this interim report. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.)

1. Review of the Company's operations during the Reporting Period

In the first half of 2022, the global economic growth slowed down, and China effectively coordinated COVID-19 prevention and control and economic and social development. The nation managed to achieve the gross domestic product (GDP) growth of 2.5% year-on-year in the first half of this year

In the first half of 2022, in the face of high and violent energy prices, increasing industrial competition pressure, supply chain congestion caused by the Shanghai epidemic, and shrinking downstream market demand, the Group adhered to the principle of "pursuing the advanced standards and keeping up with the highest standards". While taking measures to prevent the pandemic, it ensured that the production and operation was uninterrupted and various operational targets were met in an orderly manner. For the six months ended 30 June 2022, the Group generated revenue of RMB45.859 billion, representing an increase of RMB8.771 billion or a growth rate of 23.65%. Loss before taxation amounted to RMB0.433 billion (1H2021: profit before taxation of RMB1.543 billion), representing a decrease of RMB1.976 billion from the same period of last year. Loss after taxation and excluding non-controlling shareholders' interests was RMB0.427 billion (1H2021: profit after taxation and excluding non-controlling shareholders' interests of RMB1.276 billion), representing a decrease of RMB1.703 billion.

Dragged by the pandemic as well as repair and maintenance work, the total volume of goods within the main commodity categories produced by the Group reduced by 8.07% year-on-year to 5.4317 million tons in the first half of 2022. For the period between January and June, it processed a total of 5.7951 million tons of crude oil (of which 172.8 thousand tons were processed on order), down 6.68% year-on-year. Refined oil output amounted to 3.1534 million tons, representing a 12.85% year-on-year decrease. The gasoline production reduced by 0.88% year-on-year to 1.4483 million tons, the diesel production reduced by 15.32% year-on-year to 1.3112 million tons, the jet fuel production cut by 35.32% year-on-year to 393.8 thousand tons, while the liquefied gas production increased by 23.41% year-on-year to 326.3 thousand tons. Ethylene production increased by 16.67% year-on-year to 353.5 thousand tons, p-xylene production jumped by 116.01% year-on-year to 318.4 thousand tons. Production of plastics, resins and copolymers (excluding polyester and polyvinyl alcohol) reduced by 0.16% year-on-year to 450.5 thousand tons, production of raw materials of synthetic fibers reduced by 54.62% year-on-year to 60.9 thousand tons, production of synthetic fiber polymers dropped by 60.09% year-on-year to 68.6 thousand tons, and production of synthetic fibers dropped by 80.55% year-on-year to 10.6 thousand tons. The Group's product sale rate for the first half of this year was 98.74% and the payment return rate was 100% (excluding connected companies).

The Group focused on epidemic prevention and control to ensure production and operation. In the first half of the year, the Group strictly implemented the epidemic prevention and control measures, and "zero infection" was achieved among the resident employees, successfully completed various anti epidemic tasks. It strongly supported the local anti-epidemic and was highly praised by the local government and medical team members. The Company optimized and adjusted the maintenance equipment and material control, strengthened the balance and operation coordination of public works, and continued to strengthen the process technology management and energy saving management. Among the 56 major technical and economic indicators under monitoring, 17 items reached the advanced level of the industry while the performance of 30 items was better than last year, with a year-on-year progress rate of 53.57%. Practicing the concept of green development, for the period between January and June, the compliance rate of waste water treatment reached 100% and the total mission volume of ammonia, nitrogen and sulphur dioxide dropped by 58.93% and 8.78% year-on-year respectively. The average contraction rate of volatile organic compounds (VOCs) at plant boundary reduced by 25.76% from a year ago. Continuously promoting the implementation of HSE management system, unfortunately, an explosion occurred at the Company's 1# ethylene glycol equipment on 18 June. Afterwards, the Company's major production facilities were forced to shut down. Up to now, the cause of the accident is under investigation and the production facilities have resumed production in an orderly manner.

Persistent efforts were made to construct project and to optimize the operating system. In the first half of the year, the Group persistently pushed for the 48K large tow carbon fiber project, the 250,000 ton/year elastomer project and the plant distributed photovoltaic power generation project, etc. The Group took the effect-oriented approach and insisted on dynamic optimization. By tracking and predicting the crude oil market movement, it adjusted the crude oil mix procured and hence lowering the procurement costs. Refined oil and chemical product structure was vigorously adjusted and the grading of plastic and chemical fiber products was optimized. The diesel-gasoline ratio for the first half was 0.91, representing a year-on-year decrease of 0.15. The market-oriented approach facilitated the linkage between production and marketing. Three-month rolling price forecast was persistently promoted in the practice and application of production optimization. Meanwhile, budget and fee management was enhanced, and the cost input-output efficiency continuously improved, leading to effective fund utilization.

The Group focused on scientific and technological innovation and promoted industrial application. In the first half of the year, efforts to drive breakthroughs in the core technology for carbon fibers and composite materials as well as their application and mass production were sped up, the 100 ton high-performance test device project were steadily promoted and the R&D, mass production and service support tasks of the torch for Beijing 2022 Winter Olympic Games and Winter Paralympic Games were successfully completed. The Group awarded by the Communist Party of China Central Committee and the State Council as "outstanding contribution collective for the Beijing Winter Olympic Games and the Winter Paralympic Games". The Group deepened the legal and compliance management of scientific research, strengthened the protection of intellectual property rights, a total of 55 items were submitted for patent application and 39 items were granted patent licences. Intelligent construction and data governance were strengthened, and the standards of informatization management were persistently improved. In the first half, the Company produced a total of 65.8 thousand tons of new products. Output of new synthetic resin products and high value-added polyolefin products amounted to 363.4 thousand tons.

While deepening reform, the Group promoted management improvement. In the first half of the year, the Group relentlessly promoted the three-year action plan to deepen reform, and 55 work tasks and 238 action projects were fully completed. The Group strengthened benchmarking and first-class management to improve action process management, and completed all of the 115 action projects. Its management system was optimized and the organization structure was transformed from the one driven by traditional functional management to the one driven by businesses and values. A new carbon fiber business unit was set up and new units for "triple news" (new energy, new materials and new economy) were established to support the development of carbon fibers and new energy operations. The Group comprehensively launched the pilot and promote 5S (SEIRI, SEITON, SEISO, SEIKETSU and SHITSUKE) management work and carried out the "compliance management enhancement year" activity. The Group optimized workforce development, enhanced basic staff trainings, raised operating staff's awareness of the code on work safety and operation procedures, and strove hard to improve their work safety know-how. It enhanced talent selection and encouraged high-level personnel to exert their potentials. Through standardized management, it stepped up efforts to attract and retain talents.

The following table sets forth the Group's sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June					
	2022			2021		
	Sales volume ('000 tons)	Net sales (RMB million)	%	Sales volume ('000 tons)	Net sales (RMB million)	%
Synthetic fibers	11.3	230.0	0.6	56.2	728.7	2.3
Resins and plastics	502.1	4,300.4	10.7	591.2	4,657.6	14.7
Intermediate petrochemicals	908.9	6,409.2	16.0	771.3	3,839.8	12.2
Petroleum products	3,940.9	21,846.7	54.4	4,528.8	17,005.9	53.8
Trading of petrochemical products	–	6,950.7	17.3	–	5,042.7	15.9
Others	–	405.2	1.0	–	360.8	1.1
Total	5,363.2	40,142.2	100.0	5,947.5	31,635.5	100.0

In the first half of 2022, the Group achieved a total net sales of RMB40.142 billion, an increase of 26.89% compared with the same period last year, of which the net sales of intermediate petrochemical products, petroleum products and trading of petrochemical products increased by 66.91%, 28.47% and 37.84% respectively. The net sales of synthetic fibers, resins and plastics fell by 68.44% and 7.67% respectively. Affected by plant shutdowns and rising product prices, except for intermediate petrochemical products, the sales volume of each sector dropped significantly. Synthetic fibers, resins and plastics, and petroleum products decreased by 79.89%, 15.07% and 12.89% respectively. The weighted average selling prices of all sectors increased over the same period of last year due to the increase in crude oil prices. In the first half of 2022, the Group's cost of sales was RMB40.681 billion, an increase of 31.95% from the same period last year and accounting for 101.34% of net sales.

In the first half of 2022, the Group's crude oil unit processing cost was RMB4,540.43/ton, an increase of RMB1,691.30/ton or 59.36% compared to the same period last year. The crude oil processing capacity of the Group was 5,795,100 tons (including 172,800 tons of processing materials supplied), a decrease of 415,000 tons from the same period last year (including a decrease of 390,300 tons in the Group's self produced crude oil processing capacity). From January to June this year, the cost of crude oil processing increased by RMB8.397 billion. Among them, the decrease of crude oil processing volume resulting in the cost decreased by RMB1.112 billion, and the unit processing cost increased resulting in the cost increased by RMB9.509 billion. Crude oil costs accounted for 62.75% of the Group's cost of sales in the first half of the year.

In the first half of 2022, the Group's expenditure on other excipients was RMB4.886 billion, a decrease of 6.22% from the same period last year. During the Reporting Period, the Group's depreciation and amortization expenses and maintenance expenses were RMB876 million and RMB834 million respectively. Depreciation and amortization expenses dropped by 6.60% year-on-year mainly due to the expiration of the depreciation period of some fixed assets from the second half of last year to the first half of this year; maintenance costs decreased by 17.20% year-on-year mainly because a major overhaul was carried out in the same period last year, with a large overhaul expenditure.

In the first half of 2022, the Group recorded sales expenses of RMB174.6 million, a decrease of 16.74% from RMB209.7 million in the same period last year mainly because the freight of RMB54.7 million in the handling and incidental expenses was accounted as the contract performance cost in the sales cost.

In the first half of 2022, the Group's income from other business was RMB47.7 million, a decrease of RMB8.5 million over the same period last year mainly due to a decrease in rental income of RMB7.0 million and a decrease in other income such as government subsidy income of RMB1.5 million during the Reporting Period.

In the first half of 2022, the Group reported a financial net income of RMB279.3 million, compared to financial net income of RMB210.5 million in the same period last year. The increase was mainly due to an increase in interest income of RMB80.5 million during the Reporting Period. In the first half of 2022, the Group achieved a loss after taxation excluding non-controlling interests of RMB426.5 million, a decrease of RMB1,703.0 million from the profit of RMB1,276.5 million in the same period last year.

Liquidity and Capital Resources

In the first half of 2022, the Group's net cash outflow from operating activities was RMB6,455.6 million, compared with a net cash outflow of RMB2,443.4 million in the same period last year.

In the first half of 2022, the Group's net cash inflow from investment activities was RMB1,776.7 million, compared with a net cash outflow of RMB3,106.4 million in the same period last year. This is mainly due to the net cash inflow of the Group's term deposit, structured deposit investment and recovery during the Reporting Period of RMB2.350 billion, an increase of RMB4.300 billion over the same period of last year, and the dividend received from the joint venture during the Reporting Period of RMB576.1 million, an increase of RMB521.1 million over the same period of last year.

In the first half of 2022, the Group generated a net cash inflow of RMB1,996.8 million from financing activities, compared with a net cash inflow of RMB2.8 million in the same period last year. This is mainly due to the increase of net cash flow generated from borrowings and short-term bonds obtained and repaid by the Group during the Reporting Period of RMB1,999.8 million compared with the same period last year.

Borrowings and Debts

The Group's long-term borrowings are mainly used for capital expansion projects. The Group generally arranges long-term borrowings in accordance with capital expenditure plans. The short-term debt is used to supplement the working capital required by the normal production and operation of the Group. As of 30 June 2022, the total loan balance of the Group increased by RMB500 million from the opening balance to RMB2.760 billion. The balance of the Group's short-term bonds increased by RMB1.510 billion compared with the opening balance of RMB0. The Group's total borrowings at fixed interest rates are RMB3.54 billion.

Capital Expenditures

In the first half of 2022, the Group's capital expenditure was RMB972 million. It was mainly used for the preliminary work and construction of raw silks (24,000 tons/year) and 48K large tow carbon fiber (12,000 ton/year) project and 100 ton high performance carbon fiber test plant etc.

In the second half of the year, the Group will continue to promote the raw silks (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project, and 100 ton high performance carbon fiber test plant. The projects to be commenced will include compliance transformation project of control room of synthetic resin department and improvement transformation project of clean water and sewage separation of Shanghai Petrochemical. The planned capital expenditure of the Group can be financed from operating cash and bank credit.

Gearing Ratio

As of 30 June 2022, the Group's gearing ratio was 31.58% (as of 30 June 2021: 36.65%). The gearing ratio was calculated as: total liabilities/total assets.

The Group's Employees

As of 30 June 2022, the number of registered employees of the Group was 8,039, among which 4,921 were production personnel, 2,026 were sales, finance and other personnel, and 1,037 were administrative personnel. 61.38% of the Group's employees were college graduates or above.

The Group determines the remuneration of its employees and directors on the basis of their position, performance, experience and current market pay trends. Other benefits include equity incentive plans and state-administered pension plans. The Group also provides professional and vocational training for its employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of the half year ended 30 June 2022, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company's 2021 annual report.

2. Market Outlook and Work Plans for the Second Half of the Year

Looking ahead to the second half of 2022, the risk of global economic stagflation will rise, and China's economic growth is expected to rebound and remain within a reasonable range. As demand recovers and stabilization policies take effect, demand of automobiles, real estate and home appliances is expected to rise. It is expected that the demand for domestic refined oil and chemical products will recover, and the price pass-through of the petrochemical industrial chain will normalize. The overall outlook of the industry is positive. However, due to the increased uncertainty of the international oil price trend, the domestic refining and chemical production capacity is released in a concentrated manner, and the pressure on the Company's efficiency will be further increased.

In the second half of the year, the Group will attach great importance to safety and environmental protection issues, be well prepared for the worst scenarios, implement all aspects of production recovery in a strict, detailed, scientific and orderly manner, devote every effort to reverse the passive situation of safety production, consolidate the Company's high-quality development foundation, and focus on the following four aspects.

1. Focus on the restore production and strive to keep the production running smoothly. Deeply learn the lessons of the "6·18" accident, pay attention to the implementation of the HSE management system, strictly implement the HSE responsibilities of all employees, strengthen the implementation of safety production measures, pay attention to the restorative maintenance of the unit, implement the commencement plan in stages, and steadily implement all tasks for the recovery of production to ensure the safe and stable operation of the unit. The Group will continue to improve the ability of environmental protection facilities to prevent impact and high standard emissions, put an end to excessive emissions and pollution incidents, and firmly adhere to the bottom line of safe and green development.

2. Focus on the “three basics” management and strive to build a solid foundation for development. The Group will pay close attention to basic construction, basic work and basic skills training, persist in concentrating energy and strength at the basic level, fully implement the focus of “three basics” work at the “three basics” level, and promote the improvement of basic management work. The Group will strengthen special projects, organically integrate them with professional management and “three basics” work, establish a responsibility system of joint management, and form a working force. The Group will carry out the construction of intelligent change management system to improve the “three basics” management level intelligently.

3. Focus on dynamic optimization and strive to ensure the improvement of operating efficiency. The Group will resolutely overcome the adverse effects of the “6·18” accident. On the basis of ensuring the smooth start-up and smooth operation of the unit, The Group will track the market dynamics, optimize the procurement strategy, the product structure, the production and marketing connection, and strive to improve the operating efficiency. The Group will deepen the integration of industry and finance, continue to carry out budget management such as rolling prediction of marginal benefits of the product chain, analysis of all factors of production and operation, target control of all staff costs, and internal market simulation, and strictly control costs.

4. Focus on reform and innovation, and strive to promote the high-quality development of the Company. The Group will consolidate the results of the three-year action to deepen reform and constantly enhance the effectiveness of reform in promoting development. In depth implementation of the Company’s continuous benchmarking management improvement plan to achieve normalization of benchmarking improvement. The Group will accelerate the process of tackling key problems of carbon fiber and its composites, promote the safety and environmental protection data governance project, promote the Company’s digital transformation, and give play to the effectiveness of scientific and technological innovation. The Group will strengthen the project construction management to ensure that the large tow carbon fiber project (phase I) is completed and put into operation with high quality, and the 100 ton high-performance carbon fiber test device project is handed over. The Group will accelerate the construction of new energy projects such as photovoltaic.

(2) Analysis of the Company's Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

1. Analysis of Changes in the Company's Related Financial Data

Unit: RMB'000

Item	For the six months ended 30 June		Change	Reason for change
	2022	2021	(%)	
Operating Costs	**39,118,453**	28,849,768	35.59	The rise of unit price of crude oil and purchased coal led to the rise of raw material cost and power cost.
Investment income ("-" for losses)	**-50,675**	602,510	-108.41	The operating loss of the associated company resulted in investment losses.
Impairment losses of assets	**-177,777**	-80,093	121.96	The increase of inventory provision resulted from the gross profit margin of chemical products decreased.
Gains from asset disposals ("-" for losses)	**-1,062**	79,085	-101.34	Gains from disposal of fixed assets decreased.
Income tax (benefits)/ expenses	**-11,780**	261,344	-104.51	The Company made losses resulted in income tax benefits
Net (loss)/profit attributable to shareholders of the Company	**-436,009**	1,244,189	-135.04	In the Reporting Period, the price rise of petrochemical products was less than that of crude oil, resulting in operating losses.
Other comprehensive income, net of tax	**273,513**	52,431	421.66	Price rise of crude oil led to increase of gains in fair value of commodity swap contracts subject to hedge accounting.
Net cash used in operating activities	**-6,405,122**	-2,389,552	168.05	The cash paid for purchasing goods and receiving services and the taxes paid in the current period increased compared with the same period last year.
Net cash flows generated from/(used in) investing activities	**1,776,708**	-3,106,358	-157.20	The net investment and recovery of time deposits and structured deposits in the current period increased compared with the same period of last year, and the dividends received from joint ventures in the current period increased compared with the same period of last year.
Net cash flows generated from/(used in) financing activities	**1,946,321**	-51,020	-3,914.82	The net cash flow generated by borrows and short-term bonds obtained and repaid by the Group during the Reporting Period increased compared with the same period last year.

(3) Analysis of Business Operations by Industry, Product or Geographical Location Segment

1. Principal Operations by Industry or Product

Unit: RMB'000

Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/ decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	230,723	388,301	-68.30	-68.46	-55.14	Decrease 49.96 percentage points
Resins and plastics	4,314,408	4,345,070	-0.71	-7.71	9.10	Decrease 15.51 percentage points
Intermediate petrochemicals	6,432,577	6,361,481	1.11	66.81	87.25	Decrease 10.80 percentage points
Petroleum products	27,517,541	20,704,410	24.76	22.76	35.63	Decrease 7.14 percentage points
Trading of petrochemical products	6,955,959	6,898,958	0.82	37.82	38.67	Decrease 0.61 percentage points
Others	260,149	296,886	-14.12	26.46	27.91	Decrease 1.29 percentage points

Note: This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 7.95%.

2. Revenue by Geographical Location

Unit: RMB'000

Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	40,160,926	24.21%
Other regions in the PRC	527,859	-15.18%
Exports	5,022,572	26.29%

(4) Analysis of Assets and Liabilities

Unit: RMB'000

Item	**As at 30 June 2022**		As at 31 December 2021		Change of amount on 30 June 2022 compared to 31 December 2021 (%)	Main reason for change
	Amount	**% of total assets**	Amount	% of total assets		
Derivative financial assets	**240,953**	**0.57**	81,405	0.17	195.99	The fair value at the end of the period of the commodity swap contract subject to hedge accounting increased.
Financial assets at fair value through profit or loss	**1,009,300**	**2.38**	–	–	–	The structured deposits purchased during the Reporting Period amounted to RMB1 billion. The structured deposits were redeemed at maturity with no balance at the end of the previous reporting period.
Other receivables	**192,186**	**0.45**	108,728	0.23	76.76	The export increased during the Reporting Period, and the export tax refund receivable increased; Receivables related to hedging instruments increased.
Other current assets	**582,136**	**1.37**	17,329	0.04	3,259.32	The value-added tax to be deducted increased significantly.

Item	As at 30 June 2022		As at 31 December 2021		Change of amount on 30 June 2022 compared to 31 December 2021 (%)	Main reason for change
	Amount	**% of total assets**	Amount	% of total assets		
Right-of-use assets	**20,697**	**0.05**	4,879	0.01	324.21	New lease contracts were added in the current period, resulting in an increase in the right-of-use assets – houses and buildings.
Derivative financial liabilities	**–**	**–**	23,804	0.05	-100.00	As of the end of the current period, all derivative financial liabilities have been settled.
Bills payable	**152,564**	**0.36**	830,006	1.76	-81.62	Bills payable matured in the current period.
Employee benefits payable	**552,062**	**1.30**	260,096	0.55	112.25	The employee benefits payable of the Reporting Period increased.
Taxes payable	**79,705**	**0.19**	4,070,663	8.65	-98.04	Taxes paid in the current period.
Other payables	**2,590,054**	**6.10**	1,287,064	2.74	101.24	At the end of the period, the dividend payable increased by RMB1.082 billion.
Other current liabilities	**2,789,182**	**6.57**	1,441,320	3.06	93.52	The balance of short-term bonds increased by RMB1.510 billion.
Lease liabilities	**10,350**	**0.02**	1,384	0.01	647.83	With the increase of the leased right-of-use assets in the current period, the lease liabilities also increased accordingly.
Other comprehensive income	**181,121**	**0.43**	59,425	0.13	204.79	Price rise of crude oil led to increase of gains in fair value of commodity swap contracts subject to hedge accounting.

As of the end of the Reporting Period, there was no case where the Company's main assets were sealed up, seized, frozen, mortgaged or pledged, and there was no case or arrangement where the possession, use, income and disposal rights of main assets were subject to other restrictions.

Overseas assets

During the Reporting Period, the Group's overseas assets were RMB15,758 thousand, accounting for 0.04% of the total assets.

(5) Analysis of Investments

1. Entrusted Wealth Managements and Entrusted Loans

(i) Entrusted Wealth Managements

The Company did not engage in entrusted wealth management during the Reporting Period.

(ii) Entrusted Loans

During the Reporting Period, the Company provided entrusted loans to Shanghai Jinshan Baling New Material Co., Ltd. ("Baling New Materials") through Sinopec Finance Co., Ltd., with a total loan amount of RMB300 million, which was used for styrene thermoplastic elastomer project. The loan term is 6 months and the annual interest rate is 3.80%. During the six months ended June 30 2022, the entrusted loan of RMB150 million has been issued.

2. Projects Funded by Fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3. Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

As at 30 June 2022, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital (RMB'000)	Net (loss)/ profit for the year 2022 (RMB'000)
Shanghai Petrochemical Investment Development Company Limited ("Shanghai Investment Development")	China	Investment management	China	Limited company	100.00	100.00	RMB2,100,000	61
China Jinshan Associated Trading Corporation (Jinshan Associated Trading)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB25,000	13,351
Shanghai Jinchang Engineering Plastics Company Limited ("Shanghai Jinchang")	China	Production of polypropylene compound products	China	Limited company	–	74.25	USD9,154	(12,977)
Shanghai Golden Phillips Petrochemical Company Limited ("Shanghai Golden Phillips")	China	Production of polypropylene products	China	Limited company	–	100.00	RMB415,623	(11,301)
Shanghai Jinshan Trading Corporation ("JMGJ")	China	Import and export of petrochemical products and equipment	China	Limited company	–	67.33	RMB100,000	12,757
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. ("Jinlian")	China	Trading of Petrochemical Products	China	Limited company	–	100.00	RMB400,000	(6,975)

Note: None of the subsidiaries have issued any debt securities.

The Group's share of interests in associates comprises a 38.26% interest in the Shanghai Chemical Industry Park Development Co., Ltd. ("Chemical Industrial Park") established in the PRC in the amount of RMB2,085.3 million, and a 20% interest in the Shanghai SECCO Petrochemical Company Limited ("Shanghai SECCO") established in the PRC in the amount of RMB587.2 million. The principal businesses of the Chemical Industry Park include the planning, development and operation of a chemical industrial park located in Shanghai of the PRC. The principal business of the Shanghai SECCO is the production and distribution of petrochemical products.

(1) Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In the first half of 2022, Shanghai SECCO recorded a revenue of RMB12.9273 billion, and its loss after tax reached RMB663.0 million, among which RMB132.6 million was attributed to the Company.

In the first half of 2022, Chemical Industrial Park recorded a revenue of RMB815.9 million, and its profit after tax reached RMB247.5 million, among which RMB84.3 million was attributed to the Company.

(2) Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

(a) In the first half of 2022, the operating results of Shanghai Investment Development decreased by 99.95% year on year, which was mainly due to the decrease of investment income in the current period, resulting in a decrease in the operating profit in the first half of 2022.

(b) In the first half of 2022, the operating results of Shanghai Jinchang decreased by 71.45% year on year which was primarily due to the increase in price of the raw materials required by Shanghai Jinchang. This resulted in a decrease in operating results for the first half of 2022.

(c) In the first half of 2022, the operating results of Shanghai Golden Phillips has seen a decrease of 182.37% year on year, which was mainly due to the increase in price of raw materials required by Shanghai Golden Phillips. This resulted in a decrease in operating results for the first half of 2022.

(d) In the first half of 2022, the operating results of JMGJ has seen an increase of 88.76% year on year, which was mainly due to the increase in export sales in the current period. This resulted in an increase in operating results for the first half of 2022.

4. Projects Funded by Non-fund Raising Capital

Major Project	Estimated total project investment	Estimated total project investment in the Reporting Period	Status as at 30 June 2022
Shanghai Jinshan Baling New Material Co., Ltd.	400,000	50,000	Paid in RMB100 million
Shanghai Shidian Energy Co., Ltd.	400,000	80,000	Paid in RMB400 million
Sinopec Shanghai 24000 T/A precursor fiber and 12000 T/a 48K large tow carbon fiber project	3,489,638	604,470	Under construction
100 ton high performance carbon fiber test plant	566,183	54,026	Under construction
Controlling room project of 1#, 2#, 3#, 4# refining combined unit of oil refining department	97,689	37,862	Under construction
Sinopec Shanghai test line project of aviation carbon fibre reinforced thermoplastic composite material	87,682	15,458	Under construction
Rectification project of hidden danger in central control room of olefin Department	44,298	16,152	Under construction
Oil refining department upgrading project of high pressure air cooling materials for medium pressure hydrocracking unit	32,829	15,941	Under construction

5. Financial Assets Measured at Fair Value

Unit: RMB'000

Project	Opening amount	Closing amount	Profit and loss from changes in fair value in the current period	Cumulative changes in fair value included in equity	Impairment accrued in the current period	Source of funds
Trading financial assets						
– Structured deposit	–	1,009,300	9,300	–	–	own capital
Financial assets measured at fair value with changes included in other comprehensive income						
– Receivables financing	1,072,690	680,269	–	–	–	
– Investment in other equity instruments	5,000	5,000	–	–	–	own capital
Derivative financial assets						
– Commodity swap contract	81,405	240,953	-8,987	394,762	–	
Total	1,159,095	1,935,522	313	394,762	–	

(6) Other Disclosure Items

1. Possible Risks

(i) The cyclical characteristics of the petroleum and petrochemical products market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group's operations.

A large part of the Group's operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group's products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group's products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group's business, operating results and financial condition.

(ii) The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group's petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group's petroleum products.

(iii) Substantial capital expenditures and financing requirements are required for the Group's development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group's ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group's estimated capital expenditures is estimated to amount to approximately RMB3,500.0 million in 2022, which will be met by internal funding and by bank loans. The Group's effective capital expenditures may vary significantly due to the Group's ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group's fund raising projects.

The Group's ability to secure external financing in the future is subject to a number of uncertainties which include the Company's operating results, financial conditions and cash flow in the future; China's economic conditions and the market conditions for the Group's products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group's failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group's business, operating results and financial condition.

(iv) The Group's business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group's production operations. Currently the Group's operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(v) Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group's business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(vi) Connected transactions may have an adverse impact on the Group's business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group's controlling shareholder Sinopec Corp. and Sinopec Corp.'s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemical products industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group's business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group's business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group's interests.

(vii) Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,459,455,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group's production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group's production operations as well as minority shareholders' interests.

(1) Brief Introduction of General Meeting

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The First Extraordinary General Meeting for 2022, the First A Shareholders Class Meeting for 2022 and the First H Shareholders Class Meeting for 2022	30 March 2022	1. THAT waived the pre-emptive right over the equity transfer of non-controlled company be considered and approved as an ordinary resolution. 2. THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved as a special resolution.	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	31 March 2022
The 2021 Annual General Meeting, the Second A Shareholders Class Meeting for 2022 and the Second H Shareholders Class Meeting for 2022	22 June 2022	1. THAT the 2021 Work Report of the Board of Directors of the Company be considered and approved; 2. THAT the 2021 Work Report of the Supervisory Committee of the Company be considered and approved; 3. THAT the 2021 Audited Financial Statements of the Company be considered and approved; 4. THAT the 2021 Profit Distribution Plan of the Company be considered and approved; 5. THAT the 2022 Financial Budget Report of the Company be considered and approved; 6. THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2022 and the authorization of the board of directors to fix their remuneration be considered and approved; 7. THAT the authorization to the Board of Directors to decide on the registration and issuance of ultra short-term financing bonds be considered and approved; and 8. THAT the proposal to the shareholders at the general meeting to authorize the Board of Directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company be considered and approved.	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	23 June 2022

For details of the above meetings, please refer to the resolution announcement published by the Company in Shanghai Securities News, China Securities Journal, Securities Times, the website of Shanghai Stock Exchange and the website of Hong Kong Stock Exchange.

(2) Plan for Profit Distribution or Capital Reserves Capitalization

1. Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2021 Profit Distribution Plan was considered and approved at the 2021 Annual General Meeting held on 22 June 2022 to distribute a dividend of RMB0.1 per share (including tax) totaling RMB1,082,381,350 based on the total issued share of 10,823,813,500 as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 23 June 2022 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 22 June 2022. The Final Dividend was distributed on or around Thursday, 28 July 2022 to shareholders whose names appear on the register of members of the Company's H shares at the close of business on Tuesday, 5 July 2022. On 20 July 2022, the Company published an announcement on the implementation of profit distribution for A shares for the year 2021. The record date for A shares dividend payment was 27 July 2022 and the ex-dividend date was 28 July 2022. The dividend payment date for A shares was 28 July 2022. The Profit Distribution Plan was implemented as scheduled.

2. Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

(3) Performance of Undertakings

1. Undertakings Made by De Facto Controller, Shareholders, Connected Parties, Purchaser and the Company during the Reporting Period or Continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company's controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

For details, please refer to "The Explanatory Memorandum for the Share Reform Scheme of the Company" (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The share reform scheme was reviewed and approved at the A shares shareholders' meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company's A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the "Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme" published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(4) Appointment and Dismissal of Accounting Firm

During the Reporting Period, the Company had not changed its auditors.

(5) Material Lawsuits or Arbitration

During the Reporting Period, the Company had no material lawsuits or arbitration.

(6) Punishment and Reprimand of the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder, De Facto Controller and Purchaser

During the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC or publicly censured by the stock exchanges on which the Company is listed.

(7) Credit Status of the Company and its Controlling Shareholder and De Facto Controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

(8) Share Option Incentive Scheme

During the Reporting Period, the Company did not grant A-share stock options under the share option incentive plan, nor did the granted persons exercise A-share stock options, and no A-share stock options were cancelled or lapsed, no H-share stock options were granted, cancelled or lapsed.

(9) Major Connected Transactions of the Company

1. Connected Transactions in relation to Daily Operations

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., and the de facto controller, Sinopec Group on 23 October 2019, and the Comprehensive Services Framework Agreement entered into with the Sinopec Group on 23 October 2019, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemical products and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company's de facto controller Sinopec Group on 23 October 2019, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement shall be valid for three years until 31 December, 2022.

The transactions under the abovementioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing connected transactions, same below) under the agreements in an announcement dated 23 October 2019 and a circular dated 13 November 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on 10 December 2019.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2019.

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

Unit:RMB'000

Type of connected transaction	Connected person	Annual cap for 2022	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement				
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	78,591,000	38,879,702	78.40%
Sales of petroleum products and petrochemicals	Sinopec Corp. and its associates	71,274,000	30,243,960	65.95%
Property leasing	Sinopec Corp. and its associates	37,000	17,255	41.93%
Agency sales of petrochemical products	Sinopec Corp. and its associates	169,000	58,868	100.00%
Comprehensive Services Framework Agreement				
Construction, installation and engineering design services	Sinopec Group and its associates	1,004,000	706,002	50.47%
Petrochemical industry insurance services	Sinopec Group and its associates	140,000	52,906	100.00%
Financial services	Sinopec Group and its associates	200,000	2,808	0.85%
Storage services agreement				
Storage services	Associate of Sinopec Group (Baishawan Branch)	114,000	58,056	92.59%

The Company entered into an oil tanks lease agreement with the Sinopec Reserve and the Baishawan Branch on 31 December 2020, pursuant to which the Baishawan Branch provides storage services to the Company for a term of three years commencing from 1 January 2021 to 31 December 2023. The annual aggregate amount payable by the Company to the Baishawan Branch in 2021, 2022 and 2023 shall not exceed RMB114.0 million (VAT inclusive). The oil tanks lease agreement was considered and approved at the fourth meeting of the tenth session of the Board of Directors held on 8 December 2020. The relevant announcement was published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively, on 8 December 2020 and 11 December 2020, and was published on the Shanghai Securities News and the China Securities Journal on 9 December 2020.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 20 to the financial statements prepared under IFRS in the 2022 Interim report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

2. Credits and Liabilities with Connected Parties

Unit: RMB'000

Connected party	Connected relationship	Funds provided to connected parties			Funds provided by connected parties to the listed company		
		Opening balance	Amount of transaction	Closing balance	Opening balance	Amount of transaction	Closing balance
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	61,131	196,400	257,531	981,669	773,063	1,754,732

Note 1: The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates, and entrusted loans provided by the Group to the joint venture.

Note 2: The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries, and long-term borrowings arising from the Group's acceptance of loans from Sinopec Corp and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs; (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company's production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company's independence.

3. Financial Business between the Company and the Related Financial Company, the Company's Holding Financial Company and Related Parties

(1) Deposit business

Unit: RMB'0,000

Related Party	Relationship	Maximum daily deposit limit	Deposit interest rate range	Opening balance	Amount incurred in the current period		Ending balance
					Total deposit amount in the current period	Total withdrawn amount in current period	
Sinopec Finance Co., Ltd	Subsidiaries of the ultimate holding company	None	0.35%-1.61%	324.30	7,301,466.14	7,301,529.20	261.24
Total	/	/	/	324.30	7,301,466.14	7,301,529.20	261.24

Note: as of 30 June 2022, the deposit amount and ending balance between the Company and its subsidiaries and Sinopec Finance Co., Ltd. were all current deposits.

(2) Loan business

Unit: RMB'0,000

Related Party	Relationship	loan limit	Loan interest rate range	Opening balance	Amount incurred in the current period		Ending balance
					Total loan amount in the current period	Total repayment amount of the current period	
Sinopec Finance Co., Ltd	Subsidiaries of the ultimate holding company	None	1.08%	70,000.00	–	–	70,000.00
Total	/	/	/	70,000.00	–	–	70,000.00

(3) Credit business or other financial business

Unit: RMB'0,000

Related Party	Relationship	Business type	Total amount	Actual amount
Sinopec Finance Co., Ltd	Subsidiaries of the ultimate holding company	Issue acceptance bill	47,500.00	0.00
Sinopec Finance Co., Ltd	Subsidiaries of the ultimate holding company	Bill discount	0.00	5,175.98

(10) Material Contracts and Their Performance

1. Entrustments, Sub-contracts and Lease Arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the said period.

2. Guarantees

The Company did not provide guarantees during the Reporting Period.

3. Other Material Contracts

There were no other material contracts during the Reporting Period.

(11) Environmental Information and Social Responsibilities

1. Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the polluting enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to the Measures for Self-Monitoring and Information Disclosure of the Enterprises subject to Intensive Monitoring and Control by the State (Trial Implementation), the Company has disclosed to the public on the website of the National Pollution Source Monitoring Information Management and Sharing Platform about the sites of the pollution sources, the types and concentration of pollutants which are subject to intensive monitoring and control by the state.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It has continually received ISO14001 Environmental Management System Certification. In January 2013, it obtained the certifications from the Shanghai Audit Center of Quality in different areas, including quality (GB/T19001:2008), environment (GB/T24001: 2004) and occupational health and safety (GB/T28001: 2011). On 16 September 2019, it was approved the continuing use of the title of "All-China Environmentally Friendly Enterprise". On 27 December 2019, the Company was awarded the title of "Sinopec Green Enterprise for 2019" by the HSSE Committee of China Petrochemical Corporation. In 2020, the Company retained the title of "Sinopec Green Enterprise".

In the first half of 2022, the Company actively practised the green development concept, stepped up pollution prevention and control efforts, drove clean production, vigorously implemented the "general manager's order No.1", carried out green enterprise action plan in a quality manner, restarted green enterprise development and continued to promote green infrastructure construction. It ensured the effective operation of HSE management system and reinforced its capability to execute HSE system. The Company strengthened source control and implemented environmental protection standards which were stricter than national, industrial and local standards, thereby reducing emission volume and intensity as well as preventing related impact. Strict measures were taken to ensure pollutants to be discharged in an orderly manner and meet the discharge standards so as to contribute its efforts to improve the regional ecological environment quality.

2. Pollutant treatment information

In the first half of 2022, the chemical oxygen demand and the emissions of ammonia nitrogen, sulphur dioxide and nitrogen oxide arising from the Company's key pollutants accounted for 50.39%,19.53%, 39.18% and 46.58% respectively of the limits set out in the responsibility statement. The compliance rate of the Company's discharged wastewater was 100%, the compliance rate of controlled exhaust gas emission was 100% (excluding the impact of the accident on 18 June), and the proper disposal rate of hazardous waste was 100%. They met the requirements of the environmental protection assessment indicators listed in the energy and environmental responsibility statement of Sinopec Group.

3. Construction and operation of pollution prevention facilities

The Company strengthened the supervision of daily operation of environmental protection facilities, and the operating parameters of environmental protection facilities were included in production management indicators. The environmental protection equipment was listed as important production equipment, and the online environmental analyzers were included in the equipment management system.

The ultra-low emission modification of all thermoelectric boiler of thermal power department had been completed up to November 2018. In the first half of 2022, the emissions of soot, sulphur dioxide and nitrogen oxide produced by the thermoelectric boiler met the requirements of the Air Pollutant Emission Standard for Coal-fired Power Plants in Shanghai (DB31/963-2016) (namely soot≤10mg/m^3, SO_2≤35 mg/m^3, NO_X≤50 mg/m^3). The sulphur dioxide emissions of 3 sets of sulphur recovery units met the emission standard (SO_2≤100 mg/m^3) stipulated in the Pollutant Emission Standards for Petroleum Refining Industry (GB31570-2015). The pollutant emissions of the catalytic cracking unit met the emission standards stipulated in the Pollutant Emission Standards for Petroleum Refining Industry (GB31570-2015) (soot≤30mg/m^3, SO_2≤50 mg/m^3, NO_X≤100 mg/m^3). The pollutant emission of the process heating furnace met the emission standards specified in the Pollutant Emission Standards for Petroleum Refining Industry (GB31570-2015) and Pollutant Emission Standard for Petrochemical Industry (GB31571-2015) (soot≤20mg/m^3, SO_2≤50 mg/m^3, NO_X≤100 mg/m^3).

Sinopec Shanghai Environmental Protection and Water Supplies Department had two sets of biochemical sewage treatment devices (1# sewage treatment plant and 3# sewage treatment plant), with design sewage treatment capacity of 84,000 tons/day. After the sewage was treated and met the required standards, it was discharged to Hangzhou Bay through the deep-sea discharge pipe.

In the first half of 2022, the Environmental Protection and Water Supplies Department handled 10.9177million tons of sewage through secondary biochemical treatment, which was equivalent to approximately 59,800tons/day. The total effluent concentration of chemical oxygen demand (CODcr) and ammonia nitrogen was 30.42mg/l and 0.58mg/l respectively; the sewage treatment facilities were 100% intact and the operation rate was 100%.

4. Environmental Impact Assessment and Other Environmental Protection Administrative Licensing of Construction Projects

According to the requirements of laws and regulations such as the Environmental Impact Assessment Law, the Regulations on Environmental Protection Management of Construction Projects and the Classified Management Directory of Environmental Impact Assessment of Construction Projects, the Company actively promoted the principle that environmental protections facilities were designed, developed and put in operation in tandem with construction projects. In the first half of 2022, the "thermoplastic elastomer project" was approved by Shanghai Jinshan Ecological Environment Bureau (approval number: jinhuanxu [2022] No.22).

The Company's existing sewage discharge licence is valid from 1 January 2021 to 31 December 2025. In 2022, the Company carried out self-monitoring, reporting of pollutant discharge permit implementation reports and information disclosure to strictly comply with the management requirements of sewage discharge licence.

5. Emergency response plan for emergent environmental incidents

According to the three-year validity requirement in the "Administrative Measures for Emergency Preparedness for Environmental Incidents of Sinopec", the Company completed the revision of the "Shanghai Petrochemical's Comprehensive Emergency Response Plan for Environmental Emergencies" and filed a report to Shanghai Municipal Bureau of Ecology and Environment in December 2019. Its comprehensive plan covers 11 areas, including "Corporate Profile", "Emergency Organization System and Responsibility", "Environmental Risk Analysis", "Internal Alarm Mechanism" and "Emergency Response". The specific emergency plan includes 6 contingency plans, including "Specific Emergency Plan for Water Environment Risk", "Specific Emergency Plan for Long-Distance Pipeline Leakage", "Specific Emergency Response Plan for Chemicals (Including Hazardous Waste) Leakage Incident", "Specific Emergency Response Plan for Oil and Gas Pipeline Leakage Incident", "Shanghai Petrochemical Specific Emergency Plan for Soil Pollution Prevention", "Shanghai Petrochemical Specific Emergency Plan for Hazardous Waste Disposal".

In the first half of 2022, the Company studied the "Notice on Completing Risk Assessment of Environmental Incidents in 2022", the "Sinopec's Guide on Risk Assessment of Environmental Incidents (March 2022)" and the "Evaluation Form on Risk Index for Environmental Incidents" issued by Sinopec Group. At present, the Company has 0 extremely high environmental risk source, 17 high environmental risk sources, 52 relatively high environmental risk sources, 76 medium environmental risk sources, and 12 low environmental risk sources. Total environmental risk sources are 157.

The Company carried out regular environmental emergency drills. At 15:10 on 6 May 2022, the Company carried out the drill for leakage and fire emergency at reflux pump E-GA-406B seal of propylene distillation column in 2# olefin complex operated by Shanghai Petrochemical's Olefin Division. The emergency applied the "On-site Emergency Plan for Leakage of Reflux Pump E-GA-406B of Propylene Distillation Column at Olefin Complex", the "Comprehensive Emergency Response Plan of Shanghai Petrochemical", the "Specific Emergency Plan for Fire and Explosion Accidents", the "Specific Emergency Plan for Hazardous Chemicals (with major hazard sources) Accidents" and the "Shanghai Petrochemical's Comprehensive Emergency Response Plan for Environmental Emergencies". The drill proved that the aforementioned emergency plans were sufficient and effective.

6. Environmental self-monitoring programme

In accordance with Sinopec Shanghai's "Self-Monitoring Program for Pollutant Discharge Permit", "Sinopec's Provisions on the Management of Environmental Monitoring" and "Sinopec Shanghai's Provisions on the Management of Environmental Monitoring", the Company organized and published the Shanghai Petrochemical's 2021 Environmental Monitoring Plan and Emission Implementation Standards at the end of 2020. They covered the following nine areas: water quality (rain water) monitoring plan, air monitoring plan (atmospheric PM_{10}, unorganized emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, soil and groundwater monitoring plan. They monitored the Company's various pollution sources such as sewage, unpolluted water, waste gas, noise and radioactivity, as well as environmental quality monitoring of the atmosphere and groundwater. Daily environmental monitoring was carried out according to the monitoring plan. In the first half of 2022, a total of 10,309 items of water quality data (including 480 items from outsourced projects), 4,753 items of air and waste gas data (including 1,083 items from outsourced projects) and 200 items of noise data were monitored, with the compliance rate of 100%.

7. Measures and effects taken to reduce carbon emissions during the reporting period

The Thermal Power Department applied biomass fuel-blended combustion for CFB boiler. In the first half of 2022, 5,045 tons of biomass fuel were used for co-combustion. The cumulative coupled power generation was 9.39 million kWh, and the CO_2 emission was reduced by 7,668 tons. During the overhaul period in 2022, 3# diesel hydrogenation, 1# delayed coking, air preheater of medium pressure hydrocracking unit, and 5# unit of the thermal power department were renovated for energy-saving. With an emphasis on carbon recovery and carbon capture, the Company sold CO_2 generated by its ethylene glycol unit to Shanghai Petrochemical Iwatani Gas Development Co., Ltd. for production of food-grade CO_2. A total of 31,851 tons of CO_2 were recovered in the first half of the year.

8. Administrative penalties for environmental problems during the Reporting Period

During the Reporting Period, the company was not subject to administrative punishment for environmental problems.

9. Consolidate and expand the achievements in poverty alleviation and Rural Revitalization

The Company actively participated in the revitalization of rural areas. It cooperated with Jinshan government and focused on poverty alleviation in the impoverished areas of Pu'er City, Yunnan Province. In the first half of 2022, more than RMB3.62 million was raised for the poverty relief through consumption. Moreover, a working group for alleviating poverty through education was established. It partnered with Bange Middle School in Tibet for promoting this cause, and carried out teacher training for paired schools and activities for selection of the best rural teachers.

(12) Issued Corporate Bonds

1. Basic information of debt financing instruments of non-financial enterprises

Bond name	Abbreviation	Code	Issue date	Value date	Due date	Bond balance	Interest rate (%)	Repayment of principal and interest	Trading place	Investor suitability arrangements (if any)	Trading mechanism	Is there any risk of termination of listing
Phase I ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	22 Shanghai Petrochemical SCP001	012280265	17 January 2022	18 January 2022	18 May 2022	0	2.35%	One time repayment of principal and interest upon maturity	Inter bank market clearing house	The investors who subscribe for the current ultra short-term financing bonds are domestic qualified institutional investors (unless otherwise stipulated by national laws, regulations and departmental rules)	The current ultra short-term financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor's right registration date. In accordance with the relevant provisions promulgated by the National Interbank Funding Center.	No
Phase II ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	22 Shanghai Petrochemical SCP002	012280834	3 March 2022	7 March 2022	5 July 2022	1.5 billion	2.01%	One time repayment of principal and interest upon maturity	Inter bank market clearing house	The investors who subscribe for the current ultra short-term financing bonds are domestic qualified institutional investors (unless otherwise stipulated by national laws, regulations and departmental rules)	The current ultra short-term financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor's right registration date. In accordance with the relevant provisions promulgated by the National Interbank Funding Center.	No

2. Accounting data and financial indicators of the Group as of the end of the reporting period

RMB'000

Main indicators	**As at 30 June 2022**	As at 31 December 2021	Change (%)	Main reason for change
Current ratio	**132.40%**	132.52%	-0.12%	
Quick ratio	**80.15%**	94.63%	-14.48%	Affected by the rise in international crude oil prices, the Company's inventory increased.
Asset liability ratio (%)	**31.72%**	35.38%	-3.66%	

	For the six months ended 30 June 2022	For the six months ended 30 June 2021	Change (%)	Main reason for change
Net profit/(loss) attributable to shareholders of the parent company after deducting non recurring profit and loss	**-402,544.00**	1,169,426.00	-134.42%	In 2022, the crude oil price rose sharply, the chemical product market continued to be depressed, and the price increase was less than that of raw materials. The Company suffered losses.
EBITDA total debt ratio	**0.11**	0.55	-80.00%	In 2022, the crude oil price rose sharply, the chemical product market continued to be depressed, and the price increase was less than that of raw materials. The Company suffered losses.
Interest cover	**-7.84**	40.45	-119.38%	In 2022, the crude oil price rose sharply, the chemical product market continued to be depressed, and the price increase was less than that of raw materials. The Company suffered losses.
Cash interest cover	**-127.87**	-62.39	-104.95%	In 2022, the crude oil price rose sharply, the chemical product market continued to be depressed, and the price increase was less than that of raw materials. The Company suffered losses.
EBITDA interest cover	**9.68**	64.96	-85.10%	In 2022, the crude oil price rose sharply, the chemical product market continued to be depressed, and the price increase was less than that of raw materials. The Company suffered losses.
Loan repayment rate (%)	**100%**	100%	–	There is no change in the current period
Interest coverage rate (%)	**100%**	100%	–	There is no change in the current period

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

(1) Changes in Share Capital of Ordinary Shares during the Reporting Period

1. Changes in Share Capital of Ordinary Shares during the Reporting Period

During the Reporting Period, there was no change in the ordinary shares of the Group.

(2) Issue of Shares

1. Issue of Shares during the Reporting Period

Information about the Group's issuing debt financing instruments of non-financial enterprises during the Reporting Period is listed on Page 40. The Group didn't issue any other shares during this Period.

2. Changes in the Company's Total Number of Ordinary Shares, Shareholding Structure and the Company's Assets and Liabilities

During the Reporting Period, there was no changes in the Company's total number of shares, shareholding structure and Company's assets and liabilities due to reasons such as stock dividend and allotment of shares.

3. Employees Shares

The Company had no employees shares as at the end of the Reporting Period.

(3) Shareholders

1. Total Number of Shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	105,475

2. Shareholding of the Top Ten Shareholders as at the End of the Reporting Period

Unit: Shares

Shareholding of the top ten shareholders Unit: Shares

Name of shareholders (Full name)	Class of shares	Increase/decrease of shareholding during the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Percentage of Shareholding (%)	Number of shares held with selling restrictions (shares)	Pledged/frozen Status of shares	Pledged/frozen Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,459,455,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	-1,331,000	3,452,508,030	31.90	0	Unknown	–	Overseas legal person
HKSCC Limited	A shares	-37,758,402	77,391,306	0.72	0	None	0	Overseas legal person
Wang Lei	A shares	-11,535,500	56,120,300	0.52	0	None	0	Domestic natural person
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	-19,179,415	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	-1,690,831	43,531,469	0.40	0	None	0	Others
China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	A shares	-31,984	43,051,716	0.40	0	None	0	Others
E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	-45,050	43,038,700	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	-855,769	42,675,700	0.39	0	None	0	Others
Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation ("Sinopec Corp."), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies.							

Note: Sinopec Group held 44,660,000 H shares of the Company through its overseas wholly-owned subsidiary Shengjun International Investment Co., Ltd., accounting for 0.4126% of the total shares of the Company. These shares were included in the total shares held by HKSCC (Nominees) Limited.

(4) Change in Controlling Shareholder or De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder or the de facto controller of the Company.

(5) Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2022, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company's substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO") or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	*Note*	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation ("Sinopec Corp.")	5,460,000,000 A shares (L) Shares of legal person	*(1)*	50.44 (L)	74.50 (L)	Beneficial owner
The Bank of New York Mellon Corporation	302,534,137 H shares (L) 279,368,500 H shares (S) 23,159,637 H shares (P)	*(2)*	2.80(L) 2.58(S) 0.21(P)	8.66(L) 7.99(S) 0.66(P)	Interests of controlled corporation
Corn Capital Company Limited	211,008,000 H shares (L) 200,020,000 H shares (S)	*(3)*	1.95 (L) 1.85 (S)	6.04 (L) 5.72 (S)	Beneficial owner
Hung Hin Fai	211,008,000 H shares (L) 200,020,000 H shares (S)	*(4)*	1.95 (L) 1.85 (S)	6.04 (L) 5.72 (S)	Interests of controlled corporation
Yardley Finance Limited	200,020,000 H shares (L)	*(5)*	1.85 (L)	5.72 (L)	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	*(5)*	1.85 (L)	5.72 (L)	Interests of controlled corporation

(L): Long position; (S): Short position; (P): Lending Pool

Note:

(1) Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation directly and indirectly owned 68.31% of the issued share capital of Sinopec Corp as at 30 June 2022. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2) All the 302,534,137 H shares (long position) and 279,368,500 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 279,368,500 H shares (short position) are held through physical-settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1) All the 6,000 H shares (long position) are held by BNY Mellon, National Association. Since BNY Mellon, National Association is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 6,000 H shares (long position) of the Company held by BNY Mellon, National Association.

(2.2) 302,534,137 H shares (long position) and 279,368,500 H shares (short position) of the Company are held directly or indirectly by The Bank of New York Mellon. The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. Therefore, The Bank of New York Mellon Corporation was deemed to be interested in 302,534,137 H shares (long position) and 279,368,500 H shares (short position) held by The Bank of New York Mellon.

(3) These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(4) These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2022, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1) Changes in Shareholdings

1. Changes in Shareholdings of the Current Directors, Supervisors and Senior Management and those Resigned during the Reporting Period

Unit:Shares

Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period
Wan Tao (Appointed on 8 September 2022)	Executive Director and Chairman	Nil	Nil	No change
Wu Haijun (Resigned on 8 September 2022)	Executive Director and Chairman	Nil	Nil	No change
Guan Zemin	Executive Director, Vice Chairman and President	Nil	Nil	No change
Du Jun	Executive Director, Vice President and Chief Financial Officer	Nil	Nil	No change
Huang Xiangyu	Executive Director and Vice President	140,000	140,000	No change
Xie Zhenglin	Non-executive Director	Nil	Nil	No change
Peng Kun	Non-executive Director	Nil	Nil	No change
Li Yuanqin	Independent Non-executive Director	Nil	Nil	No change
Tang Song	Independent Non-executive Director	Nil	Nil	No change
Chen Haifeng	Independent Non-executive Director	Nil	Nil	No change
Yang Jun	Independent Non-executive Director	Nil	Nil	No change
Gao Song	Independent Non-executive Director	Nil	Nil	No change
Ma Yanhui	Supervisor and Chairman of the Supervisory Committee	Nil	Nil	No change
Zhang Feng	Supervisor	10,000	10,000	No change
Chen Hongjun	Supervisor	31,400	31,400	No change
Zhang Xiaofeng	Supervisor	Nil	Nil	No change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No change
Choi Ting Ki	Independent Supervisor	Nil	Nil	No change
Jin Qiang	Vice President	301,000	301,000	No change
Jin Wenmin	Vice President	175,000	175,000	No change
Huang Fei	Vice President	Nil	Nil	No change
Liu Gang	Joint Company Secretary, Board Secretary, General Manager Assistant and General Counsel	Nil	Nil	No change

(2) Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

During the Reporting Period, the Company's Directors, Supervisors and senior management did not hold Company's share options.

(3) Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Change	Date of change	Reason
Jin Qiang	Executive Director	resigned	15 February 2022	Job change
Jin Wenmin	Executive Director	resigned	15 February 2022	Job change
Huang Fei	Executive Director	resigned	15 February 2022	Job change

(4) Interests and Short Positions of the Directors, Chief Executives and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2022, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the "Model Code for Securities Transactions" set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares (L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares (L)	0.0003	0.0004	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2022, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

(5) Changes in Directors' and Supervisors' Information

During the Reporting Period, disclosure of changes in the information of Directors and Supervisors in accordance with Rule 13.51B(1) of the Hong Kong Listing Rules are set out as below:

1. Mr. Tang Song, independent non-executive director, has no longer served as independent director of Shanghai Qifan Cable Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 605222) since July 2022.

(6) Audit Committee

On 24 August 2022, the Audit Committee of the Tenth Session of the Board held its eleventh meeting, primarily to review the financial report of the Group for the Reporting Period, and discussed matters relating to the risk management, internal control and financial reporting.

(7) Purchase, Sale and Redemption of the Company's Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company's securities (for the definition of "securities", please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(8) Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

(9) Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors of the Company. After making specific enquiries with all Directors and Supervisors of the Company and having obtained written confirmations from each Director and Supervisor, the Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.



Review report

to the board of directors of Sinopec Shanghai Petrochemical Company Limited
(Incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 51 to 93, which comprises the consolidated statement of financial position of Sinopec Shanghai Petrochemical Company Limited (the "Company") as of 30 June 2022 and the related consolidated statement of profit or loss, the statement of profit or loss and other comprehensive income, the statement of changes in equity and the condensed consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, *Interim financial reporting* issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, *Review of interim financial information performed by the independent auditor of the entity,* issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2022 is not prepared, in all material respects, in accordance with International Accounting Standard 34, *Interim financial reporting*.

Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

25 August 2022

A. Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED 30 JUNE 2022 – UNAUDITED
(Expressed in Renminbi Yuan)

	Note	Six months ended 30 June 2022 RMB'000	2021 RMB'000
Revenue	3	**45,859,205**	37,088,509
Taxes and surcharges		**(5,717,033)**	(5,453,022)
Net sales		**40,142,172**	31,635,487
Cost of sales		**(40,681,204)**	(30,831,925)
Gross (loss)/profit	3	**(539,032)**	803,562
Selling and administrative expenses		**(179,494)**	(209,674)
Other operating income		**47,661**	56,169
Other operating expenses		**(9,448)**	(9,689)
Other gains – net	4(b)	**(4,522)**	104,556
(Loss)/profit from operations	3	**(684,835)**	744,924
Finance income	4(a)	**329,305**	248,813
Finance expenses	4(a)	**(50,043)**	(38,299)
Finance income – net		**279,262**	210,514
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method		**(27,537)**	587,548
(Loss)/profit before taxation		**(433,110)**	1,542,986
Income tax benefit/(expense)	5	**11,780**	(261,344)
(Loss)/profit for the period		**(421,330)**	1,281,642
Attributable to:			
– Equity shareholders of the Company		**(426,518)**	1,276,462
– Non-controlling interests		**5,188**	5,180
		(421,330)	1,281,642
(Losses)/earnings per share			
Basic	6	**RMB (0.039)**	RMB0.118
Diluted	6	**RMB (0.039)**	RMB0.118

The notes on pages 60 to 93 form part of this interim financial report.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2022 – UNAUDITED
(Expressed in Renminbi Yuan)

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
(Loss)/profit for the period	**(421,330)**	1,281,642
Other comprehensive income for the period (after tax and reclassification adjustments)		
Items that are or may be reclassified subsequently to profit or loss		
Share of other comprehensive income of associates accounted for using the equity method	**(22,558)**	702
Cash flow hedges: net movement in hedging reserve	**296,071**	51,729
Other comprehensive income for the period	**273,513**	52,431
Total comprehensive income for the period	**(147,817)**	1,334,073
Attributable to:		
– Equity shareholders of the Company	**(153,005)**	1,328,893
– Non-controlling interests	**5,188**	5,180
Total comprehensive income for the period	**(147,817)**	1,334,073

The notes on pages 60 to 93 form part of this interim financial report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2022 – UNAUDITED

(Expressed in Renminbi Yuan)

	Note	**At 30 June 2022 RMB'000**	At 31 December 2021 RMB'000
Non-current assets			
Property, plant and equipment	8	**10,797,765**	11,310,032
Right-of-use assets		**392,939**	385,643
Investment property		**344,525**	352,188
Construction in progress	8	**4,040,406**	3,293,177
Investments accounted for using the equity method		**3,596,515**	4,088,888
Deferred tax assets		**209,195**	184,143
Financial assets at fair value through other comprehensive income	9	**5,000**	5,000
Time deposits with banks	10	**5,432,203**	5,581,435
Other non-current assets		**849,563**	787,807
		25,668,111	25,988,313
Current assets			
Derivative financial assets	19	**240,953**	81,405
Inventories	11	**6,547,699**	5,923,525
Trade receivables	12	**67,574**	77,425
Other receivables	12	**138,828**	47,597
Amounts due from related parties	12,20(c)	**934,313**	1,212,331
Prepayments		**413,822**	43,686
Financial assets at fair value through other comprehensive income	9	**680,269**	1,047,690
Financial assets measured at fair value through profit or loss	13	**1,009,300**	–
Time deposits with banks	10	**4,229,565**	7,386,607
Cash and cash equivalents	14	**2,438,650**	5,112,010
		16,700,973	20,932,276

The notes on pages 60 to 93 form part of this interim financial report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION *(continued)*

AT 30 JUNE 2022 – UNAUDITED
(Expressed in Renminbi Yuan)

	Note	**At 30 June 2022 RMB'000**	At 31 December 2021 RMB'000
Current liabilities			
Trade and other payables	15	**3,832,648**	3,095,694
Contract liabilities		**371,143**	424,607
Amounts due to related parties	15,20(c)	**4,154,686**	6,304,816
Staff salaries and welfares payable		**552,062**	260,096
Borrowings	16	**2,059,600**	1,559,800
Short-term bonds		**1,509,581**	–
Lease liabilities		**9,894**	3,229
Derivative financial liabilities	19	**–**	23,804
Income tax payable		**5,994**	258,466
Current tax liabilities		**118,450**	3,865,231
		12,614,058	15,795,743
Net current assets		**4,086,915**	5,136,533
Total assets less current liabilities		**29,755,026**	31,124,846
Non-current liabilities			
Borrowings	16	**700,000**	700,000
Lease liabilities		**10,350**	1,384
Deferred tax liabilities		**31,947**	33,344
Deferred income		**24,920**	12,720
		767,217	747,448
NET ASSETS		**28,987,809**	30,377,398

The notes on pages 60 to 93 form part of this interim financial report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION *(continued)*

AT 30 JUNE 2022 – UNAUDITED

(Expressed in Renminbi Yuan)

	Note	**At 30 June 2022 RMB'000**	At 31 December 2021 RMB'000
CAPITAL AND RESERVES			
Share capital		**10,823,814**	10,823,814
Reserves	17	**18,034,982**	19,418,325
Total equity attributable to equity shareholders of the Company		**28,858,796**	30,242,139
Non-controlling interests		**129,013**	135,259
TOTAL EQUITY		**28,987,809**	30,377,398

Approved and authorized for issue by the Board of Directors on 25 August 2022.

Wu Haijun
Director

Du Jun
Director

The notes on pages 60 to 93 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2022 – UNAUDITED

(Expressed in Renminbi Yuan)

		Attributable to equity shareholders of the Company					
	Note	Share capital RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
Balance at 1 January 2021		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975
Changes in equity for the six months ended 30 June 2021:							
Profit for the period		–	–	1,276,462	1,276,462	5,180	1,281,642
Other comprehensive income	17	–	52,431	–	52,431	–	52,431
Total comprehensive income for the period		–	52,431	1,276,462	1,328,893	5,180	1,334,073
Transfer to other reserves		–	2,300,272	(2,300,272)	–	–	–
Dividends proposed and approved	7	–	–	(1,082,381)	(1,082,381)	–	(1,082,381)
Appropriation of safety production fund	17	–	31,268	(31,268)	–	–	–
Balance at 30 June 2021 and 1 July 2021		10,823,814	6,830,310	11,790,378	29,444,502	142,165	29,586,667
Changes in equity for the six months ended 31 December 2021:							
Profit for the period		–	–	796,969	796,969	(2,005)	794,964
Other comprehensive income	17	–	89,367	–	89,367	–	89,367
Total comprehensive income for the period		–	89,367	796,969	886,336	(2,005)	884,331
Transfer to other reserves		–	198,536	(198,536)	–	–	–
Amounts transferred from hedging reserve to initial carrying amount of hedged items		–	(88,699)	–	(88,699)	–	(88,699)
Dividends paid by subsidiaries to non-controlling interests		–	–	–	–	(4,901)	(4,901)
Appropriation of safety production fund	17	–	9,461	(9,461)	–	–	–
Balance at 31 December 2021		10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398

The notes on pages 60 to 93 form part of this interim financial report.

FOR THE SIX MONTHS ENDED 30 JUNE 2022 – UNAUDITED

(Expressed in Renminbi Yuan)

		Attributable to equity shareholders of the Company					
	Note	Share capital RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
Balance at 1 January 2022		10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398
Changes in equity for the six months ended 30 June 2022:							
(Loss)/profit for the period		–	–	(426,518)	(426,518)	5,188	(421,330)
Other comprehensive income	17	–	273,513	–	273,513	–	273,513
Total comprehensive income for the period		–	273,513	(426,518)	(153,005)	5,188	(147,817)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	19(a)ii	–	(151,817)	–	(151,817)	–	(151,817)
Dividends proposed and approved	7	–	–	(1,082,381)	(1,082,381)	(11,434)	(1,093,815)
Appropriation of safety production fund	17	–	38,672	(38,672)	–	–	–
Others		–	3,860	–	3,860	–	3,860
Balance at 30 June 2022		10,823,814	7,203,203	10,831,779	28,858,796	129,013	28,987,809

The notes on pages 60 to 93 form part of this interim financial report.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2022 – UNAUDITED

(Expressed in Renminbi Yuan)

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Operating activities		
Cash used in operations	**(6,035,723)**	(2,155,135)
Interest paid	**(39,711)**	(53,828)
Income tax paid	**(369,399)**	(234,417)
Net cash used in operating activities	**(6,444,833)**	(2,443,380)
Investing activities		
Dividends received from joint ventures and associates	**576,138**	55,044
Interest received	**218,238**	235,749
Net proceeds from disposal of property, plant and equipment	**8,882**	46,860
Cash received from time deposits with maturity less than one year	**5,950,000**	3,000,000
Cash received from maturity of structured deposits	**–**	2,700,000
Cash payment for investment in structured deposits	**(1,000,000)**	(6,650,000)
Cash payment for investment in time deposits	**(2,600,000)**	(1,000,000)
Cash payment for investment in entrusted loans	**(150,000)**	–
Cash payment for investment deposits	**(53,500)**	–
Payment for the purchase of property, plant and equipment and other long-term assets	**(1,059,504)**	(1,493,860)
Payment for investment in an associate and a joint venture	**(130,000)**	–
Other cash flows arising from investing activities	**5,677**	(151)
Net cash generated from/(used in) investing activities	**1,765,931**	(3,106,358)

The notes on pages 60 to 93 form part of this interim financial report.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS *(continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2022 – UNAUDITED

(Expressed in Renminbi Yuan)

	Note	Six months ended 30 June	
		2022	2021
		RMB'000	RMB'000
Financing activities			
Proceeds from borrowings		**9,455,000**	11,879,423
Proceeds from short-term bonds		**3,000,000**	–
Repayments of borrowings		**(8,955,200)**	(11,867,423)
Repayments of short-term bonds		**(1,500,000)**	–
Principal elements of lease payments		**(2,991)**	(9,192)
Net cash generated from financing activities		**1,996,809**	2,808
Net decrease in cash and cash equivalents		**(2,682,093)**	(5,546,930)
Cash and cash equivalents at 1 January		**5,112,010**	6,916,408
Effect of foreign exchange rates changes		**8,733**	(2,063)
Cash and cash equivalents at 30 June	14	**2,438,650**	1,367,415

The notes on pages 60 to 93 form part of this interim financial report.

1 General information and basis of preparation

Sinopec Shanghai Petrochemical Company Limited ("the Company"), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation ("Sinopec Corp."). The Company and its subsidiaries ("the Group") are principally engaged in processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, *Interim Financial Reporting,* adopted by the International Accounting Standards Board ("IASB"). It was authorized for issue on 25 August 2022.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2021 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2022 annual financial statements. Details of any changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2021 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs").

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, *Review of interim financial information performed by the independent auditor of the entity*, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on Page 50.

2 Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

– Amendments to IAS 16, Property, plant and equipment: *Proceeds before intended use*

– Amendments to IAS 37, *Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract*

None of these developments have had a material effect on how the Group's results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 Segment information and revenue

3.1 Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group's chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2021.

3 Segment information and revenue *(continued)*

3.1 Segment information *(continued)*

Six months ended 30 June 2022	Petroleum products RMB'000	Intermediate petrochemicals RMB'000	Trading of petrochemical product RMB'000	Resins and plastics RMB'000	Synthetic fibres RMB'000	Others RMB'000	Total RMB'000
Total segment revenue	34,221,223	11,911,697	7,484,773	4,350,398	230,753	730,640	58,929,484
Inter segment revenue	(6,703,682)	(5,479,120)	(528,814)	(35,990)	(30)	(322,643)	(13,070,279)
Revenue from external customers	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205
Timing of revenue recognition							
– At a point in time	27,517,541	6,432,577	6,915,528	4,314,408	230,723	407,997	45,818,774
– Over time	–	–	40,431	–	–	–	40,431
	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205
Segment result – profit/(loss) from operations	464,776	(556,193)	19,821	(220,997)	(320,684)	(71,558)	(684,835)
Impairment of plant and machinery	–	–	–	–	–	–	–
As at 30 June 2022							
Segment assets	13,099,536	4,021,519	1,680,894	1,288,776	2,135,243	2,345,589	24,571,557
Segment liabilities	3,798,267	1,008,218	1,309,209	1,226,642	549,547	38,952	7,930,835

3 Segment information and revenue *(continued)*

3.1 Segment information *(continued)*

Six months ended 30 June 2021	Petroleum products RMB'000	Intermediate petrochemicals RMB'000	Trading of petrochemical product RMB'000	Resins and plastics RMB'000	Synthetic fibres RMB'000	Others RMB'000	Total RMB'000
Total segment revenue	26,212,341	9,267,436	5,893,808	4,731,109	781,301	667,721	47,553,716
Inter segment revenue	(3,796,123)	(5,411,135)	(846,683)	(56,452)	(49,850)	(304,964)	(10,465,207)
Revenue from external customers	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509
Timing of revenue recognition							
– At a point in time	22,416,218	3,856,301	5,036,097	4,674,657	731,451	362,757	37,077,481
– Over time	–	–	11,028	–	–	–	11,028
	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509
Segment result – profit/(loss) from operations	942,353	(92,569)	33,650	300,703	(374,788)	(64,425)	744,924
Impairment of plant and machinery	15,000	–	–	–	1,803	–	16,803
As at 31 December 2021							
Segment assets	13,317,338	3,781,785	1,348,751	1,395,867	1,919,194	2,700,327	24,463,262
Segment liabilities	9,749,806	1,257,436	1,257,750	1,327,587	490,211	112,876	14,195,666

3 Segment information and revenue *(continued)*

3.1 Segment information *(continued)*

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Segment result – (loss)/profit from operations		
Petroleum products	**464,776**	942,353
Intermediate petrochemicals	**(556,193)**	(92,569)
Trading of petrochemical products	**19,821**	33,650
Resins and plastics	**(220,997)**	300,703
Synthetic fibres	**(320,684)**	(374,788)
Others	**(71,558)**	(64,425)
Segment result – (loss)/profit from operations	**(684,835)**	744,924
Finance income – net	**279,262**	210,514
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	**(27,537)**	587,548
(Loss)/profit before income tax	**(433,110)**	1,542,986

3.2 Revenue

The Group's revenue from external customers are substantially all within Mainland China for the six months ended 30 June 2022 and 2021. As at 30 June 2022 and 31 December 2021, assets are also substantially all within Mainland China.

Revenue of approximate RMB29,555,589 thousand (six months ended 30 June 2021: RMB25,082,208 thousand) are derived from a single customer. These revenues are attributable to the petroleum products and other segments.

4 (Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/(crediting):

(a) Finance income – net

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Interest income from time deposits with maturity more than 3 months	**261,964**	202,251
Interest income from time deposits with maturity less than 3 months	**62,652**	40,451
Others	**4,689**	6,111
Finance income	**329,305**	248,813
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	**(60,820)**	(41,887)
Less: interest expense capitalized into construction in progress	**10,777**	3,588
Finance expenses	**(50,043)**	(38,299)
Finance income – net	**279,262**	210,514

4 (Loss)/profit before taxation *(continued)*

(b) Other gains – net

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Gains from structured deposits (note i)	**9,300**	45,552
Net (losses)/gains on disposal of property, plant and equipment (note ii)	**(5,960)**	62,290
Net gains/(losses) on foreign exchange option/forward contracts	**7,583**	(151)
Net losses on commodity swaps contracts not qualified for hedging accounting	**(35,188)**	–
Net foreign exchange gains/(losses)	**20,082**	(1,039)
Net losses on selling of financial assets at fair value through other comprehensive income ("FVOCI")	**(2,187)**	(2,096)
Net losses on disposal of inventory (note ii)	**(819)**	–
Gains from entrusted loan receivable	**2,667**	–
	(4,522)	104,556

(i) Gains from structured deposits

Structured deposits are financial products issued by banks, return of which are linked to the performance of the embedded index, like foreign exchange rate, interest rate and etc..

(ii) The effect of "6.18" No.1 ethylene glycol plant explosion accident

On 18 June 2022, a fire broke out in No.1 ethylene glycol plant of the intermediate petrochemicals segment of the Company, causing a fire on surrounding individual pipelines. The main production facilities of the Group had been shut down after the fire occurred. Net losses due to the fire, including writing off of damaged fixed assets and inventories with amount of RMB7,676 thousand and RMB819 thousand respectively, have been recorded in the account other gains – net, and compensation to casualties amounting to RMB1,010 thousand have been recorded in the account other operating expenses (Six months ended 30 June 2021: Nil).

As of the date of this report, the cause of the accident is under investigation and the production facilities have resumed production.

4 (Loss)/profit before taxation *(continued)*

(c) Other items

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Depreciation of property, plant and equipment	**716,213**	800,196
Depreciation of right-of-use assets	**16,130**	17,134
Depreciation of investment properties	**7,661**	7,663
Amortization of other non-current assets	**136,125**	112,998
Research and development costs (other than depreciation and amortization)	**34,884**	25,208
Impairment losses on property, plant and equipment	**–**	16,803
Provision of inventory write-down	**177,777**	63,290

5 Income tax

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Current tax:		
Provision for PRC current income tax for the period	**(8,737)**	(136,869)
Tax filing difference	**(54,017)**	–
	(62,754)	(136,869)
Deferred tax:		
Origination and reversal of temporary differences	**74,534**	(124,475)
	11,780	(261,344)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2021: 25%) on the estimated taxable income of the six months ended 30 June 2022 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6 (Losses)/earnings per share

(a) Basic (losses)/earnings per share

The calculation of basic (losses)/earnings per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2022 of RMB426,518 thousand (six months ended 30 June 2021: profit of RMB1,276,462 thousand) and 10,823,813,500 shares (six months ended 30 June 2021: 10,823,813,500 shares) in issue during the interim period.

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
(Loss)/profit attributable to equity shareholders of the Company	**(426,518)**	1,276,462
Weighted average number of ordinary shares in issue (thousands of shares)	**10,823,814**	10,823,814
Basic (losses)/earnings per share (RMB per share)	**RMB (0.039)**	RMB0.118

(b) Diluted (losses)/earnings per share

There were no dilutive potential ordinary shares for the six months ended 30 June 2022 and 2021, therefore diluted (losses)/earnings per share is the same as basic (losses)/earnings per share.

7 Dividends

(i) Dividends payable to equity shareholders of the Company attributable to the interim period

The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2022 (six months ended 30 June 2021: Nil).

(ii) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved during the interim period

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Final dividend in respect of the previous financial year, approved during the following interim period, of RMB0.10 per ordinary share (six months ended 30 June 2021: RMB0.10 per ordinary share)	**1,082,381**	1,082,381

Pursuant to a resolution passed at the Annual General Meeting held on 22 June 2022, a total dividend of RMB1,082,381 thousand was declared for the year ended 31 December 2021 and subsequently paid in July 2022.

Pursuant to a resolution passed at the Annual General Meeting held on 16 June 2021, a total dividend of RMB1,082,381 thousand was declared for the year ended 31 December 2020 and subsequently paid in July 2021.

8 Property, plant and equipment and construction in progress

(a) Acquisitions and disposals of owned assets

During the six months ended 30 June 2022, acquisitions of property, plant and equipment and additions of construction in progress of the Group amounted to RMB59,943 thousand (six months ended 30 June 2021: RMB19,094 thousand) and RMB911,640 thousand (six months ended 30 June 2021: RMB1,173,826 thousand), respectively. Items of property, plant and equipment and construction in progress with an aggregate net book value of RMB15,675,000 were disposed of during the six months ended 30 June 2022 (six months ended 30 June 2021: RMB25,395 thousand), resulting in a loss on disposal of RMB5,960 thousand (six months ended 30 June 2021: gain on disposal of RMB62,290 thousand).

9 Financial assets at fair value through other comprehensive income

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Trade and bills receivable (i)		
– Amounts due from related parties (note 12)	**–**	25,000
– Others	**680,269**	1,047,690
	680,269	1,072,690
Equity investments	**5,000**	5,000
	685,269	1,077,690

(i) As at 30 June 2022 and 31 December 2021, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group's business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii) As at 30 June 2022, the Group discounted certain bank acceptance bills to banks for cash proceeds and endorsed certain bank acceptance bills to suppliers for settling trade payables of the same amount on a full recourse basis. The Group has derecognized these bills receivable and the payables to suppliers in their entirety. These derecognized bank acceptance bills had a maturity date less than twelve months from the end of the reporting period. In the opinion of the directors, the Group has transferred substantially all the risks and rewards of ownership of these bills to its suppliers, and the Group has limited exposure in respect of the settlement obligation of these bills receivable under the relevant PRC rules and regulations should the issuing banks fail to settle the bills on maturity date. The Group considered the issuing banks of the bills are of good credit rating and the non-settlement of these bills by the issuing banks on maturity is not probable.

As at 30 June 2022, the Group's maximum exposure to loss and undiscounted cash outflow, which is same as the amounts payable by the Group to banks or suppliers in respect of the discounted bills and endorsed bills, should the issuing banks fail to settle the bills on maturity date, amounted to RMB365,224 thousand and RMB274,146 thousand (31 December 2021: RMB156,737 thousand and RMB307,275 thousand) respectively.

10 Time deposits with banks

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Time deposits with maturity		
– More than three months and less than one year	**4,229,565**	7,386,607
– More than one year	**5,432,203**	5,581,435
	9,661,768	12,968,042

As at 30 June 2022, interest rates of time deposits with maturity more than three months and less than one year ranged from 3.85% to 4.18% per annum (31 December 2021: 3.40% to 3.50% per annum), which were presented as current assets. Time deposits with maturity of more than one year were time deposits of three years with the interest rates from 3.55% to 4.20% per annum, which were presented as non-current assets in the statement of financial position (31 December 2021: 3.45% to 4.20% per annum).

11 Inventories

(a) Inventories in the consolidated statements of financial position comprise:

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Raw materials	**4,123,557**	4,378,149
Work in progress	**744,423**	690,341
Finished goods	**1,472,703**	664,040
Spare parts and consumables	**207,016**	190,995
	6,547,699	5,923,525

(b) The analysis of the amount of inventories recognized as expenses and included in profit or loss is as follows:

	Six months ended 30 June	
	2022 RMB'000	2021 RMB'000
Carrying amount of inventories sold	**38,698,220**	30,768,635
Provision of inventory write-down	**177,777**	63,290
Cost of inventories directly recognized as research and development expenses	**6,761**	5,212
Cost of inventories directly recognized as other gains-net	**819**	–
	38,883,577	30,837,137

12 Trade and other receivables

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Trade receivables	**69,721**	79,413
Less: loss allowance	**(2,147)**	(1,988)
	67,574	77,425
Amounts due from related parties excluded prepayments and bills receivable	**929,853**	1,153,111
Less: loss allowance	**(2,798)**	–
	927,055	1,153,111
Other receivables	**140,898**	47,737
Less: loss allowance	**(2,070)**	(140)
	138,828	47,597
Financial assets measured at amortized cost	**1,133,457**	1,278,133
Amounts due from related parties – prepayments	**7,258**	34,220
Amounts due from related parties – bills receivables (note 9)	**–**	25,000
	1,140,715	1,337,353

Amounts due from related parties mainly represent trade-related balances and dividends receivable, unsecured in nature and bear no interest.

12 Trade and other receivables *(continued)*

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments and bills receivable (net of allowance for doubtful debts) is as follows:

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Within one year	**994,629**	1,230,360
Over one year within two years	**–**	27
Over two years	**–**	149
	994,629	1,230,536

Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	Six months ended 30 June	
	2022 RMB'000	2021 RMB'000
Balance at 1 January	**2,128**	773
Impairment losses recognized during the period	**4,887**	–
Balance at 30 June	**7,015**	773

As at 30 June 2022 and 31 December 2021, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

13 Financial assets measured at fair value through profit or loss

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Structured deposits	**1,009,300**	–

As at 30 June 2022, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within 6 months from the end of the reporting period.

14 Cash and cash equivalents

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Cash deposits with a related party (i)	**2,612**	3,243
Cash at bank and on hand	**2,436,038**	5,108,767
	2,438,650	5,112,010

i. Cash deposits with a related party were cash deposits at Sinopec Finance Company Limited ("Sinopec Finance").

ii. As at 30 June 2022, cash and cash equivalents situated in Mainland China amounted to RMB2,438,650 thousand (31 December 2021: RMB5,112,010 thousand). Remittance of funds out of Mainland China is subject to relevant rules and regulations of foreign exchange control.

15 Trade and other payables

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Trade payables	**2,166,862**	1,527,706
Bills payable	**130,464**	562,593
Amounts due to related parties exclude advances received	**2,915,955**	4,910,255
	5,213,281	7,000,554
Dividends payable	**570,512**	30,577
Construction payable	**348,350**	487,283
Accrued expenses	**552,070**	400,391
Other liabilities	**64,390**	87,144
	1,535,322	1,005,395
Financial liabilities measured at amortized cost	**6,748,603**	8,005,949
Amounts due to related parties – advances received	**3,869**	6,275
Amounts due to related parties – measured at fair value through profit or loss (FVPL) (i)	**1,234,862**	1,388,286
	7,987,334	9,400,510
Including: total amount due to related parties (note 20(c))	**4,154,686**	6,304,816

(i) Amounts due to related parties – measured at FVPL represents the obligation that the Company needs to return the crude oil to its related party with maturity of less than 1 year, which is measured at fair value through profit or loss.

As at 30 June 2022 and 31 December 2021, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

15 Trade and other payables *(continued)*

As at 30 June 2022 and 31 December 2021, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Within one year	**5,202,374**	6,990,653
Between one and two years	**1,657**	9,527
Over two years	**9,250**	374
	5,213,281	7,000,554

16 Borrowings

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Credit loans due within one year		
– Short-term bank loan	**2,059,600**	1,559,800
Credit loans due over one year but within three years		
– Long-term borrowings from a related party (note 20(b))	**700,000**	700,000
	2,759,600	2,259,800

(a) The analysis of the repayment schedule of borrowings are as follows:

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Within 1 year or on demand	**2,059,600**	1,559,800
Over one year but within two years	**–**	–
Over two years but within three years	**700,000**	700,000
	2,759,600	2,259,800

The weighted average interest rate for the Group's short-term bank loan was 2.63% as at 30 June 2022 (31 December 2021: 2.74%). The interest rate of the Group's long-term borrowings was 1.08% as at 30 June 2022 (31 December 2021: 1.08%).

As at 30 June 2022 and 31 December 2021, no borrowings were secured by property, plant and equipment.

17 Reserves

	Legal surplus (note(a)) RMB'000	Capital surplus (note(b)) RMB'000	Surplus reserve (note(c)) RMB'000	Other reserve (note(d)) RMB'000	Hedging (note 19(a)) RMB'000	Share premium (note(e)) RMB'000	Safety production fund (note(f)) RMB'000	Retained earnings (note(g)) RMB'000	Total RMB'000
Balance at 1 January 2021	4,072,476	13,739	101,355	6,326	–	106,846	145,597	13,927,837	18,374,176
Total comprehensive income for the period attributable to shareholders of the Company	–	–	–	702	51,729	–	–	1,276,462	1,328,893
Dividends declared and approved in respect of previous year	–	–	–	–	–	–	–	(1,082,381)	(1,082,381)
Transfer to legal surplus	2,300,272	–	–	–	–	–	–	(2,300,272)	–
Appropriation of safety production fund	–	–	–	–	–	–	31,268	(31,268)	–
Balance at 30 June 2021 and 1 July 2021	6,372,748	13,739	101,355	7,028	51,729	106,846	176,865	11,790,378	18,620,688
Total comprehensive income for the period attributable to shareholders of the Company	–	–	–	15,937	73,430	–	–	796,969	886,336
Amounts transferred from hedging reserve to initial carrying amount of hedged items	–	–	–	–	(88,699)	–	–	–	(88,699)
Transfer to legal surplus	198,536	–	–	–	–	–	–	(198,536)	–
Appropriation of safety production fund	–	–	–	–	–	–	9,461	(9,461)	–
Balance at 31 December 2021 and 1 January 2022	6,571,284	13,739	101,355	22,965	36,460	106,846	186,326	12,379,350	19,418,325
Total comprehensive income for the period attributable to shareholders of the Company	–	–	–	(22,558)	296,071	–	–	(426,518)	(153,005)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	–	–	–	–	(151,817)	–	–	–	(151,817)
Dividends declared and approved in respect of previous year	–	–	–	–	–	–	–	(1,082,381)	(1,082,381)
Appropriation of safety production fund	–	–	–	–	–	–	38,672	(38,672)	–
Others	–	3,860	–	–	–	–	–	–	3,860
Balance at 30 June 2022	6,571,284	17,599	101,355	407	180,714	106,846	224,998	10,831,779	18,034,982

(Expressed in Renminbi Yuan unless otherwise indicated)

17 Reserves *(continued)*

Notes:

(a) Under PRC rules and regulations, the Company and its PRC subsidiaries are required to set aside 10% of the net income determined in accordance with the PRC accounting rules and regulations to a legal surplus reserve. The transfer to this reserve must be made before distribution of any dividend to shareholders.

The legal surplus reserve is non-distributable other than in liquidation and can be used to make good of previous years' losses, if any, and may be utilized for business expansion or converted into ordinary shares by the issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.

In accordance with PRC rules and regulations, the Company has set aside RMB6,571,284 thousand of legal surplus as of 30 June 2022.

(b) This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(c) The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of legal surplus reserve.

(d) Other reserve comprises share of post-acquisition movements in other comprehensive income from associates and joint ventures using the equity methods of accounting with a corresponding adjustment to the carrying amount of the investment.

(e) The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f) According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilized safety production fund.

(g) According to the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2022 (six months ended 30 June 2021: Nil).

18 Fair value measurement of financial instruments

The table below analyses the Group's financial instruments carried at fair value as at 30 June 2022 and 31 December 2021 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

- The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

- The fair value of financial instruments that are not traded in an active market (for example, over–the–counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

- If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

		As at 30 June 2022 Recurring fair value measurements			
	Note	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Financial assets					
Financial assets measured at fair value through profit or loss					
– structured deposits	13	–	–	1,009,300	1,009,300
Financial assets at fair value through other comprehensive income					
– Trade and bills receivable	9	–	680,269	–	680,269
– Equity investments	9	–	–	5,000	5,000
– Commodity swaps contracts	19	–	240,953	–	240,953
		–	921,222	1,014,300	1,935,522
Amounts due to related parties – measured at fair value through profit or loss (FVPL)		–	1,234,862	–	1,234,862

18 Fair value measurement of financial instruments *(continued)*

	Note	Level 1	Level 2	Level 3	Total
		As at 31 December 2021 Recurring fair value measurements			
		RMB'000	RMB'000	RMB'000	RMB'000
Financial assets					
Financial assets measured at fair value through profit or loss					
– Commodity swaps contracts	19	–	32,791	–	32,791
Financial assets at fair value through other comprehensive income					
– Trade and bills receivable	9	–	1,072,690	–	1,072,690
– Equity investments	9	–	–	5,000	5,000
– Commodity swaps contracts	19	–	48,614	–	48,614
		–	1,154,095	5,000	1,159,095
Financial liabilities					
Financial liabilities measured at fair value through profit or loss					
– Commodity swaps contracts	19	–	23,804	–	23,804
		–	23,804	–	23,804
Amounts due to related parties – measured at fair value through profit or loss (FVPL)		–	1,388,286	–	1,388,286

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of commodity swaps contract is the estimated amount that the Group would receive or pay to terminate the swap at the end of the reporting period, taking into account the current interest rates and the current creditworthiness of the swap counterparties.

The fair value of trade and bills receivable is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

The Group uses discounted cash flow model with inputted foreign exchange rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

18 Fair value measurement of financial instruments *(continued)*

Valuation techniques and inputs used in Level 2 fair value measurements *(continued)*

The fair value of amounts due to related parties is the estimated amount that the Group would settle the liability by returning certain quantity of crude oil at the end of the reporting period, referring to market price of the related crude oil. As at 30 June 2022, if market price of crude oil had risen/fallen by 10% while all other variables had been held constant, the Group's net profit would have decreased/increased by approximately RMB83,814 thousand (31 December 2021: RMB89,787 thousand).

During the six month period ended 30 June 2022, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group's policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

The following table presents the changes in level 3 items for the period ended 30 June 2022:

	Equity investments RMB'000	Structured deposits RMB'000	Total RMB'000
As at 1 January 2021	5,000	–	5,000
Acquisitions	–	6,650,000	6,650,000
Disposals	–	(2,700,000)	(2,700,000)
Fair value change	–	23,343	23,343
As at 30 June 2021	5,000	3,973,343	3,978,343
Acquisitions	–	1,500,000	1,500,000
Disposals	–	(5,450,000)	(5,450,000)
Fair value change	–	(23,343)	(23,343)
As at 31 December 2021	5,000	–	5,000
Acquisitions	–	1,000,000	1,000,000
Disposals	–	–	–
Fair value change	–	9,300	9,300
As at 30 June 2022	5,000	1,009,300	1,014,300

Financial assets and financial liabilities not measured at fair value mainly represent trade receivables, other receivables, amounts due from related parties excluded prepayments, trade payables, amounts due to related parties, other payables (except for the staff salaries and welfare payables and taxes payables), borrowings and short-term bonds. The carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

19 Hedging reserves

(a) The Group has the following derivative financial instruments in the following line items in the statement of financial position:

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Current assets		
Commodity swaps contracts applied hedge accounting at fair value through other comprehensive income	**240,953**	48,614
Commodity swaps contracts at fair value through profit or loss	**–**	32,791
Total derivative financial assets	**240,953**	81,405
Current liabilities		
Commodity swaps contracts at fair value through profit or loss	**–**	(23,804)
Total derivative financial liabilities	**–**	(23,804)

(i) Classification of derivatives

Derivatives are only used for economic hedging purposes and not as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as 'held for trading' for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

19 Hedging reserves *(continued)*

(a) The Group has the following derivative financial instruments in the following line items in the statement of financial position: *(continued)*

(ii) Hedging reserves

The Group's hedging reserves disclosed in Note 17 relate to the following hedging instruments:

	Total cash flow hedge reserve RMB'000
Opening balance 1 January 2022	36,460
Effective portion of the cash flow hedge recognized in other comprehensive income	394,762
Reclassified to the cost of inventory	(202,423)
Related tax	(48,085)
Closing balance 30 June 2022	180,714

(iii) Amounts recognized in profit or loss

In addition to the amounts disclosed in the reconciliation of hedging reserves above, the following amounts were recognized in profit or loss in relation to derivatives:

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Net losses on commodity swaps contracts not qualifying as hedges included in other gains – net	**(35,188)**	–
Net gains/(losses) on foreign exchange option/forward contracts not qualifying as hedges included in other gains – net	**7,583**	(151)
	(27,605)	(151)

19 Hedging reserves *(continued)*

(a) The Group has the following derivative financial instruments in the following line items in the statement of financial position: *(continued)*

(iii) Amounts recognized in profit or loss *(continued)*

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument.

The Group enters into commodity swaps contracts that have similar critical terms as the hedged item, such as reference rate, payment dates, transaction price, crude oil variety and crude oil quantity.

Hedge ineffectiveness for commodity swaps contracts may occur due to the changes in the timing of the hedged transactions. There was no recognized ineffectiveness during the six months ended 30 June 2022 in relation to the commodity swaps (six months ended 30 June 2021: Nil).

As at 30 June 2022, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges, which will be matured over the next 4 months. The fair value of such cash flow hedges is RMB240,953 thousand recognized as derivative financial assets in the consolidated statement of financial position.

20 Related-party transactions

The following is a list of the Group's major related parties:

Names of related parties	Relationship with the Company
China Petrochemical Corporation ("Sinopec Group")	Ultimate parent company
Sinopec Corp.	Immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited ("Sinopec Finance")	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd. ("Shanghai Secco")	Associate of the Group
Shanghai Nanguang Petrochemical Co., Ltd.	Associate of the Group
Linde-SPC Gases Company Limited	Joint venture of the Group

20 Related-party transactions *(continued)*

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in Note 7 and Note 15.

Most of the transactions undertaken by the Group during the six months ended 30 June 2022 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

- if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;
- if there are no State tariffs, but there are applicable State's guidance prices, the pricing shall follow the State's guidance prices; or
- if there are no State tariffs or State's guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

(a) Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six months ended 30 June 2022 and the six months ended 30 June 2021 were as follows:

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Sales of petroleum products	**23,930,464**	19,501,406
Sales other than petroleum products	**4,512,258**	3,797,129
Purchases of crude oil	**28,137,012**	16,960,902
Purchases other than crude oil	**8,244,423**	4,332,246
Sales commissions	**58,868**	48,325
Rental income	**17,023**	17,349

20 Related-party transactions *(continued)*

(b) Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2022 and the six months ended 30 June 2021 were as follows:

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Sales of goods and service fee income		
– Sinopec Group and its subsidiaries	**4,626**	13,795
– Associates and joint ventures of the Group	**1,796,612**	2,129,514
	1,801,238	2,143,309
Purchases		
– Sinopec Group and its subsidiaries	**817,614**	1,644,039
– Associates and joint ventures of the Group	**1,738,709**	2,102,895
	2,556,323	3,746,934
Insurance premium expenses		
– Sinopec Group and its subsidiaries	**52,906**	55,693
Addition to right-of-use assets		
– Sinopec Group and its subsidiaries	**20,023**	1,388
Interest expense of lease liabilities		
– Sinopec Group and its subsidiaries	**441**	173
– Joint ventures of the Group	**10**	13
	451	186

20 Related-party transactions *(continued)*

(b) Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2022 and the six months ended 30 June 2021 were as follows: *(continued)*

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Interest income		
– Sinopec Finance	**141**	552
– Joint ventures of the Group	**2,667**	–
	2,808	552
Construction and installation cost		
– Sinopec Group and its subsidiaries	**706,002**	357,978
Rental income		
– Associates and joint ventures of the Group	**8,767**	12,010
– Sinopec Group and its subsidiaries	**232**	–
	8,999	12,010
Entrusted loans (note c(i))		
– Joint ventures of the Group	**150,000**	–

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Notes 20(a) and 20(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

20 Related-party transactions *(continued)*

(c) The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Notes 20(a) and 20(b), are summarized as follows:

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Amounts due from related parties		
– Sinopec Corp., its subsidiaries and joint ventures	**680,989**	1,184,117
– Associates and joint ventures of the Group	**253,324**	28,214
	934,313	1,212,331
Amounts due to related parties		
– Sinopec Corp., its subsidiaries and joint ventures	**2,485,912**	4,475,992
– Sinopec Group and its subsidiaries	**1,610,960**	1,672,439
– Associates and joint ventures of the Group	**57,814**	156,385
	4,154,686	6,304,816
Lease liabilities		
– Sinopec Group and its subsidiaries	**16,409**	992
– Joint ventures of the Group	**283**	435
	16,692	1,427
Cash deposits, maturing within three months		
– Sinopec Finance (i)	**2,612**	3,243
Long-term borrowings		
– Sinopec Finance	**700,000**	700,000

(i) As at 30 June 2022 and 31 December 2021, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.

20 Related-party transactions *(continued)*

(c) The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Notes 20(a) and 20(b), are summarized as follows: *(continued)*

As at 30 June 2022, entrusted loans of RMB150,000 thousand lent from the Group to its joint venture Shanghai Jinshan Baling New Materials Co., Ltd. ("Baling Materials") at an interest rate of 3.80% per annum, maturing within six months.

Except for cash deposits at Sinopec Finance, entrusted loans to Baling Materials and long-term borrowings from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

(d) Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months ended 30 June	
	2022	2021
	RMB'000	RMB'000
Short-term employee benefits	**9,428**	7,954
Post-employment benefits	**318**	249
	9,746	8,203

20 Related-party transactions *(continued)*

(e) Commitments with related parties

(i) Construction and installation cost

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Sinopec Group and its subsidiaries	**629,576**	775,007

Except for the above, the Group had no other material commitments with related parties as at 30 June 2022 and 31 December 2021, which are contracted, but not included in the interim financial report.

(f) Investment commitments with related parties

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Capital contribution to Shanghai Secco (i)	**111,263**	111,263
Capital contribution to Shanghai Shidian Energy Company Limited ("Shidian Energy") (ii)	**–**	80,000
Capital contribution to Baling Materials (iii)	**300,000**	350,000
	411,263	541,263

20 Related-party transactions *(continued)*

(f) Investment commitments with related parties *(continued)*

(i) Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017,000 (RMB182,804,000 equivalent) to Shanghai Secco, an associate of the Group. As at 30 June 2022, the Company has contributed RMB71,541,000 to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii) Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make capital contribution of RMB400,000,000 to acquire 40% share of Shidian Energy. As at 30 June 2022, Toufa has contributed totally RMB400,000,000 to Shidian Energy.

(iii) Sinopec Baling Petrochemical Co., Ltd. and the Company jointly established Baling Materials on 7 September 2021, each with a cash contribution of RMB400,000 thousand. As at 30 June 2022, the Company has made a paid-up capital contribution of RMB100,000 thousand.

Except for the above disclosed in Notes 20(e) and 20(f), the Group had no other material commitments with related parties as at 30 June 2022, which are contracted, but not included in the financial statements.

21 Commitments

Capital commitments outstanding at 30 June 2022 not provided for in the interim financial report

	As at 30 June 2022 RMB'000	As at 31 December 2021 RMB'000
Property, plant and equipment contracted for	**1,618,967**	1,176,168



Review Report

畢馬威華振專字第2201471號

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited:

We have reviewed the accompanying interim financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter "SPC"), which comprise the consolidated and company balance sheets as at 30 June 2022, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders' equity for the period from 1 January 2022 to 30 June 2022, and the notes to the financial statements. Management of SPC is responsible for the preparation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101—Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of SPC personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China, and cannot present fairly, in all material respects, the consolidated and the company's financial position of SPC as at 30 June 2022, and their financial performance and cash flows for the period from 1 January 2022 to 30 June 2022 in accordance with the requirements of Accounting Standards for Business Enterprises.

KPMG Huazhen LLP

Certified Public Accountants
Registered in the People's Republic of China

Wang Wenli
(Engagement Partner)

Beijing, China

Fang Haijie

25 August 2022

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Assets	Note	30 June 2022 (unaudited) Consolidated	31 December 2021 Consolidated	30 June 2022 (unaudited) Company	31 December 2021 Company
Current Assets					
Cash at bank and on hand	V.1	**6,668,215**	12,498,617	**6,282,196**	12,314,124
Derivative financial assets	V.2	**240,953**	81,405	**240,953**	81,405
Financial assets at fair value through profit or loss	V.3, XIII.1	**1,009,300**	–	**1,009,300**	–
Accounts receivable	V.4, XIII.2	**737,098**	1,169,405	**441,274**	1,014,787
Receivables under financing	V.5, XIII.3	**680,269**	1,072,690	**157,249**	624,584
Prepayments	V.6	**43,117**	60,577	**37,178**	42,024
Other receivables	V.7, XIII.4	**192,186**	108,728	**143,834**	69,053
Inventories	V.8	**6,547,699**	5,923,525	**6,245,392**	5,726,264
Other current assets	V.9	**582,136**	17,329	**559,051**	4,009
Total Current Assets		**16,700,973**	20,932,276	**15,116,427**	19,876,250
Non-Current Assets					
Long-term equity investments	V.10, XIII.5	**3,691,515**	4,188,888	**4,915,783**	5,492,265
Investments in other equity instruments		**5,000**	5,000	**–**	–
Investment properties	V.11	**344,525**	352,188	**373,343**	381,540
Fixed assets	V.12, XIII.6	**10,814,793**	11,328,065	**10,446,222**	10,933,023
Construction in progress	V.13	**4,040,406**	3,293,177	**3,939,223**	3,201,111
Right-of-use assets	V.14	**20,697**	4,879	**18,893**	2,205
Intangible assets	V.15	**382,624**	392,608	**267,576**	273,719
Long-term deferred expenses	V.16	**785,681**	775,963	**779,918**	769,492
Deferred tax assets	V.17	**209,195**	184,143	**199,935**	178,084
Other non-current assets	V.18	**5,485,703**	5,581,435	**5,232,014**	5,381,149
Total Non-current Assets		**25,780,139**	26,106,346	**26,172,907**	26,612,588
Total Assets		**42,481,112**	47,038,622	**41,289,334**	46,488,838
Liabilities and shareholders' equity					
Current Liabilities					
Short-term loans	V.20	**2,040,000**	1,540,000	**2,000,000**	1,500,000
Derivative financial liabilities	V. 2	**–**	23,804	**–**	23,804
Bills payable	V.21	**152,564**	830,006	**75,370**	720,513
Accounts payable	V.22	**4,005,985**	5,888,879	**2,806,121**	5,198,489
Contract liabilities	V.23	**375,012**	430,882	**295,080**	383,624
Employee benefits payable	V.24	**552,062**	260,096	**529,603**	253,800
Taxes payable	V.25	**79,705**	4,070,663	**62,116**	4,043,002
Other payables	V.26	**2,590,054**	1,287,064	**3,629,769**	2,499,313
Non-current liabilities due within one year	V.27	**29,494**	23,029	**9,174**	1,604
Other current liabilities	V.28	**2,789,182**	1,441,320	**2,782,804**	1,438,157

The notes on pages 103 to 256 form part of these financial statements.

CONSOLIDATED AND COMPANY BALANCE SHEETS *(continued)*

AS AT 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Assets	Note	**30 June 2022 (unaudited) Consolidated**	31 December 2021 Consolidated	**30 June 2022 (unaudited) Company**	31 December 2021 Company
Total Current Liabilities		**12,614,058**	15,795,743	**12,190,037**	16,062,306
Non-Current Liabilities					
Long-term loans	V.29	**700,000**	700,000	**700,000**	700,000
Lease liabilities	V.30	**10,350**	1,384	**9,612**	399
Deferred income	V.31	**119,920**	112,720	**119,920**	112,720
Deferred tax liabilities	V.17	**31,947**	33,344	**–**	–
Total Non-Current Liabilities		**862,217**	847,448	**829,532**	813,119
Total Liabilities		**13,476,275**	16,643,191	**13,019,569**	16,875,425
Shareholders' equity					
Share capital	I, V.32	**10,823,814**	10,823,814	**10,823,814**	10,823,814
Capital reserve	V.33	**614,187**	610,327	**604,628**	600,768
Other comprehensive income	V.34	**181,121**	59,425	**181,121**	59,425
Specific reserve	V.35	**224,998**	216,512	**224,830**	216,508
Surplus reserve	V.36	**6,672,639**	6,672,639	**6,672,639**	6,672,639
Retained earnings	V.37	**10,359,065**	11,877,455	**9,762,733**	11,240,259
Total equity attributable to shareholders of the Company		**28,875,824**	30,260,172	**28,269,765**	29,613,413
Non-controlling interests	V.38	**129,013**	135,259	**–**	–
Total Shareholders' Equity		**29,004,837**	30,395,431	**28,269,765**	29,613,413
Total Liabilities and Shareholders' Equity		**42,481,112**	47,038,622	**41,289,334**	46,488,838

These financial statements were approved by the Board of Directors of the Company on 25 August 2022.

Wu Haijun	**Du Jun**	**Yang Yating**
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 103 to 256 form part of these financial statements.

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Note	Six months ended 30 June		Six months ended 30 June	
		2022 (unaudited) Consolidated	2021 (unaudited) Consolidated	**2022 (unaudited) Company**	2021 (unaudited) Company
I. Operating income	V.39, XIII.7	**45,900,355**	37,136,606	**39,106,248**	31,978,683
Less: Operating costs	V.39, XIII.7	**39,118,453**	28,849,768	**32,381,777**	23,808,137
Taxes and surcharges	V.40	**5,717,033**	5,453,022	**5,710,416**	5,446,828
Selling and distribution expenses	V.41	**171,259**	206,782	**127,442**	164,841
General and administrative expenses	V.42	**1,347,594**	1,905,002	**1,292,155**	1,848,744
Research and development expenses	V.43	**36,426**	27,943	**32,725**	22,860
Financial expenses ("-" for income)	V.44	**(295,996)**	(206,583)	**(271,812)**	(203,124)
Including: interest expense		**50,043**	38,299	**48,935**	37,149
interest income		**329,305**	248,813	**320,891**	240,798
Add: Other income	V.45	**5,905**	6,412	**4,524**	6,263
Investment income ("-" for losses)	V.46, XIII.8	**(50,675)**	602,510	**(46,913)**	556,932
Including: Income from investment in associates and joint ventures ("-" for losses)		**(32,537)**	582,548	**(53,346)**	539,533
Gains from changes in fair value	V.47	**313**	23,343	**313**	19,151
Credit losses ("-" for losses)	V.48	**(4,887)**	–	**(4,877)**	–
Impairment losses of assets ("-" for losses)	V.49	**(177,777)**	(80,093)	**(177,777)**	(80,093)
Gains from asset disposals ("-" for losses)	V.50	**(1,062)**	79,085	**–**	79,085
II. Operating profit ("-" for loss)		**(422,597)**	1,531,929	**(391,185)**	1,471,735
Add: Non-operating income	V.51	**11,594**	6,660	**11,594**	6,436
Less: Non-operating expenses	V.52	**31,598**	27,876	**31,510**	27,186
III. Profit before income tax ("-" for loss)		**(442,601)**	1,510,713	**(411,101)**	1,450,985
Less: Income tax (benefits)/expenses	V.53	**(11,780)**	261,344	**(15,956)**	251,634
IV. Net profit ("-" for net loss)		**(430,821)**	1,249,369	**(395,145)**	1,199,351
(1) Net profit classified by continuity of operations:					
1. Net profit from continuing operations ("-" for net loss)		**(430,821)**	1,249,369	**(395,145)**	1,199,351
2. Net profit from discontinued operations ("-" for net loss)		**–**	–	**–**	–
(2) Net profit classified by ownership:					
1. Shareholders of the Company ("-" for net loss)		**(436,009)**	1,244,189	**–**	–
2. Non-controlling interests ("-" for net loss)		**5,188**	5,180	**–**	–

The notes on pages 103 to 256 form part of these financial statements.

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Note	Six months ended 30 June		Six months ended 30 June	
		2022 (unaudited) Consolidated	2021 (unaudited) Consolidated	**2022 (unaudited) Company**	2021 (unaudited) Company
V. Other comprehensive income, net of tax		**273,513**	52,431	**273,513**	52,431
(1) Other comprehensive income (net of tax) attributable to shareholders of the Company		**273,513**	52,431	**273,513**	52,431
Items that may be reclassified to profit or loss		**273,513**	52,431	**273,513**	52,431
a. Other comprehensive income recognized under equity method		**(22,558)**	702	**(22,558)**	702
b. Cash flow hedge reserve		**296,071**	51,729	**296,071**	51,729
(2) Other comprehensive income (net of tax) attributable to non-controlling interests		**–**	–	**–**	–
VI. Total comprehensive income		**(157,308)**	1,301,800	**(121,632)**	1,251,782
(1) Attributable to shareholders of the Company		**(162,496)**	1,296,620	**–**	–
(2) Attributable to non-controlling interests		**5,188**	5,180	**–**	–
VII. (Losses)/Earnings per share					
(1) Basic (losses)/earnings per share (RMB Yuan)	V.54	**(0.040)**	0.115	**–**	–
(2) Diluted (losses)/earnings per share (RMB Yuan)	V.54	**(0.040)**	0.115	**–**	–

These financial statements were approved by the Board of Directors of the Company on 25 August 2022.

Wu Haijun	**Du Jun**	**Yang Yating**
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 103 to 256 form part of these financial statements.

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2022
(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Six months ended 30 June		Six months ended 30 June	
	Note	**2022 (unaudited) Consolidated**	2021 (unaudited) Consolidated	**2022 (unaudited) Company**	2021 (unaudited) Company
I. Cash flows from operating activities					
Proceeds from sale of goods and rendering of services		**50,088,166**	38,434,207	**43,170,120**	33,292,256
Refund of taxes		**432,955**	57,673	**289,064**	–
Proceeds from other operating activities	V.56	**111,725**	114,183	**108,602**	107,181
Sub-total of cash inflows		**50,632,846**	38,606,063	**43,567,786**	33,399,437
Payment for goods and services		**(45,620,035)**	(31,630,427)	**(38,852,353)**	(26,320,863)
Payment to and for employees		**(1,526,165)**	(1,381,271)	**(1,443,976)**	(1,300,205)
Payment of various taxes		**(9,728,629)**	(7,824,819)	**(9,693,475)**	(7,764,804)
Payment for other operating activities	V.56	**(163,139)**	(159,098)	**(299,371)**	(139,895)
Sub-total of cash outflows		**(57,037,968)**	(40,995,615)	**(50,289,175)**	(35,525,767)
Net cash flows used in operating activities	V.57, XIII.9	**(6,405,122)**	(2,389,552)	**(6,721,389)**	(2,126,330)
II. Cash flows from investing activities					
Cash received from structured deposits		**–**	2,700,000	**–**	2,200,000
Proceeds from capital reduction of an associate		**–**	–	**–**	–
Cash received from returns on investments		**584,002**	54,893	**561,947**	–
Net cash received from disposal of fixed assets and other long-term assets		**8,882**	46,860	**8,877**	46,576
Proceeds from other investing activities	V.56	**6,168,238**	3,235,749	**6,164,397**	3,226,832
Sub-total of cash inflows		**6,761,122**	6,037,502	**6,735,221**	5,473,408
Payment for acquisition of fixed assets, intangible assets and other long-term assets		**(1,048,727)**	(1,493,860)	**(1,037,357)**	(1,475,605)
Payment of structured deposits		**(1,000,000)**	(6,650,000)	**(1,000,000)**	(5,500,000)
Payment for establishing of a subsidiary and an associate		**(130,000)**	–	**(50,000)**	–
Payment for other investing activities	V.56	**(2,805,687)**	(1,000,000)	**(2,750,827)**	(800,000)
Sub-total of cash outflows		**(4,984,414)**	(9,143,860)	**(4,838,184)**	(7,775,605)
Net cash flows generated from/ (used in) investing activities		**1,776,708**	(3,106,358)	**1,897,037**	(2,302,197)

The notes on pages 103 to 256 form part of these financial statements.

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS *(continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Note	Six months ended 30 June		Six months ended 30 June	
		2022 (unaudited) Consolidated	2021 (unaudited) Consolidated	**2022 (unaudited) Company**	2021 (unaudited) Company
III. Cash flows from financing activities					
Proceeds from borrowings		**9,455,000**	11,879,423	**9,435,000**	11,839,423
Proceeds from short-term bonds		**3,000,000**	–	**3,000,000**	–
Sub-total of cash inflows		**12,455,000**	11,879,423	**12,435,000**	11,839,423
Repayments of borrowings		**(8,955,200)**	(11,867,423)	**(8,935,000)**	(11,839,423)
Repayments of short-term bonds		**(1,500,000)**	–	**(1,500,000)**	–
Payment for dividends, profit distributions or interest		**(50,488)**	(53,489)	**(49,419)**	(52,429)
Including: Dividends paid by subsidiaries to non-controlling interests		**–**	–	**–**	–
Payment for other financing activities	V.56	**(2,991)**	(9,531)	**(1,115)**	(6,879)
Sub-total of cash outflows		**(10,508,679)**	(11,930,443)	**(10,485,534)**	(11,898,731)
Net cash flows generated from/(used in) financing activities		**1,946,321**	(51,020)	**1,949,466**	(59,308)
IV. Effect of foreign exchange rate changes on cash and cash equivalents		**8,733**	(2,063)	**–**	–
V. Net increase in cash and cash equivalents (“-” for decrease)		**(2,673,360)**	(5,548,993)	**(2,874,886)**	(4,487,835)
Add: Cash and cash equivalents at beginning of the period	V.57, XIII.9	**5,112,010**	6,916,408	**4,927,519**	5,460,067
VI. Cash and cash equivalents at the end of the period	V.57, XIII.9	**2,438,650**	1,367,415	**2,052,633**	972,232

These financial statements were approved by the Board of Directors of the Company on 25 August 2022.

Wu Haijun	**Du Jun**	**Yang Yating**
Chairman	Director and Chief Financial Officer	Accounting Chief

The notes on pages 103 to 256 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Attributable to equity shareholders of the Company								
	Note	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserve	Retained earnings	Sub-total	Non-controlling interests	Total
I. Balance at 1 January 2022		**10,823,814**	**610,327**	**59,425**	**216,512**	**6,672,639**	**11,877,455**	**30,260,172**	**135,259**	**30,395,431**
II. Changes in equity for the six months ended 30 June 2022 (unaudited) ("-" for decreases)										
1. Total comprehensive income										
(1) Net profit ("-" for net loss)		**-**	**-**	**-**	**-**	**-**	**(436,009)**	**(436,009)**	**5,188**	**(430,821)**
(2) Other comprehensive income	V.34	**-**	**-**	**273,513**	**-**	**-**	**-**	**273,513**	**-**	**273,513**
2. Amounts transferred from hedging reserve to initial carrying amount of hedged items		**-**	**-**	**(151,817)**	**-**	**-**	**-**	**(151,817)**	**-**	**(151,817)**
3. Appropriation of profits										
(1) Distributions to shareholders	V.37	**-**	**-**	**-**	**-**	**-**	**(1,082,381)**	**(1,082,381)**	**(11,434)**	**(1,093,815)**
4. Specific reserve										
(1) Accrued	V.35	**-**	**-**	**-**	**68,912**	**-**	**-**	**68,912**	**-**	**68,912**
(2) Utilized	V.35	**-**	**-**	**-**	**(60,426)**	**-**	**-**	**(60,426)**	**-**	**(60,426)**
5. Others		**-**	**3,860**	**-**	**-**	**-**	**-**	**3,860**	**-**	**3,860**
III. Balance at 30 June 2022 (unaudited)		**10,823,814**	**614,187**	**181,121**	**224,998**	**6,672,639**	**10,359,065**	**28,875,824**	**129,013**	**29,004,837**
I. Balance at 1 January 2021		10,823,814	610,327	6,326	145,597	6,474,103	11,157,866	29,218,033	136,985	29,355,018
II. Changes in equity for the six months ended 30 June 2021 (unaudited) ("-" for decreases)										
1. Total comprehensive income										
(1) Net profit		-	-	-	-	-	1,244,189	1,244,189	5,180	1,249,369
(2) Other comprehensive income	V.34	-	-	52,431	-	-	-	52,431	-	52,431
2. Appropriation of profits										
(1) Distributions to shareholders	V.37	-	-	-	-	-	(1,082,381)	(1,082,381)	-	(1,082,381)
3. Specific reserve										
(1) Accrued	V.35	-	-	-	54,842	-	-	54,842	-	54,842
(2) Utilized	V.35	-	-	-	(23,574)	-	-	(23,574)	-	(23,574)
III. Balance at 30 June 2021 (unaudited)		10,823,814	610,327	58,757	176,865	6,474,103	11,319,674	29,463,540	142,165	29,605,705

These financial statements were approved by the Board of Directors of the Company on 25 August 2022

Wu Haijun
Chairman

Du Jun
Director and Chief Financial Officer

Yang Yating
Accounting Chief

The notes on pages 103 to 256 form part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserve	Retained earnings	Total
I. Balance at 1 January 2022	**10,823,814**	**600,768**	**59,425**	**216,508**	**6,672,639**	**11,240,259**	**29,613,413**
II. Changes in equity for the six months ended 30 June 2022 (unaudited) ("-" for decreases)							
1. Total comprehensive income							
(1) Net profit ("-" for net loss)	**–**	**–**	**–**	**–**	**–**	**(395,145)**	**(395,145)**
(2) Other comprehensive income	**–**	**–**	**273,513**	**–**	**–**	**–**	**273,513**
2. Amounts transferred from hedging reserve to initial carrying amount of hedged items	**–**	**–**	**(151,817)**	**–**	**–**	**–**	**(151,817)**
3. Appropriation of profits							
(1) Distributions to shareholders	**–**	**–**	**–**	**–**	**–**	**(1,082,381)**	**(1,082,381)**
4. Specific reserve							
(1) Accrued	**–**	**–**	**–**	**65,279**	**–**	**–**	**65,279**
(2) Utilized	**–**	**–**	**–**	**(56,957)**	**–**	**–**	**(56,957)**
5. Others	**–**	**3,860**	**–**	**–**	**–**	**–**	**3,860**
III. Balance at 30 June 2022 (unaudited)	**10,823,814**	**604,628**	**181,121**	**224,830**	**6,672,639**	**9,762,733**	**28,269,765**
I. Balance at 1 January 2021	10,823,814	600,768	6,326	145,597	6,474,103	10,535,813	28,586,421
II. Changes in equity for the six months ended 30 June 2021 (unaudited) ("-" for decreases)							
1. Total comprehensive income							
(1) Net profit	–	–	–	–	–	1,199,351	1,199,351
(2) Other comprehensive income	–	–	52,431	–	–	–	52,431
2. Appropriation of profits							
(1) Distributions to shareholders	–	–	–	–	–	(1,082,381)	(1,082,381)
3. Specific reserve							
(1) Accrued	–	–	–	51,600	–	–	51,600
(2) Utilized	–	–	–	(20,332)	–	–	(20,332)
III. Balance at 30 June 2021 (unaudited)	10,823,814	600,768	58,757	176,865	6,474,103	10,652,783	28,787,090

These financial statements were approved by the Board of Directors of the Company on 25 August 2022

Wu Haijun
Chairman

Du Jun
Director and Chief Financial Officer

Yang Yating
Accounting Chief

The notes on pages 103 to 256 form part of these financial statements.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

I. General information

Sinopec Shanghai Petrochemical Company Limited ("the Company"), formerly Shanghai Petrochemical Company Limited, was established in the People's Republic of China ("the PRC") on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation ("Sinopec Group"); these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993 and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation ("Sinopec Corp.") was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company's state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp. became the largest shareholder of the Company. The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,176,600 and RMB9,636,900 were registered on 27 September 2017 and 12 January 2018.

As at 30 June 2022, total share capital of the Company were RMB10,823,813,500, 1 Yuan per share. Detailed changes to share capital refers to Note V.32.

The Company and its subsidiaries ("the Group") is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company's principal subsidiaries are set out in Note VI.

II. Basis of preparation

1. Basis of preparation

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises and other relevant regulations (collectively referred to as "Accounting Standards for Business Enterprises" or "CAS") issued by the Ministry of Finance ("MOF") of the People's Republic of China ("PRC").

Except as disclosed in Note III.33, the accounting policies adopted in the financial statements are consistent with those adopted by the Group in preparing the 2021 financial statements. The interim financial statements should be read together with the Group's 2021 financial statements.

2. Going concern

The financial statements have been prepared on the going concern basis.

III. Summary of significant accounting policies and accounting estimates

Accounting policies for the provision for impairment of inventories, depreciation of fixed assets, impairment of long-term assets of the Group are adopted according to the specific characteristics of the Company's operations. Please refer to the relevant notes on accounting policies.

1. Statement of compliance

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises or referred to as China Accounting Standards ("CAS") issued by the MOF. These financial statements present truly and completely the consolidated financial position and financial position of the Company as at 20 June 2022, and the consolidated financial performance and financial performance and the consolidated cash flows and cash flows of the Company for the six months from 1 January 2022 to 30 June 2022.

These financial statements also comply with the disclosure requirements of "Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports" as revised by the China Securities Regulatory Commission ("CSRC") in 2014.

2. Accounting period

The Company's accounting year starts on 1 January and ends on 31 December.

3. Operating cycle

The Company takes the period from the acquisition of assets for processing to until the ultimate realization of cash or cash equivalents as a normal operating cycle. The operating cycle of the Company is usually less than 12 months.

4. Functional currency

The Company's functional currency is Renminbi and these financial statements are presented in Renminbi. Functional currency is determined by the Company and its subsidiaries on the primary economic environment in which they operate.

III. Summary of significant accounting policies and accounting estimates *(continued)*

5. Accounting treatments for business combinations involving entities under common control and not under common control

A transaction constitutes a business combination when the Group obtains control of one or more entities (or a group of assets or net assets). Business combination is classified as either business combinations involving enterprises under common control or business combinations not involving enterprises under common control.

For a transaction not involving enterprises under common control, the acquirer determines whether acquired set of assets constitute a business. The Group may elect to apply the simplified assessment method, the concentration test, to determine whether an acquired set of assets is not a business. If the concentration test is met and the set of assets is determined not to be a business, no further assessment is needed. If the concentration test is not met, the Group shall perform the assessment according to the guidance on the determination of a business.

When the set of assets the group acquired does not constitute a business, acquisition costs should be allocated to each identifiable assets and liabilities at their acquisition-date fair values. It is not required to apply the accounting of business combination described as below.

(1) Business combinations involving entities under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets acquired and liabilities assumed are measured based on their carrying amounts in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the carrying amount of the net assets acquired and the consideration paid for the combination (or the total par value of shares issued) is adjusted against share premium in the capital reserve, with any excess adjusted against retained earnings. Any costs directly attributable to the combination are recognized in profit or loss when incurred. The combination date is the date on which one combining entity obtains control of other combining entities. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognized amounts of the equity or debt securities.

III. Summary of significant accounting policies and accounting estimates *(continued)*

5. Accounting treatments for business combinations involving entities under common control and not under common control *(continued)*

(2) Business combinations involving entities not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. Where (1) the aggregate of the acquisition-date fair value of assets transferred (including the acquirer's previously held equity interest in the acquiree), liabilities incurred or assumed, and equity securities issued by the acquirer, in exchange for control of the acquiree, exceeds (2) the acquirer's interest in the acquisition-date fair value of the acquiree's identifiable net assets, the difference is recognized as goodwill. If (1) is less than (2), the difference is recognized in profit or loss for the current period. The costs of issuing equity or debt securities as a part of the consideration for the acquisition are included in the carrying amounts of these equity or debt securities upon initial recognition. Acquisition-related costs are expensed when incurred. Any difference between the fair value and the carrying amount of the assets transferred as consideration is recognized in profit or loss. The acquiree's identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are recognized by the Group at their acquisition-date fair value. The acquisition date is the date on which the acquirer obtains control of the acquiree.

For a business combination involving entities not under common control and achieved in stages, the Group remeasures its previously-held equity interest in the acquiree to its acquisition-date fair value and recognizes any resulting difference between the fair value and the carrying amount as investment income or other comprehensive income for the current period. In addition, any amount recognized in other comprehensive income and other changes in the owners' equity under equity accounting in prior reporting periods relating to the previously-held equity interest that may be reclassified to profit or loss are transferred to investment income at the date of acquisition; Any previously-held equity interest that is designated as equity investment at fair value through other comprehensive income, the other comprehensive income recognized in prior reporting periods is transferred to retained earnings and surplus reserve at the date of acquisition.

III. Summary of significant accounting policies and accounting estimates *(continued)*

6. Consolidated financial statements

(1) General principles

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control exists when the investor has all of following: power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. The financial position, financial performance and cash flows of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests are presented separately in the consolidated balance sheet within shareholders' equity. Net profit or loss attributable to non-controlling shareholders is presented separately in the consolidated income statement below the net profit line item. Total comprehensive income attributable to non-controlling shareholders is presented separately in the consolidated income statement below the total comprehensive income line item.

When the amount of loss for the current period attributable to the non-controlling shareholders of a subsidiary exceeds the non-controlling shareholders' share of the opening owners' equity of the subsidiary, the excess is still allocated against the non-controlling interests.

When the accounting period or accounting policies of a subsidiary are different from those of the Company, the Company makes necessary adjustments to the financial statements of the subsidiary based on the Company's own accounting period or accounting policies. Intra-group balances and transactions, and any unrealized profit or loss arising from intra-group transactions, are eliminated when preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, unless they represent impairment losses that are recognized in the financial statements. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

III. Summary of significant accounting policies and accounting estimates *(continued)*

6. Consolidated financial statements *(continued)*

(2) Subsidiaries acquired through a business combination

Where a subsidiary was acquired during the reporting period, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated.

Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

(3) Disposal of subsidiaries

When the Group loses control over a subsidiary, any resulting disposal gains or losses are recognized as investment income for the current period. The remaining equity interests is re-measured at its fair value at the date when control is lost, any resulting gains or losses are also recognized as investment income for the current period.

When the Group loses control of a subsidiary in multiple transactions in which it disposes of its long-term equity investment in the subsidiary in stages, the following are considered to determine whether the Group should account for the multiple transactions as a bundled transaction:

– arrangements are entered into at the same time or in contemplation of each other;

– arrangements work together to achieve an overall commercial effect;

– the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement;

– one arrangement considered on its own is not economically justified, but it is economically justified when considered together with other arrangements.

If each of the multiple transactions does not form part of a bundled transaction, the transactions conducted before the loss of control of the subsidiary are accounted for in accordance with the accounting policy for partial disposal of equity investment in subsidiaries where control is retained (see Note III.6(4)).

III. Summary of significant accounting policies and accounting estimates *(continued)*

6. Consolidated financial statements *(continued)*

(3) Disposal of subsidiaries *(continued)*

If each of the multiple transactions forms part of a bundled transaction which eventually results in the loss of control in the subsidiary, these multiple transactions are accounted for as a single transaction. In the consolidated financial statements, the difference between the consideration received and the corresponding proportion of the subsidiary's net assets (calculated continuously from the acquisition date) in each transaction prior to the loss of control shall be recognized in other comprehensive income and transferred to profit or loss when the parent eventually loses control of the subsidiary.

(4) Changes in non-controlling interests

Where the Company acquires a non-controlling interest from a subsidiary's non-controlling shareholders or disposes of a portion of an interest in a subsidiary without a change in control, the difference between the proportion interests of the subsidiary's net assets being acquired or disposed and the amount of the consideration paid or received is adjusted to the capital reserve (share premium) in the consolidated balance sheet, with any excess adjusted to retained earnings.

7. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily withdraw on demand, and short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

8. Foreign currency transactions

When the Group receives capital in foreign currencies from investors, the capital is translated to Renminbi at the spot exchange rate at the date of the receipt. Other foreign currency transactions are, on initial recognition, translated to Renminbi at the spot exchange rates on the dates of the transactions.

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange rate at the balance sheet date. The resulting exchange differences are generally recognized in profit or loss, unless they arise from the re-translation of the principal and interest of specific borrowings for the acquisition of qualifying assets (see Note III.15). Non-monetary items that are measured at historical cost in foreign currencies are translated to Renminbi using the exchange rate at the transaction date. Effect of foreign exchange rate changes on cash is presented separately in the cash flow statement.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments

Financial instruments include cash at bank and on hand, account receivables, account payables, loans and borrowings, and share capital.

(1) Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognized in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial asset or financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts, is initially measured at the transaction price in accordance with Note III.21.

(2) Classification and subsequent measurement of financial assets

(a) Classification of financial assets

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortized cost, at fair value through other comprehensive income ("FVOCI"), or at fair value through profit or loss ("FVTPL").

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(2) Classification and subsequent measurement of financial assets *(continued)*

(a) Classification of financial assets (continued)

– it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

– it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income, and listed them as other equity instrument investments. This election is made on an investment-by-investment basis. The instrument meets the definition of equity from the perspective of the issuer. The relevant dividend income of such financial assets is included in the current profit and loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The business model refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group's business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. The Group determines the business model for managing the financial assets according to the facts and based on the specific business objective for managing the financial assets determined by the Group's key management personnel.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(2) Classification and subsequent measurement of financial assets *(continued)*

(a) Classification of financial assets (continued)

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. For the purposes of this assessment, 'principal' is defined as the fair value of the financial asset on initial recognition. 'Interest' is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(2) Classification and subsequent measurement of financial assets *(continued)*

(b) Subsequent measurement of financial assets

– Financial assets at FVTPL

These financial assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss unless the financial assets are part of a hedging relationship. Those maturing more than one year from the balance sheet date and expected to be held for more than one year shall be listed as other non-current financial assets, while the rest shall be listed as trading financial assets.

– Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship shall be recognized in profit or loss when the financial asset is derecognized, reclassified, through the amortization process or in order to recognize impairment gains or losses. Such financial assets mainly include cash at bank and on hand, accounts receivable, other receivables and investments in debt securities, etc. The Group shall list the investments in debt securities that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The investments in debt securities that is due within one year (including one year) at the time of acquisition is listed as other current assets. The investments in debt securities that is due more than one year from the date of balance sheet is listed as other non-current assets.

– Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss. Such financial assets are listed as receivables under financing, other investments in debt securities, and other investments in debt securities that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other investments in debt securities with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(2) Classification and subsequent measurement of financial assets *(continued)*

(b) Subsequent measurement of financial assets (continued)

– Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

(3) Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortized cost.

– *Financial liabilities at FVTPL*

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss, unless the financial liabilities are part of a hedging relationship.

– *Financial liabilities at amortized cost*

These financial liabilities are subsequently measured at amortized cost using the effective interest method.

The financial liabilities of the Group are mainly financial liabilities measured by amortized cost, including bills payable and accounts payable, other payables, loans, etc. Such financial liabilities are initially measured according to their fair value after deducting transaction costs and are subsequently measured by the effective interest rate method. Where the term is less than one year (including one year), it shall be listed as current liabilities; If the term is more than one year, but the term is due within one year (including one year) from the balance sheet date, it shall be listed as non-current liabilities that are due within one year; The rest are shown as non-current liabilities.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(4) Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

– The Group currently has a legally enforceable right to set off the recognized amounts;

– The Group intends either to settle on a net basis, or to realize the financial asset and settle the financial liability simultaneously.

(5) Derecognition of financial assets and financial liabilities

Financial asset is derecognized when one of the following conditions is met:

– the Group's contractual rights to the cash flows from the financial asset expire;

– the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or;

– the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognized in profit or loss:

– the carrying amount of the financial asset transferred measured at the date of derecognition;

– the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognized directly in other comprehensive income for the part derecognized.

The Group derecognizes a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished. The difference between the carrying amount of the part to be recognized and the consideration paid shall be recorded into the profit and loss of the current period.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(6) Impairment

The Group recognizes loss allowances for expected credit loss (ECL) on:

- financial assets measured at amortized cost;
- debt investments measured at FVOCI.

Financial assets measured at fair value, including equity securities designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the Group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments, and at an amount equal to lifetime ECL for all other financial instruments.

- If the financial instrument is determined to have low credit risk at the balance sheet date;
- If the credit risk on a financial instrument has not increased significantly since initial recognition.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(6) Impairment *(continued)*

Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information. In particular, the following information is taken into account:

– failure to make payments of principal or interest on their contractually due dates;

– an actual or expected significant deterioration in a financial instrument's external or internal credit rating (if available);

– an actual or expected significant deterioration in the operating results of the debtor; and

– existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor's ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(6) Impairment *(continued)*

Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

– significant financial difficulty of the borrower or issuer;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– for economic or contractual reasons relating to the borrower's financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

– it is probable that the borrower will enter bankruptcy or other financial reorganization; or

– the disappearance of an active market for that financial asset because of financial difficulties.

Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument's credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognized in other comprehensive income.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

III. Summary of significant accounting policies and accounting estimates *(continued)*

9. Financial instruments *(continued)*

(7) Equity instrument

The consideration received from the issuance of equity instruments net of transaction costs is recognized in shareholders' equity. Consideration and transaction costs paid by the Company for repurchasing self-issued equity instruments are deducted from shareholders' equity.

When the Company repurchases its own shares, those shares are treated as treasury shares. All expenditure relating to the repurchase is recorded in the cost of the treasury shares, with the transaction recording in the share register. Treasury shares are excluded from profit distributions and are presented as a deduction under shareholders' equity in the balance sheet.

When treasury shares are cancelled, the share capital should be reduced to the extent of the total par value of the treasury shares cancelled. Where the cost of the treasury shares cancelled exceeds the total par value, the excess is deducted from capital reserve (share premium), surplus reserve and retained earnings sequentially. If the cost of treasury shares cancelled is less than the total par value, the difference is credited to the capital reserve (share premium).

When treasury shares are disposed of, any excess of proceeds above cost is recognized in capital reserve (share premium); otherwise, the shortfall is deducted against capital reserve (share premium), surplus reserve and retained earnings sequentially.

10. Inventories

(1) Classification and cost

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labor costs and an appropriate allocation of production overheads.

III. Summary of significant accounting policies and accounting estimates *(continued)*

10. Inventories *(continued)*

(2) Measurement method of cost of inventories

Cost of inventories recognized is calculated using the weighted average method.

Consumables including low-value consumables and packaging materials are charged to profit or loss upon receipt. The amortization charge is included in the cost of the related assets or recognized in profit or loss for the current period.

(3) Basis for determining the net realizable value and method for provision for obsolete inventories

At the balance sheet date, inventories are carried at the lower of cost and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realizable value of materials held for use in the production is measured based on the net realizable value of the finished goods in which they will be incorporated. The net realizable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices.

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for obsolete inventories, and is recognized in profit or loss.

(4) Inventory count system

The Group maintains a perpetual inventory system.

III. Summary of significant accounting policies and accounting estimates *(continued)*

11. Long-term equity investments

(1) Investment cost of long-term equity investments

(a) Long-term equity investments acquired through a business combination

- The initial cost of a long-term equity investment acquired through a business combination involving entities under common control is the Company's share of the carrying amount of the subsidiary's equity in the consolidated financial statements of the ultimate controlling party at the combination date. The difference between the initial investment cost and the carrying amount of the consideration given is adjusted to the share premium in the capital reserve, with any excess adjusted to retained earnings. For a long-term equity investment in a subsidiary acquired through a business combination achieved in stages which do not form a bundled transaction and involving entities under common control, the Company determines the initial cost of the investment in accordance with the above policies. The difference between this initial cost and the sum of the carrying amount of previously-held investment and the consideration paid for the shares newly acquired is adjusted to capital premium in the capital reserve, with any excess adjusted to retained earnings.

- For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving entities under common control and achieved through multiple transactions in stages which do not form a bundled transaction, the initial cost comprises the carrying amount of the previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

(b) Long-term equity investments acquired other than through a business combination

- A long-term equity investment acquired other than through a business combination is initially recognized at the amount of cash paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

III. Summary of significant accounting policies and accounting estimates *(continued)*

11. Long-term equity investments *(continued)*

(2) Subsequent measurement of long-term equity investment

(a) Investments in subsidiaries

In the Company's separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method for subsequent measurement. Except for cash dividends or profit distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognizes its share of the cash dividends or profit distributions declared by the investee as investment income for the current period.

The investments in subsidiaries are stated in the balance sheet at cost less accumulated impairment losses.

For the impairment of the investments in subsidiaries, refer to Note III.18.

In the Group's consolidated financial statements, subsidiaries are accounted for in accordance with the policies described in Note III.5.

(b) Investment in joint ventures and associates

A joint venture is an arrangement whereby the Group and other parties have joint control (see Note III.11(3)) and rights to the net assets of the arrangement.

An associate is an entity over which the Group has significant influence (see Note III.11(3)).

An investment in a joint venture or an associate is accounted for using the equity method for subsequent measurement.

III. Summary of significant accounting policies and accounting estimates *(continued)*

11. Long-term equity investments *(continued)*

(2) Subsequent measurement of long-term equity investment *(continued)*

(b) Investment in joint ventures and associates (continued)

The accounting treatments under the equity method adopted by the Group are as follows:

– Where the initial cost of a long-term equity investment exceeds the Group's interest in the fair value of the investee's identifiable net assets at the date of acquisition, the investment is initially recognized at cost. Where the initial investment cost is less than the Group's interest in the fair value of the investee's identifiable net assets at the date of acquisition, the investment is initially recognized at the investor's share of the fair value of the investee's identifiable net assets, and the difference is recognized in profit or loss.

– After the acquisition of the investment, the Group recognizes its share of the investee's profit or loss and other comprehensive income as investment income or losses and other comprehensive income respectively, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profit distributions, the carrying amount of the investment is reduced by the amount attributable to the Group. Changes in the Group's share of the investee's owners' equity, other than those arising from the investee's net profit or loss, other comprehensive income or profit distribution (referred to as "other changes in owners' equity"), is recognized directly in the Group's equity, and the carrying amount of the investment is adjusted accordingly.

– In calculating its share of the investee's net profits or losses, other comprehensive income and other changes in owners' equity, the Group recognizes investment income and other comprehensive income after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair value of the investee's identifiable net assets at the date of acquisition. Unrealized profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's interest in the associates or joint ventures. Unrealized losses resulting from transactions between the Group and its associates or joint ventures are eliminated in the same way as unrealized gains but only to the extent that there is no impairment.

III. Summary of significant accounting policies and accounting estimates *(continued)*

11. Long-term equity investments *(continued)*

(2) Subsequent measurement of long-term equity investment *(continued)*

(b) Investment in joint ventures and associates (continued)

– The Group discontinues recognizing its share of further losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group's net investment in the joint venture or associate is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognizing the investment losses and the provisions. If the joint venture or associate subsequently reports net profits, the Group resumes recognizing its share of those profits only after its share of the profits has fully covered the share of losses not recognized.

For the impairment of the investments in joint ventures and associates, refer to Note III.18.

(3) Criteria for determining the existence of joint control or significant influence over an investee

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The following factors are usually considered when assessing whether the Group can exercise joint control over an investee:

– Whether no single participant party is in a position to control the investee's related activities unilaterally;

– Whether strategic decisions relating to the investee's related activities require the unanimous consent of all participant parties that sharing of control.

Significant influence is the power to participate in the financial and operating policy decisions of an investee but does not have control or joint control over those policies.

III. Summary of significant accounting policies and accounting estimates *(continued)*

12. Investment properties

Investment properties are properties held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model and stated in the balance sheet at cost less accumulated depreciation, amortization and impairment losses. The cost of investment property, less its estimated residual value and accumulated impairment losses, is depreciated or amortized using the straight-line method over its estimated useful life, unless the investment property is classified as held for sale. For the impairment of the investment properties, refer to Note III.18.

Class	Estimated useful life (years)	Residual value rate (%)	Depreciation rate (%)
Plant and buildings	30-40 years	3%	2.4%-3.2%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property's estimated useful life, net residual value and depreciation method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognized in profit or loss for the current period.

13. Fixed assets

(1) Recognition of fixed assets

Fixed assets represent the tangible assets held by the Group for use in production of goods or for administrative purposes with useful lives over one accounting year.

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets is measured in accordance with the policy set out in Note III.14. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III. Summary of significant accounting policies and accounting estimates *(continued)*

13. Fixed assets *(continued)*

(1) Recognition of fixed assets *(continued)*

Where the parts of an item of fixed assets have different useful lives or provide benefits to the Group in a different pattern, thus necessitating use of different depreciation rates or methods, each part is recognized as a separate fixed asset.

Any subsequent costs including the cost of replacing part of an item of fixed assets are recognized as assets when it is probable that the economic benefits associated with the costs will flow to the Group, and the carrying amount of the replaced part is derecognized. The costs of the day-to-day maintenance of fixed assets are recognized in profit or loss as incurred.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses.

(2) Depreciation of fixed assets

The cost of a fixed asset, less its estimated residual value and accumulated impairment losses, is depreciated using the straight-line method over its estimated useful life.

The estimated useful lives, residual value rates and depreciation rates of each class of fixed assets are as follows:

Class	Estimated useful life (years)	Residual value rate (%)	Depreciation rate (%)
Buildings	12~40 years	0%~5%	2.4%~8.3%
Plant and machinery	5~20 years	0%~5%	4.8%~20.0%
Vehicles and other equipment	4~20 years	0%~5%	4.8%~25.0%

Useful lives, estimated residual values and depreciation methods are reviewed at least at each year-end.

III. Summary of significant accounting policies and accounting estimates *(continued)*

13. Fixed assets *(continued)*

(3) For the impairment of the fixed assets, refer to Note III.18.

(4) Disposal of fixed assets

The carrying amount of a fixed asset is derecognized:

– when the fixed asset is holding for disposal; or

– when no future economic benefit is expected to be generated from its use or disposal.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item, and are recognized in profit or loss on the date of retirement or disposal.

14. Construction in progress

The cost of self-constructed assets includes the cost of materials, direct labour, capitalized borrowing costs (see Note III.15), and any other costs directly attributable to bringing the asset to working condition for its intended use.

A self-constructed asset is classified as construction in progress and transferred to fixed asset when it is ready for its intended use, and depreciation begins from the following month. No depreciation is provided against construction in progress.

Construction in progress is stated in the balance sheet at cost less accumulated impairment losses (see Note III.18).

The Group sells the products or by-products produced before the fixed assets are ready for their intended use. In accordance with CAS No.14 – Revenue, CAS No.1 – Inventory and other standards, the relevant income and cost are accounted for separately and recognized in profit or loss.

III. Summary of significant accounting policies and accounting estimates *(continued)*

15. Borrowing costs

Borrowing costs incurred directly attributable to the acquisition and construction of a qualifying asset are capitalized as part of the cost of the asset. Other borrowing costs are recognized as financial expenses when incurred.

During the capitalization period, the amount of interest (including amortization of any discount or premium on borrowing) to be capitalized in each accounting period is determined as follows:

- Where funds are borrowed specifically for the acquisition, and construction or production of a qualifying asset, the amount of interest to be capitalized is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset.

- To the extent that the Group borrows funds generally and uses them for the acquisition, and construction or production of a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditure on the asset over the above amounts of specific borrowings. The capitalization rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the initially recognized amount of the borrowings.

During the capitalization period, exchange differences related to the principal and interest on a specific-purpose borrowing denominated in foreign currency are capitalized as part of the cost of the qualifying asset. The exchange differences related to the principal and interest on foreign currency borrowings other than a specific-purpose borrowing are recognized as a financial expense when incurred.

The capitalization period is the period from the date of commencement of capitalization of borrowing costs to the date of cessation of capitalization, excluding any period over which capitalization is suspended. Capitalization of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities of acquisition and construction that are necessary to prepare the asset for its intended use are in progress, and ceases when the assets become ready for their intended use. Capitalization of borrowing costs is suspended when the acquisition and construction activities are interrupted abnormally for a period of more than three months.

III. Summary of significant accounting policies and accounting estimates *(continued)*

16. Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see Note III.18). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortized using the straight-line method over its estimated useful life, unless the intangible asset is classified as held for sale. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

The respective amortization periods for intangible assets are as follows:

Item	Amortization period (years)
Land-use right	20-50 years
Other intangible assets	2-28 years

Useful lives and amortization methods of intangible asset with finite useful life are reviewed at least at each year-end.

An intangible asset is regarded as having an indefinite useful life and is not amortized when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group. At the balance sheet date, the Group does not have any intangible assets with indefinite useful lives.

Expenditure on an internal research and development project is classified into expenditure incurred during the research phase and expenditure incurred during the development phase.

Expenditure during the research phase is expensed when incurred. Expenditure during the development phase is capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, and the Group intends to and has sufficient resources to complete the development. Capitalized development costs are stated in the balance sheet at cost less impairment losses (see Note III.18). Other development expenditure is recognized as an expense in the period in which it is incurred.

For the external sales of products or by-products produced in the research and development process, the relevant income and cost are accounted for separately and recognized in profit or loss in accordance with CAS No.14 – Revenue, CAS No.1 – Inventory and other standards.

III. Summary of significant accounting policies and accounting estimates *(continued)*

17. Long-term deferred expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods.

Long-term deferred expenses are amortized using a straight-line method within the benefit period. The respective amortization periods for such expenses are as follows:

Item	Amortization period
Catalysts	1.5-10 years
Leasehold improvements	15-27 years

18. Impairment of assets other than inventories and financial assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on internal and external sources of information to determine whether there is any indication of impairment:

– fixed assets

– construction in progress

– right-of-use assets

– intangible assets

– investment properties measured using a cost model

– long-term equity investments

– long-term deferred expenses, etc.

If any indication exists, the recoverable amount of the asset is estimated. In addition, the Group estimates the recoverable amounts of intangible assets not ready for use at least annually at each year-end, irrespective of whether there is any indication of impairment.

The recoverable amount of an asset (or asset group, set of asset groups) is the higher of its fair value (see Note III.19) less costs to sell and its present value of expected future cash flows.

An asset group is composed of assets directly related to cash generation and is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups.

III. Summary of significant accounting policies and accounting estimates *(continued)*

18. Impairment of assets other than inventories and financial assets *(continued)*

The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using an appropriate pre-tax discount rate.

An impairment loss is recognized in profit or loss when the recoverable amount of an asset is less than its carrying amount. A provision for impairment of the asset is recognized accordingly. Impairment losses related to an asset group or a set of asset groups are allocated first to reduce the carrying amount of any goodwill allocated to the asset group or set of asset groups, and then to reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, such allocation would not reduce the carrying amount of an asset below the highest of its fair value less costs to sell (if measurable), its present value of expected future cash flows (if determinable) and zero.

Once an impairment loss is recognized, it is not reversed in a subsequent period.

19. Fair value measurement

Unless otherwise specified, the Group measures fair value as follows:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

III. Summary of significant accounting policies and accounting estimates *(continued)*

20. Provisions

A provision is recognized for an obligation related to a contingency if the Group has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows. The increase in the discounted amount of the provision arising from passage of time is recognized as interest expense. Factors pertaining to a contingency such as the risks, uncertainties and time value of money are taken into account as a whole in reaching the best estimate. Where there is a continuous range of possible outcomes for the expenditure required, and each possible outcome in that range is as likely as any other, the best estimate is the mid-point of that range. In other cases, the best estimate is determined according to the following circumstances:

– Where the contingency involves a single item, the best estimate is the most likely outcome.

– Where the contingency involves a large population of items, the best estimate is determined by weighting all possible outcomes by their associated probabilities.

The Group reviews the carrying amount of a provision at the balance sheet date and adjusts the carrying amount to the current best estimate. The estimated liabilities expected to be paid within one year from the balance sheet date are listed as current liabilities.

21. Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group's ordinary activities when the inflows result in increase in shareholders' equity, other than increase relating to contributions from shareholders.

Revenue is recognized when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available to the entity, maximizes the use of observable inputs to estimate the stand-alone selling price.

III. Summary of significant accounting policies and accounting estimates *(continued)*

21. Revenue recognition *(continued)*

For the contract with a warranty, the Group analyses the nature of the warranty provided, if the warranty provides the customer with a distinct service in addition to the assurance that the product complies with agreed-upon specifications, the Group recognizes for the promised warranty as a performance obligation. Otherwise, the Group accounts for the warranty in accordance with the requirements of CAS No.13 – Contingencies.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognizes the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the contract contains a significant financing component, the Group recognizes the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortized using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

– the customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs;

– the customer can control the asset created or enhanced during the Group's performance; or

– the Group's performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognizes revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

III. Summary of significant accounting policies and accounting estimates *(continued)*

21. Revenue recognition *(continued)*

For performance obligation satisfied at a point in time, the Group recognizes revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

– the Group has a present right to payment for the goods or services;

– the Group has transferred physical possession of the goods to the customer;

– the Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

– the customer has accepted the goods or services, etc.

The Group determines whether it is a principal or an agent, depending on whether it obtains control of the specified good or service before that good or service is transferred to a customer. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer, and recognizes revenue in the gross amount of consideration to which it has received (or receivable). Otherwise, the Group is an agent, and recognizes revenue in the amount of any fee or commission to which it expects to be entitled. The fee or commission is the net amount of consideration that the Group retains after paying the other party the consideration, or is the established amount or proportion.

A contract asset is the Group's right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognizes loss allowances for expected credit loss on contract assets (see Note III 9(6)). Accounts receivable is the Group's right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Group's principal activities:

III. Summary of significant accounting policies and accounting estimates *(continued)*

21. Revenue recognition *(continued)*

(1) Sale of goods

Revenue from sale is recognized when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place or customer take delivery of the goods from Group's designated warehouse, and confirmed receipt by customers according to the terms of contract.

The Group provides discounts based on the sales amount, and recognizes revenue based on the contract value exclude expected discounts.

(2) Rendering of overseas shipping services

Revenue from the rendering of overseas shipping services is recognized using the percentage of completion method, with the stage of completion being determined based on proportion of shipping time incurred to date to the estimated total shipping time.

(3) Interest income

Interest income is calculated by the time of lending money and the actual interest rate.

22. Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (e.g., an incremental sales commission). The Group recognizes as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs. Other costs of obtaining a contract are expensed when incurred.

III. Summary of significant accounting policies and accounting estimates *(continued)*

22. Contract costs *(continued)*

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognizes an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

– the costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labor, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

– the costs generate or enhance resources of the Group that will be used in satisfying performance obligations in the future;

– the costs are expected to be recovered.

Assets recognized for the incremental costs of obtaining a contract and assets recognized for the costs to fulfil a contract (the "assets related to contract costs") are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognized in profit or loss for the current period. The Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

The Group recognizes an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

– remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

– the costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

III. Summary of significant accounting policies and accounting estimates *(continued)*

23. Employee benefits

(1) Short term employee benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or accrued at the applicable benchmarks and rates, are recognized as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Employee benefits which are non-monetary benefits are measured at fair value.

(2) Postemployment benefits defined contribution plans

Pursuant to the relevant laws and regulations of the People's Republic of China, the Group participated in a defined contribution basic pension insurance plan in the social insurance system established and managed by government organisations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. Basic pension insurance contributions payable are recognized as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(3) Termination benefits

When the Group terminates the employment with employees before the employment contracts expire, or provides compensation under an offer to encourage employees to accept voluntary redundancy, a provision is recognized with a corresponding expense in profit or loss at the earlier of the following dates:

– When the Group cannot unilaterally withdraw the offer of termination benefits because of an employee termination plan or a curtailment proposal;

– When the Group has a formal detailed restructuring plan involving the payment of termination benefits and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Termination benefits expected to be paid in one year are listed as current liabilities.

III. Summary of significant accounting policies and accounting estimates *(continued)*

24. Government grants

Government grants are nonreciprocal transfers of monetary or nonmonetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve" are dealt with as capital contributions, are not regarded as government grants.

A government grant is recognized when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a nonmonetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is offset against the carrying amount of the related asset or recognized as deferred income and amortized over the useful life of the related asset on a reasonable and systematic manner as other income or non-operating income. A grant that compensates the Group for expenses or losses to be incurred in the future is recognized as deferred income, and included in other income or nonoperating income offset against related expense in the periods in which the expenses or losses are recognized. Or included in other income or non-operating income offset against the related expenses directly. The Group uses the same reporting method for similar government subsidies.

Government subsidies related to daily activities are included in operating profit, while government subsidies unrelated to daily activities are included in non-operating income and expenditure.

III. Summary of significant accounting policies and accounting estimates *(continued)*

25. Specific reserve

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The Group recognizes a safety fund in the specific reserve pursuant to relevant government regulations, with a corresponding increase in the costs of the related products or expenses.

When the safety fund is subsequently used for revenue expenditure, the specific reserve is reduced accordingly. On utilization of the safety fund for fixed assets, the specific reserve is reduced as the fixed assets are recognized, which is the time when the related assets are ready for their intended use; in such cases, an amount that corresponds to the reduction in the specific reserve is recognized in accumulated depreciation with respect to the related fixed assets. As a consequence, such fixed assets are not depreciated in subsequent periods.

26. Income tax

Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination or items recognized directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset only if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and deferred tax liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carried forward to subsequent periods. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is not recognized for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss). Deferred tax is not recognized for taxable temporary differences arising from the initial recognition of goodwill.

III. Summary of significant accounting policies and accounting estimates *(continued)*

26. Income tax *(continued)*

At the balance sheet date, deferred tax is measured based on the tax consequences that would follow from the expected manner of recovery or settlement of the carrying amounts of the assets and liabilities, using tax rates enacted at the balance sheet date that are expected to be applied in the period when the asset is recovered, or the liability is settled.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefits will be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Deferred tax liabilities are recognized for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilized, the corresponding deferred tax assets are recognized.

At the balance sheet date, deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

- the taxable entity has a legally enforceable right to offset current tax liabilities and current tax assets;
- they relate to income taxes levied by the same tax authority on either:
  - the same taxable entity; or
  - different taxable entities which intend either to settle the current tax liabilities and current tax assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or deferred tax assets are expected to be settled or recovered.

III. Summary of significant accounting policies and accounting estimates *(continued)*

27. Leases

A contract is lease if the lessor conveys the right to control the use of an identified asset to lessee for a period of time in exchange for consideration.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

– the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct, but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified;

– the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use;

– the lessee has the right to direct the use of the asset.

For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. However, for the leases of land and buildings in which it is a lessee, the Group has elected not to separate lease components from non-lease components and account for the lease and non-lease components as a single lease component. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note III.21.

III. Summary of significant accounting policies and accounting estimates *(continued)*

27. Leases *(continued)*

(1) As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note III.18.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercised. The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs. The Group will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liability due within one year. Discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate.

A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred.

III. Summary of significant accounting policies and accounting estimates *(continued)*

27. Leases *(continued)*

(1) As a lessee *(continued)*

Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments:

– there is a change in the amounts expected to be payable under a residual value guarantee;

– there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments;

– there is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognizes the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term.

(2) As a lessor

All lease contracts where the Group is a lessor are operating leases.

Lease receipts from operating leases is recognized as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalized and subsequently amortized in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognized as income as they are earned.

III. Summary of significant accounting policies and accounting estimates *(continued)*

28. Hedge accounting

Hedge accounting is a method which recognizes in profit or loss (or other comprehensive income) the gain or loss on the hedging instrument and the hedged item in the same accounting period(s) to represent the effect of risk management.

Hedged items are items that expose the Group to risks of changes in cash flows and that are designated as being hedged and can be reliably measured. The Group's hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated financial instrument whose changes in cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The Group assesses at the inception of a hedging relationship, and on an ongoing basis, whether the hedging relationship meets the hedge effectiveness requirements. A hedging relationship is regarded as having met the hedge effectiveness requirements if all of the following conditions are satisfied:

– There is an economic relationship between the hedged item and the hedging instrument. The economic relationship causes the value of the hedging instrument and the hedged item to move in opposite directions due to the same exposure to the hedged risk;

– The effect of credit risk does not dominate the value changes that result from the economic relationship;

– The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

When a hedging relationship no longer meets the hedge effectiveness requirements due to the hedge ratio, but the risk management objective of the designated hedging relationship remains unchanged, the Group rebalances the hedging relationship. Rebalancing refers to the adjustments made to the designated quantities of the hedged item or the hedging instrument of an already existing hedging relationship for the purpose of maintaining a hedge ratio that complies with the hedge effectiveness requirements.

III. Summary of significant accounting policies and accounting estimates *(continued)*

28. Hedge accounting *(continued)*

The Group discontinues applying hedge accounting in any of the following circumstances:

– The hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting;

– The hedging instrument expires or is sold, terminated or exercised;

– There is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship;

– The hedging relationship no longer meets other criteria for applying hedge accounting.

(1) Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income as a cash flow hedge reserve. The amount of the cash flow hedge reserve is adjusted to the lower of the following (in absolute amounts):

– the cumulative gain or loss on the hedging instrument from inception of the hedge;

– the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The change in the amount of the cash flow hedge reserve is recognized in other comprehensive income in each period.

The portion of the gain or loss on the hedging instrument that is determined to be ineffectiveness is recognized in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the Group removes that amount from the cash flow hedge reserve and includes it in the initial cost or other carrying amount of the asset or liability. This is not a reclassification adjustment and will not affect other comprehensive income.

III. Summary of significant accounting policies and accounting estimates *(continued)*

28. Hedge accounting *(continued)*

(1) Cash flow hedges *(continued)*

For cash flow hedges other than those covered above, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

When the Group discontinues hedge accounting for a cash flow hedge, the amount of the accumulated cash flow hedge reserve recognized in other comprehensive income is accounted for as follows:

– If the hedged future cash flows are still expected to occur, that amount will remain in the cash flow hedge reserve and be accounted for in accordance with the above policy;

– If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

29. Profit distributions

Dividends or profit distributions proposed in the profit appropriation plan, which will be approved after the balance sheet date, are not recognized as a liability at the balance sheet date but are disclosed in the notes separately.

30. Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

III. Summary of significant accounting policies and accounting estimates *(continued)*

31. Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group's internal organization, management requirements and internal reporting system after taking the materiality principle into account. An operating segment is a component of the Group that satisfies all of the following conditions:

– the component is able to earn revenues and incur expenses from its ordinary activities;

– whose operating results are regularly reviewed by the Group's management to make decisions about resources to be allocated to the segment and to assess its performance;

– for which the information on financial position, operating results and cash flows is available to the Group. Two or more operating segments may be aggregated into a single operating segment if the segments have the similar economic characteristics and are same or similar in respect of the nature of each segment's products and services, the nature of production processes, the types or classes of customers for the products and services, the methods used to distribute the products or provide the services, and the nature of the regulatory environment.

Inter-segment revenues are measured on the basis of the actual transaction prices for such transactions for segment reporting. Segment accounting policies are consistent with those for the consolidated financial statements.

32. Significant accounting estimates and judgements

The preparation of the financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates as well as underlying assumptions and uncertainties involved are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

(1) Significant accounting estimates

(a) Accounting estimate of Inventory provision

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

III. Summary of significant accounting policies and accounting estimates *(continued)*

32. Significant accounting estimates and judgements *(continued)*

(1) Significant accounting estimates *(continued)*

(b) Impairment of assets other than inventories and financial assets

As described in Note III.18, at the end of each reporting period, the Group estimates the recoverable amount of an asset or a cash-generating unit ("CGU") (a portion of which related to certain production facilities), at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. If circumstances indicate that the carrying amount of the asset or CGU may not be recoverable, the asset or CGU may be considered "impaired", and an impairment loss may be recognized.

The recoverable amount of assets or CGUs is the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of product sales and operating costs and discount rate. In particular, in determining the value in use of the Group's specific CGUs, significant judgements are required on the accounting estimates which are based on the assumptions relating to product sales growth rates, related costs growth rates and discount rate applied.

(c) Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III. Summary of significant accounting policies and accounting estimates *(continued)*

32. Significant accounting estimates and judgements *(continued)*

(2) Significant accounting judgements

(a) Classification of financial assets

The classification depends on the Group's business model for managing the financial assets and the contractual terms of the cash flows. The Group determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc..

When the Group evaluates whether the contract cash flow of financial assets is consistent with the basic lending arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; Does interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits? For example, does the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract.

33. Changes in significant accounting policies and accounting estimates

(1) Description and reasons of changes in accounting policies

The following accounting standards take effect for annual periods beginning on or after 1 January 2022 and are relevant to the Group:

– CAS Bulletin No.15 (Caikuai [2021] No.35) ('Bulletin No.15') 'About the accounting treatment of external sales of products or by-products produced by enterprises before the fixed assets are ready for their intended use or during the research and development process ('Accounting treatment of trial operation sales');

– Judgment regarding onerous contracts' in Bulletin No.15; and

– Notice on the Adoption of the Accounting Treatment of COVID-19-Related Rent Concessions (Caikuai [2022] No.13)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III. Summary of significant accounting policies and accounting estimates *(continued)*

33. Changes in significant accounting policies and accounting estimates *(continued)*

(1) Description and reasons of changes in accounting policies *(continued)*

(a) Accounting treatment of trial operation sales in Bulletin No.15

According to this regulation, the income and cost of the Group's external sales of products or by-products produced before the fixed assets are ready for their intended use or during the research and development process (hereinafter collectively referred to as "trial operation sales") are accounted for separately and recognized in profit or loss in accordance with CAS No.14 – Revenue and CAS No.1 – Inventory. The net trial operation sales after offsetting the relevant cost will no longer be offset against the cost of fixed assets or R&D expenses.

The above standards take effect on 1 January 2022. The Group has made retrospective adjustments to the trial operation sales that occurred between January 1, 2021 and the date of initial implementation in accordance with the above standards.

The adoption of above standards does not have any significant effect on the financial position or financial performance of the Group.

(b) 'Judgment regarding onerous contracts' in Bulletin No.15

According to this regulation, when the Group judges an onerous contract, the estimated cost of performing the contract shall include the incremental cost of performing the contract and the apportioned amount of other costs directly related to the performance of the contract.

The adoption of this standard does not have any significant effect on the financial position or financial performance of the Group.

(c) Caikuai [2022] No.13

The Accounting Treatment of COVID-19-Related Rent Concessions (Caikuai [2020] No.10) provides a simplified approach to rent concessions under certain conditions directly triggered by the COVID-19 pandemic. According to Caikuai [2022] No.13, for the reduction of lease payments payable after 30 June 2022, the simplified approach of Cai Kuai [2020] No.10 still applies.

The adoption of the above standard does not have any significant effect on the financial position or financial performance of the Group.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

IV. Taxation

Main types of taxes and corresponding tax rates:

Tax type	Tax basis	Tax rate
Corporate income tax (a)	Based on taxable profits	25%
Value-added tax (VAT)	Output VAT is calculated on product sales and taxable services revenue. The basis for VAT payable is to deduct input VAT from the output VAT for the period	5%.6%.9% and 13%
Consumption tax	Based on taxable revenue	Gasoline: RMB2,109.76 per ton; Diesel oil: RMB1,411.20 per ton; Naphtha: RMB2,105.20 per ton; Fuel oil: RMB1,218.00 per ton
Urban maintenance and construction tax	Based on VAT and consumption tax paid	5% and 7%

(a) Pursuant to the 'Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances' (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing. Pursuant to the 'Announcement on the extension of the implementation period of some tax incentives' (Cai Shui [2021] 6) issued by the State Administration of Taxation, the implementation period of Cai Shui [2018] 54 is extended to December 31, 2023.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements

1. Cash at bank and on hand

Item	30 June 2022 (unaudited)	31 December 2021
Deposits with banks	6,668,212	12,498,614
Other monetary funds	3	3
Total	6,668,215	12,498,617

Cash and cash equivalents shown in the cash flow statement:

Item	30 June 2022 (unaudited)	31 December 2021
Deposits with banks	6,668,212	12,498,614
Less: Time deposits (a)	(4,229,562)	(7,386,604)
Ending balance of cash and cash equivalents	2,438,650	5,112,010

(a) As at 30 June 2022, time deposits are 3-year time deposits due within one year, with annual interest rate of 3.85%-4.18%.

As at 31 December 2021, time deposits are time deposits of six months to three years, with annual interest rate of 3.2%-4.2%.

2. Derivative financial assets and derivative financial liabilities

Category	30 June 2022 (unaudited)	31 December 2021
Derivative financial assets		
- Commodity swap contracts	240,953	81,405
Derivative financial Liabilities		
- Commodity swap contracts	–	23,804

As at 30 June 2022 and 31 December 2021, the Group's derivative financial assets are mainly commodity swap contracts.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

3. Financial assets at fair value through profit or loss

	30 June 2022 (unaudited)	31 December 2021
Structured deposits	**1,009,300**	–

As at 30 June 2022, financial assets at fair value through profit or loss are structured deposits with banks, with maturity of 195 days. The contract stipulates that the principal is guaranteed, and the income is linked to the exchange rate of the US dollar against the Japanese yen (as at 31 December 2021: Nil).

4. Accounts receivable

(1) Accounts receivable by customer type are as follows:

Category	30 June 2022 (unaudited)	31 December 2021
Amounts due from related parties (Note VIII.6)	**669,527**	1,091,980
Amounts due from third parties	**69,721**	79,413
Sub-total	**739,248**	1,171,393
Less: Provision for bad and doubtful debts	**(2,150)**	(1,988)
Total	**737,098**	1,169,405

(2) The ageing analysis of accounts receivable is as follows:

Aging	30 June 2022 (unaudited)	31 December 2021
Within 1 year (inclusive)	**737,134**	1,169,279
Over 1 year but within 2 years (inclusive)	**–**	–
Over 2 years but within 3 years (inclusive)	**2,114**	2,114
Total	**739,248**	1,171,393

The ageing is counted starting from the date when accounts receivables are recognized.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

4. Accounts receivable *(continued)*

(3) Accounts receivable by provisioning method

Category	30 June 2022(unaudited)					31 December 2021				
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts		
	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount
Individual assessment	-	-	-	-	-	-	-	-	-	-
Collective assessment	739,248	100	2,150	0.29	737,098	1,171,393	100	1,988	0.17	1,169,405
Total	739,248	100	2,150	0.29	737,098	1,171,393	100	1,988	0.17	1,169,405

(i) As at 30 June 2022, the Group has no balance of individually impaired accounts receivable (as at 31 December 2021: Nil).

(ii) Criteria for collective assessment for the six months ended 30 June 2022 and details:

According to the historical experience of the Group, there are no significant differences in the losses of different customer groups. Therefore, different customer groups are not further distinguished when calculating impairment loss.

(iii) Assessment of ECLs on accounts receivable:

At all times the Group measures the impairment loss for accounts receivable at an amount equal to lifetime ECLs, and the ECLs are based on the number of overdue days and the expected loss rate.

The loss given default is measured based on the actual credit loss experience in the past years, and is adjusted taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime.

(4) Movements of provisions for bad and doubtful debts:

Provisions for bad and doubtful debts	For the six months ended 30 June	
	2022 (unaudited)	2021 (unaudited)
Balance at the beginning	**1,988**	634
Additions during the period	**162**	–
Recoveries or reversals during the period	**–**	–
Balance at the end	**2,150**	634

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

4. Accounts receivable *(continued)*

(5) As at 30 June 2022, Five largest accounts receivable by debtor at the end of the period:

	Amount	Provision	Percent of total amount
Total amount of five largest accounts receivable by debtor of the Group	**680,939**	9	92.11%

(6) Derecognition of accounts receivable due to transfer of financial assets

(i) For the six months ended 30 June 2022, the Group has no accounts receivable derecognized due to transfer of financial assets.

(ii) For the six months ended 30 June 2022, the Group has no accounts receivable that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current year. (For the six months ended 30 June 2021: Nil).

(iii) For the six months ended 30 June 2022, the Group has not written off significant accounts receivable. (For the six months ended 30 June 2021: Nil)

(iv) At 30 June 2022, the Group has no pledged accounts receivable. (31 December 2021: Nil)

5. Receivables under financing

Item	**Note**	**30 June 2022 (unaudited)**	31 December 2021
Bills receivable	(1)	**173,720**	673,295
Accounts receivable	(2)	**506,549**	399,395
Total		**680,269**	1,072,690

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

5. Receivables under financing *(continued)*

(1) Bills receivable

(i) Due to the requirement of cash management, the Group discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2022, the Group classified RMB173,720 thousand bills receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable and accounts receivable (31 December 2021: RMB673,295 thousand).

(ii) The Group has no individually impaired bank acceptance notes, with all provision was accrued by their expected credit loss. As at 30 June 2022 and 31 December 2021, the Group considers no significant credit risk of the bank acceptance notes and the Group has limited exposure to losses arising from banks' breach of contract.

(iii) As at 30 June 2022, the Group had no pledged bank acceptance notes (31 December 2021: Nil).

(iv) As at 30 June 2022, unmatured bills receivable that have been endorsed or discounted by the Group is as follows:

Item	Derecognized	Not derecognized
Bank acceptance notes	639,370	–

As at 30 June 2022, the Group endorsed and discounted the undue bills receivable of RMB639,370 thousand (31 December 2021: RMB464,012 thousand). The Group derecognized such bills receivable, accounts payable to suppliers and short-term loans as a whole by considering that the risks and rewards of ownership of such unmatured bills had been substantially transferred. The Group's continued involvement in the unexpired bills receivable whose overall derecognition is limited to the extent that the issuing bank is unable to settle the amount to the bill holder. The maximum exposure to loss caused by the Group's continued involvement is the amount of outstanding bills receivable endorsed to the supplier of RMB639,370 thousand (31 December 2021: RMB464,012 thousand). The term of the outstanding bills receivable is within one year.

(2) Accounts receivable

(i) The Group's subsidiaries Shanghai Jinshan Trading Corporation Limited("JMGJ") and Shanghai Jinmao International Trading Corporation Limited ("Jinmao International") derecognized part of the accounts receivable for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receivable management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2022, the Group classified RMB506,549 thousand third party accounts receivable of subsidiaries to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable and accounts receivable (31 December 2021, RMB399,395 thousand).

(ii) The analysis of accounts receivable derecognized due to the transfer of financial assets is as follows:

For the six months ended 30 June 2022, the Group's subsidiaries JMGJ and Jinmao International derecognized RMB166,343 thousand-yuan accounts receivable due to the non-recourse forfaiting. (31 December 2021: RMB254,915 thousand).

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

6. Prepayments

(1) Prepayments by category:

Item	30 June 2022 (unaudited)	31 December 2021
Amounts advance to related parties (Note VIII.6)	**7,258**	34,220
Amounts advance to third parties	**35,859**	26,357
Total	**43,117**	60,577

(2) The ageing analysis of prepayments is as follows:

Aging	30 June 2022(unaudited)		31 December 2021	
	Amount	Percentage	Amount	Percentage
Within 1 year (inclusive)	**43,117**	**100%**	60,577	100%

The ageing is counted starting from the date when prepayments are recognized.

(3) As at 30 June 2022, the total amount of the top five prepayments to suppliers are summarised as follows:

	Amount	Percentage of total advances to suppliers
Total amount of the top five prepayments to suppliers	39,156	90.81%

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

7. Other receivables

	Note	**30 June 2022 (unaudited)**	31 December 2021
Amounts due from related parties	Note VIII.6	**110,326**	61,131
Amounts due from third parties		**86,725**	47,737
Sub-total		**197,051**	108,868
Less: Provision for bad and doubtful debts		**(4,865)**	(140)
Total		**192,186**	108,728

(a) The ageing analysis is as follows:

Aging	**30 June 2022 (unaudited)**	31 December 2021
Within 1 year (inclusive)	**196,578**	108,701
Over 1 year but within 2 years (inclusive)	**334**	28
Over 2 years but within 3 years (inclusive)	**–**	–
Over 3 years	**139**	139
Total	**197,051**	108,868

The ageing is counted starting from the date when other receivables are recognized.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

7. Other receivables *(continued)*

(b) Others by provisioning method:

Category	30 June 2022					31 December 2021				
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts		
	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount
Individual assessment	4,725	2	(4,725)	100.00	-	–	–	–	–	–
Collective assessment	192,326	98	(140)	0.07	192,186	108,868	100	(140)	0.13	108,728
Total	197,051	100	(4,865)	2.47	192,186	108,868	100	(140)	0.13	108,728

(c) Movements of provisions for bad and doubtful debts

	Stage 1					Stage 3		
	12-month ECL (collective)		12-month ECL (individual)		Sub-total	Lifetime ECL – Credit impaired		Total
	Book value	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts
Balance at 31 December 2021	108,729	(1)	–	–	(1)	139	(139)	(140)
Additions during the period	–	–	–	–	–	4,725	(4,725)	(4,725)
Recoveries or reversals during the period	–	–	–	–	–	–	–	–
Balance at 30 June 2022	192,187	(1)	-	-	(1)	4,864	(4,864)	(4,865)

As at 30 June 2022 and 31 December 2021, the Group has no other receivables under Stage 2.

(i) For the six months ended 30 June 2022, the Group has no other receivables that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current year. (For the six months ended 30 June 2021: Nil)

(ii) For the six months ended 30 June 2022, the Group has not written off significant other receivables. (For the six months ended 30 June 2021: Nil).

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

7. Other receivables *(continued)*

(d) Others categorised by nature

Nature of other receivables	**30 June 2022 (unaudited)**	31 December 2021
Export tax rebate	**68,087**	35,665
Amounts due from related parties	**110,326**	61,131
Rent receivable	**8,800**	17
Water, electricity and gas charges receivable	**392**	86
Others	**9,446**	11,969
Sub-total	**197,051**	108,868
Less: Provision for bad and doubtful debts	**(4,865)**	(140)
Total	**192,186**	108,728

(e) Five largest others-by debtors as at 30 June 2022

Name	Nature of the receivable	Balance at the end of the year	Ageing	Percentage of ending balance of others (%)	Ending balance of provision for bad and doubtful debts
China International United Petroleum and Chemicals Co., Ltd.	Current account	93,659	Within 1 year (inclusive)	48%	–
State Administration of Taxation, Shanghai Jinshan	Export tax rebate	68,087	Within 1 year (inclusive)	35%	–
Linde-SPC Gases Company Limited	Current account	8,298	Within 1 year (inclusive)	4%	–
Shanghai Jinshan Petrochemical Logistics Co., Ltd.	Current account	4,164	Within 1 year (inclusive)	2%	–
Sinopec Catalyst Co., Ltd. Precious Metals Branch	Current account	3,686	Within 1 year (inclusive)	1%	–
Total		177,894		90%	–

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

8. Inventories

(1) Inventories by categories are as follows:

	30 June 2022 (unaudited)			31 December 2021		
Inventories by categories	Book value	Provision for impairment of inventories	Carrying amount	Book value	Provision for impairment of inventories	Carrying amount
Raw materials	4,143,637	(20,080)	4,123,557	4,391,555	(13,406)	4,378,149
Work in progress	817,116	(72,693)	744,423	795,791	(105,450)	690,341
Finished goods	1,594,699	(121,996)	1,472,703	709,990	(45,950)	664,040
Spare parts and consumables	265,477	(58,461)	207,016	249,456	(58,461)	190,995
Total	6,820,929	(273,230)	6,547,699	6,146,792	(223,267)	5,923,525

The balance of inventories of the Group does not include the capitalized interest at 30 June 2022 (31 December 2021: Nil).

The Group has no inventory for guarantee as at 30 June 2022 (31 December 2021: Nil).

(2) Provision for impairment of inventories is analysed as follows:

Inventories by categories	1 January 2022	Increases during the year	Decreases during the year	**30 June 2022 (unaudited)**
Raw materials	13,406	6,674	–	**20,080**
Work in progress	105,450	77,873	(110,630)	**72,693**
Finished goods	45,950	93,230	(17,184)	**121,996**
Spare parts and consumables	58,461	–	–	**58,461**
Total	223,267	177,777	(127,814)	**273,230**

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

8. Inventories *(continued)*

(3) Provision for impairment of inventories are analysed as follows:

Inventories by categories	Basis for determining net realizable value	Main reasons for reversal/write-off
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Not applicable
Work in progress	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Sold in current year
Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current year
Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Used for repair and sold in current year

9. Other current assets

Item	**30 June 2022 (unaudited)**	31 December 2021
Entrusted loan (a)	**150,000**	–
VAT deductible	**373,956**	13,322
Corporate income tax prepaid	**54,173**	–
Others	**4,007**	4,007
Total	**582,136**	17,329

(a) In January 2022, the Group provided an entrusted loan to Shanghai Jinshan Baling New Materials Co., Ltd. ("Baling Materials") through Sinopec Finance with a total loan amount of RMB300,000 thousand for styrene thermoplastics elastomeric project funds with a loan term of 6 months and an annual interest rate of 3.80%. For the six months ended 30 June 2022, the Group has granted entrusted loans of RMB150,000 thousand.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

10. Long-term equity investments

	Note	**30 June 2022 (unaudited)**	31 December 2021
Joint ventures	(1)	**333,569**	276,043
Associates	(2)	**3,386,338**	3,941,237
Sub-total		**3,719,907**	4,217,280
Less: Provision for impairment			
– Joint ventures		**–**	–
– Associates		**(28,392)**	(28,392)
Total		**3,691,515**	4,188,888

(1) Joint ventures

Investee	31 December 2021	Beginning balance of impairment provision	Current period movement: Additional/ (negative) investment	Investment income recognized under equity method	Cash dividends declared in current year	Impairment provision	**30 June 2022 (unaudited)**	Ending balance of impairment provision
Joint venture of the Company								
Shanghai Jinshan Baling New Material Co., Ltd.("Baling Materials")	50,000	–	50,000	–	–	–	**100,000**	–
Joint ventures of subsidiaries								
Shanghai Petrochemical Equipment Inspection and Testing Co., Ltd. ("Inspection and Testing company")	10,100	–	–	592	–	–	**10,692**	–
Shanghai Petrochemical Yangu Gas Development Company Limited ("Yangu Gas")	49,919	–	–	199	–	–	**50,118**	–
Linde-SPC Gases Company Limited ("Linde"), formerly known as "BOC-SPC Gases Company Limited")	166,024	–	–	17,935	(11,200)	–	**172,759**	–
Total	276,043	–	50,000	18,726	(11,200)	–	**333,569**	–

Interests in joint ventures, refer to Note VI.2.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

10. Long-term equity investments *(continued)*

(2) Associates

			Current period movement							
Investee	31 December 2021	Beginning balance of impairment provision	Additional/ (negative) investment	Investment income/(loss) recognized under equity method	Cash dividends declared in current year	Impairment provision	Change in other equity	Others	**30 June 2022 (unaudited)**	Ending balance of impairment provision
Associates of the Company										
Shanghai Secco	1,270,351	–	–	(132,608)	(554,438)	–	3,860	–	**587,165**	–
Shanghai Chemical Industry Park Development Company Limited ("Chemical Industry")	2,123,586	–	–	79,262	–	–	(22,558)	–	**2,180,290**	–
Associates of subsidiaries										
Shanghai Jinsen Hydrocarbon Resins Company Limited ("Jinsen")(Note 1)	44,581	(28,392)	–	(6,561)	–	–	–	–	**38,020**	(28,392)
Shanghai Azbil Automation Company Limited ("Azbil")	68,567	–	–	2,060	–	–	–	–	**70,627**	–
Shanghai Shidian Energy Company Limited ("Shidian Energy")	334,073	–	80,000	5,754	–	–	–	–	**419,827**	–
CRRC Forming Technology (Qingdao) Co., Ltd. ("CRRC forming")	26,000	–	–	109	–	–	–	–	**26,109**	–
Others	74,079	–	–	721	(10,500)	–	–	–	**64,300**	–
Total	3,941,237	(28,392)	80,000	(51,263)	(564,938)	–	(18,698)	–	**3,386,338**	(28,392)

Interests in associates, refer to Note VI.2.

Note 1: During the year ended 31 December 2021, the Group reviewed the carrying value of the Group's associate and joint ventures. The entire carrying amount of the interests in an associate is tested for impairment in accordance with CAS 8 Impairment of Assets as a single asset by comparing its recoverable amount with its carrying amount. Since the recoverable amount of investment in an associate Jinsen is lower when compared with its carrying amount, impairment loss amounting to RMB28,392 thousand is recognized during the year ended 31 December 2021.

The recoverable amount of the investment in an associate was based on its fair value less costs to sell. The fair value was determined by reference to the actual price at which another shareholder of Jinsen sold its equity interest in fiscal 2021.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

11. Investment properties

	Buildings
Cost	
31 December 2021	626,414
Decrease during the period	
– Transfer out to fixed assets (Note V.12)	(47)
30 June 2022 (unaudited)	626,367
Accumulated depreciation	
31 December 2021	274,226
Additions during the period	
– Charge for current period	7,661
Decrease during the period	
– Transfer out to fixed assets (Note V.12)	(45)
30 June 2022 (unaudited)	281,842
Carrying amount	
30 June 2022 (unaudited)	344,525
31 December 2021	352,188

For the six months ended 30 June 2022, the depreciation amount of investment properties is RMB7,661 thousand without provision for impairment (for the six months ended 30 June 2021, depreciation amount is RMB7,663 thousand without provision for impairment).

As at 30 June 2022 and 31 December 2021 the Group had no investment properties pending certificates of ownership.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

12. Fixed assets

(1) Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost				
31 December 2021	3,876,070	43,772,938	1,996,930	49,645,938
Reclassification in current period	9,088	(47,399)	38,311	–
Increase in current period				
– Purchase	–	41,480	18,463	59,943
– Transfer from CIP (Note V.13)	10,585	117,279	31,812	159,676
– Transfer from investment properties	47	–	–	47
Decrease in current period				
– Disposal	(15)	(140,900)	(39,626)	(180,541)
30 June 2022 (unaudited)	3,895,775	43,743,398	2,045,890	49,685,063
Accumulated depreciation				
31 December 2021	2,696,773	32,669,993	1,512,782	36,879,548
Reclassification in current period	2,201	(11,326)	9,125	–
Increase in current period				
– Charge for current period	44,300	611,668	61,250	717,218
– Transfer from investment properties	45	–	–	45
Decrease in current period				
– Disposal	(15)	(124,498)	(38,368)	(162,881)
30 June 2022 (unaudited)	2,743,304	33,145,837	1,544,789	37,433,930
Provision for impairment				
31 December 2021	80,718	1,348,640	8,967	1,438,325
Reclassification in current period	2,146	(2,202)	56	–
Increase in current period				
– Charge for current period	–	–	–	–
Decrease in current period				
– Disposals during current period	–	(1,985)	–	(1,985)
30 June 2022 (unaudited)	82,864	1,344,453	9,023	1,436,340
Carrying amount				
30 June 2022 (unaudited)	1,069,607	9,253,108	492,078	10,814,793
31 December 2021	1,098,579	9,754,305	475,181	11,328,065

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

12. Fixed assets *(continued)*

(2) For the six months ended 30 June 2022, the group didn't recognize impairment loss on fixed assets. As at 30 June 2022, the impairment loss on fixed assets was RMB1,436,340 thousand.

(3) As at 30 June 2022, the cost of temporarily idle fixed assets was RMB3,903,073 thousand, the accumulated depreciation was RMB3,175,305 thousand, related impairment provision was RMB550,699 thousand and the carrying amount of these assets was RMB177,069 thousand (31 December 2021: the cost of temporarily idle fixed assets was RMB3,553,001 thousand, accumulated depreciation was RMB2,867,318 thousand, related impairment provision was RMB552,580 thousand, and the carrying amount of these assets was RMB133,103 thousand, respectively).

For the six months ended 30 June 2022, amount of RMB159,676 thousand was transferred from construction in progress to fixed assets. (for the six months ended 30 June 2021: RMB687,557 thousand).

(4) As at 30 June 2022, the carrying amount of fixed assets leased out under operating leases was RMB57,310 thousand (31 December 2021: RMB54,366 thousand).

(5) As at 30 June 2022 and 31 December 2021, the Group had no fixed assets pending certificates of ownership.

13. Construction in progress

(1) Construction in progress

	30 June 2022 (unaudited)			31 December 2021		
	Original cost	**Provision for impairment**	**Carrying amount**	Original cost	Provision for impairment	Carrying amount
Construction in progress	**4,064,892**	**(24,486)**	**4,040,406**	3,317,663	(24,486)	3,293,177

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

13. Construction in progress *(continued)*

(2) The movement of the Group's major construction in progress is listed as follows:

Project	Budget	31 December 2021	Increase during the period	Transfer to fixed Assets (Note V.12)	Disposal during the period	30 June 2022 (unaudited)	Percentage of actual cost to budget	Project progress	Accumulative capitalized interest	Capitalized interest in current period	Interest rate for capitalization in current period	Sources of funding
24000 T/A precursor fiber and 12000 T/a 48K large tow carbon fiber project	3,489,638	1,279,999	604,470	-	-	**1,884,469**	54.00%	54.00%	18,971	7,188	2.13%	own funds and borrowings
100,000 tons/year EVA production equipment	1,131,520	257,853	-	-	-	**257,853**	22.79%	22.79%	1,081	-	-	own funds and borrowings
Shanghai Petrochemical third circuit 220KV power supply line project	507,120	374,487	2,028	-	-	**376,515**	75.40%	75.40%	2,028	2,028	2.13%	own funds and borrowings
2# 3# aromatics joint unit energy saving renovation	954,240	29,940	-	-	(2,795)	**27,145**	2.84%	2.84%	-	-	-	own funds
Management project of hidden danger of seawall safety	256,118	172,057	-	-	-	**172,057**	67.18%	67.18%	1,104	-	-	own funds and borrowings
Centralized control relocation and reconstruction project of No.5 and No.6 units of thermal power department	37,930	1,827	661	(2,488)	-	**-**	88.67%	88.67%	-	-	-	own funds
Optimization project of turbine control system of olefin Department	76,320	46,000	-	-	-	**46,000**	60.27%	60.27%	-	-	-	own funds
Oil cleaning project	781,657	1,423	-	-	-	**1,423**	99.53%	99.53%	-	-	-	own funds
T-121~1 of Shanghai petrochemical storage and transportation department, Jinshan Area environmental comprehensive improvement	156,259	70,000	303	-	-	**70,303**	44.99%	44.99%	-	-	-	own funds
Energy saving and reliability of No.5 and No.6 boilers of coal power unit energy consumption compliance of cogeneration department	80,150	53,000	3,898	-	-	**56,898**	70.99%	70.99%	-	-	-	own funds
Energy-saving optimization and improvement project of cracked gasoline hydrogenation unit	63,681	1,356	603	(1,959)	-	**-**	74.55%	74.55%	-	-	-	own funds
Shanghai petrochemical ethylene glycol product structure optimization and hazardous waste reduction project	70,333	41,465	123	-	-	**41,588**	59.13%	59.13%	-	-	-	own funds
100-ton high performance carbon fiber plant	566,183	166,668	54,026	-	-	**220,694**	38.98%	38.98%	1,561	1,561	2.13%	own funds and borrowings
2×CC100 Turbine (No.5, No.6) for Coal Power Unit Energy Consumption Compliance	93,260	31,000	3,557	-	-	**34,557**	37.05%	37.05%	-	-	-	own funds
Rectification project of hidden danger of oil and gas connection in the storage tank of the olefin department	24,497	11,412	617	(12,029)	-	**-**	49.10%	49.10%	-	-	-	own funds
Controlling room project of 1#, 2#, 3#, 4# refining combined unit of oil refining department	97,689	-	37,862	-	-	**37,862**	38.76%	38.76%	-	-	-	own funds
Shanghai petrochemical test line project of aviation carbon fibre reinforced thermoplastic composite material	87,682	-	15,458	-	-	**15,458**	17.63%	17.63%	-	-	-	own funds
Aromatics unit low temperature heat comprehensive utilization (phase I) project	76,237	34,740	3,731	-	-	**38,471**	50.46%	50.46%	-	-	-	own funds

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

13. Construction in progress *(continued)*

(2) The movement of the Group's major construction in progress is listed as follows: *(continued)*

Project	Budget	31 December 2021	Increase during the period	Transfer to fixed Assets (Note V.12)	Disposal during the period	**30 June 2022 (unaudited)**	Percentage of actual cost to budget	Project progress	Accumulative capitalized interest	Capitalized interest in current period	Interest rate for capitalization in current period	Sources of funding
Rectification project of hidden danger in central control room of olefin Department	44,298	2,488	16,152	-	-	**18,640**	42.08%	42.08%	-	-	-	own funds
Oil refining department upgrading project of high-pressure air-cooling materials for medium pressure hydrocracking unit	32,829	-	15,941	-	-	**15,941**	48.56%	48.56%	-	-	-	own funds
Carbon fibre testing energy efficiency project for improving quality management center	27,304	-	10,580	-	-	**10,580**	38.75%	38.75%	-	-	-	own funds
Heat and power department equipment renewal	-	43,761	-	(10,245)	-	**33,516**	-	-	-	-	-	own funds
Oil refining department equipment renewal	-	52,295	9,864	-	-	**62,159**	-	-	-	-	-	own funds
Utility department equipment renewal (Oil refining segment)	-	34,471	207	-	-	**34,678**	-	-	-	-	-	own funds
Other projects	-	611,421	131,559	(132,955)	(1,940)	**608,085**	-	-	-	-	-	own funds
Sub-total	-	3,317,663	911,640	(159,676)	(4,735)	**4,064,892**	-	-	24,745	10,777	2.13%	
Less: Provision for impairment	-	(24,486)	-	-	-	**(24,486)**	-	-	-	-	-	
Total	-	3,293,177	911,640	(159,676)	(4,735)	**4,040,406**	-	-	24,745	10,777	2.13%	

For the six months ended 30 June 2022, the capitalized interest of the Group is RMB10,777 thousand (for the six months ended 30 June 2021: RMB3,588 thousand).

As at 30 June 2022 and 31 December 2021, the balance of the impairment provision for the Group's construction in progress was for the long-term suspended energy saving transformation of No. 2 and No. 3 aromatics combined plant with the amount of RMB24,486 thousand.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

14. Right-of-use assets

Item	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost				
31 December 2021	37,058	1,307	2,736	41,101
Increase in current period	22,662	264	643	23,569
Decrease in current period	(23,163)	–	–	(23,163)
30 June 2022 (unaudited)	36,557	1,571	3,379	41,507
Accumulated depreciation				
31 December 2021	33,770	682	1,770	36,222
Increase in current period	6,741	277	590	7,608
Decrease in current period	(23,020)	–	–	(23,020)
30 June 2022 (unaudited)	17,491	959	2,360	20,810
Carrying amount				
30 June 2022 (unaudited)	19,066	612	1,019	20,697
31 December 2021	3,288	625	966	4,879

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

15. Intangible assets

Intangible assets situation

	Land-use rights	Other intangible assets	Total
Cost			
31 December 2021	785,567	100,193	885,760
Increase in current period			
– Purchase	–	–	–
Disposal in current period	–	–	–
30 June 2022 (unaudited)	785,567	100,193	885,760
Accumulated amortization			
31 December 2021	404,803	88,349	493,152
Charge for current period	8,522	1,462	9,984
Disposal in current period	–	–	–
30 June 2022 (unaudited)	413,325	89,811	503,136
Carrying amount			
30 June 2022 (unaudited)	372,242	10,382	382,624
31 December 2021	380,764	11,844	392,608

As at 30 June 2022 and at 31 December 2021, the Group had no land-use right without property right certificate.

As at 30 June 2022 and at 31 December 2021, the Group has no intangible assets formed through internal research and development.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

16. Long-term deferred expenses

Item	31 December 2021	Increase during the period	Amortization during the period	**30 June 2022 (unaudited)**
Catalysts	769,491	144,381	(133,955)	**779,917**
Lease holding improvements	5,660	–	(555)	**5,105**
Others	812	–	(153)	**659**
Less: Provision for impairment	–	–	–	**–**
Total	775,963	144,381	(134,663)	**785,681**

17. Deferred tax assets and deferred tax liabilities

(1) Deferred tax assets before offsetting

	30 June 2022 (unaudited)		31 December 2021	
Item	**Deductible temporary differences and deductible losses**	**Deferred tax assets**	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts	**7,014**	**1,754**	2,127	532
Provision for inventory	**273,230**	**68,307**	223,267	55,817
Provision for impairment of fixed assets	**1,406,372**	**351,593**	1,408,357	352,089
Provision for impairment of construction in progress	**24,486**	**6,122**	24,486	6,122
Accrued expenses	**386,826**	**96,706**	300,013	75,003
Deductible loss	**377,199**	**94,300**	–	–
Other deferred tax assets	**27,018**	**6,754**	28,700	7,175
Total	**2,502,145**	**625,536**	1,986,950	496,738

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

17. Deferred tax assets and deferred tax liabilities *(continued)*

(2) Deferred tax liabilities before offsetting

Item	**30 June 2022 (unaudited)**		31 December 2021	
	Taxable temporary differences	**Deferred tax liabilities**	Taxable temporary differences	Deferred tax liabilities
Capitalized interest	**(5,442)**	**(1,361)**	(5,873)	(1,468)
Difference in fixed assets depreciation and intangible assets amortization	**(1,537,457)**	**(384,364)**	(1,320,280)	(330,071)
Derivative financial instruments	**(250,253)**	**(62,563)**	(57,600)	(14,400)
Total	**(1,793,152)**	**(448,288)**	(1,383,753)	(345,939)

(3) Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analysed as follows:

Item	**30 June 2022 (unaudited)**	31 December 2021
Deductible temporary differences	**29,969**	29,969
Deductible losses	**396,998**	350,574
Total	**426,967**	380,543

In accordance with the accounting policy set out in Note III.26, it is unlikely that some of the Group's subsidiaries will obtain sufficient future taxable profits to be used to offset the deductible temporary differences and deductible losses. Therefore, the Group has not recognized deferred income tax assets for the deductible temporary differences and deductible losses of the following subsidiaries. Under current tax law, these deductible losses expire between 2023 and 2028.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

17. Deferred tax assets and deferred tax liabilities *(continued)*

(3) Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analysed as follows: *(continued)*

The breakdown of deductible losses by subsidiaries is as follows:

Name of subsidiaries	**30 June 2022 (unaudited)**	31 December 2021
Shanghai Petrochemical Investment Development Company Limited ("Toufa")	**89,355**	71,113
Shanghai Jinchang Engineering Plastics Company Limited ("Jinchang")	**80,279**	67,585
Shanghai Jinshan Hotel Company Limited ("Jinshan Hotel")	**18,845**	21,717
Zhejiang Jinlian Petrochemical Storage and Transportation Co. LTD. ("Jinlian")	**208,519**	190,159
Total	**396,998**	350,574

(4) Deductible losses that are not recognized as deferred tax assets will expire in the following years:

Year	**30 June 2022 (unaudited)**	31 December 2021
2022	**62,459**	65,331
2023	**66,965**	66,965
2024	**91,901**	91,901
2025	**41,475**	41,475
2026	**95,144**	84,902
2027	**39,054**	–
Total	**396,998**	350,574

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

17. Deferred tax assets and deferred tax liabilities *(continued)*

(5) The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2022 (unaudited)		31 December 2021	
Item	**Offsetting amount of deferred tax assets and deferred tax liabilities**	**Deferred tax assets – net**	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets – net
Deferred tax assets	**(416,341)**	**209,195**	(312,595)	184,143
Deferred tax liabilities	**416,341**	**(31,947)**	312,595	(33,344)

18. Other non-current assets

Item	**30 June 2022 (unaudited)**	31 December 2021
Time deposit	**5,432,203**	5,581,435
Investment security deposits	**53,500**	–
Total	**5,485,703**	5,581,435

As at 30 June 2022, other non-current assets of the Group is three-year or five-year time deposit with interest rate range from 3.55% to 4.20% per annum (31 December 2021: from 3.45% to 4.20% per annum).

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

19. Provision for assets impairment

	31 December 2021	Increase	Decrease			**30 June 2022 (unaudited)**
			Reverse	Sold	Written-off	
Provision for accounts receivable (Note V.4)	1,988	162	–	–	–	**2,150**
Provision for other receivable (Note V.7)	140	4,725	–	–	–	**4,865**
Sub-total	2,128	4,887	–	–	–	**7,015**
Provision for inventory (Note V.8)	223,267	177,777	–	(127,814)	–	**273,230**
Provision for fixed assets (Note V.12)	1,438,325	–	–	–	(1,985)	**1,436,340**
Provision for CIP (Note V.13)	24,486	–	–	–	–	**24,486**
Impairment loss of investments accounted for using equity method (note V.10)	28,392	–	–	–	–	**28,392**
Sub-total	1,714,470	177,777	–	(127,814)	(1,985)	**1,762,448**
Total	1,716,598	182,664	–	(127,814)	(1,985)	**1,769,463**

20. Short-term loans

Item	Currency	**30 June 2022 (unaudited)**	31 December 2021
Credit loans			
– bank loans	RMB	**2,040,000**	1,540,000

As at 30 June 2022, the interest rate of short-term loans ranged from 2.6% to 3.5% per annum (31 December 2021: from 2.70% to 3.70% per annum).

As at 30 June 2022 and 31 December 2021, there was no short-term loans which are due but have not been repaid.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

21. Bills payable

Item	**30 June 2022 (unaudited)**	31 December 2021
Bank acceptance notes	**152,564**	830,006

The bills above are all due within one year.

22. Accounts payable

Item	**30 June 2022 (unaudited)**	31 December 2021
Amount due to related parties (Note VIII.6)	**1,839,123**	4,361,173
Amount due to third parties	**2,166,862**	1,527,706
Total	**4,005,985**	5,888,879

As at 30 June 2022 and 31 December 2021, there was no individually significant accounts payable aged over one year.

23. Contract liabilities

Item	**30 June 2022 (unaudited)**	31 December 2021
Advance from related parties (Note VIII.6)	**3,869**	6,275
Advance from third parties	**371,143**	424,607
Total	**375,012**	430,882

As at 30 June 2022 and 31 December 2021, there was no individually significant contract liabilities aged over one year.

Contract liabilities primarily relate to the Group's advances from product sales contracts. The Group receives 100% of the contract consideration as advances when entering into the contract with customers. The revenue related to the contracts will be recognized until the Group satisfies its performance obligation.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

23. Contract liabilities *(continued)*

Changes in the contract liabilities of the Group are as follows:

	30 June 2022 (unaudited)	30 June 2021 (unaudited)
Balance at the beginning of the period	**430,882**	496,521
Revenue recognized that was included in the contract liability balance at the beginning of the period	**(409,218)**	(496,521)
Net increase due to cash received during the period	**353,348**	279,900
Balance at the end of the period	**375,012**	279,900

24. Employee benefits payable

(1) Employee benefits payable:

	Note	**30 June 2022 (unaudited)**	31 December 2021
Short-term employee benefits	(2)	**528,247**	235,593
Post-employment benefits – defined contribution plans	(3)	**23,815**	24,503
Total		**552,062**	260,096

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

24. Employee benefits payable *(continued)*

(2) Short-term employee benefits

	31 December 2021	Increase in current period	Decrease in current period	**30 June 2022 (unaudited)**
Salaries, bonuses, allowances	214,250	1,112,037	(818,896)	**507,391**
Staff welfare	3,569	121,521	(121,521)	**3,569**
Social insurances	17,060	113,770	(114,234)	**16,596**
Including: Medical insurance	14,091	84,650	(85,036)	**13,705**
Work injury insurance	1,488	8,881	(8,923)	**1,446**
Maternity insurance	1,481	8,907	(8,943)	**1,445**
Supplementary medical insurance	–	11,332	(11,332)	**–**
Housing funds	8	106,416	(106,418)	**6**
Termination benefits	–	8,251	(8,251)	**–**
Labour union fee, staff and workers' education fee	706	22,159	(22,180)	**685**
Non-monetary benefits	–	48,725	(48,725)	**–**
Others	–	21,239	(21,239)	**–**
Total	235,593	1,554,118	(1,261,464)	**528,247**

(3) Post-employment benefits- defined contribution plans

	31 December 2021	Increase in current period	Decrease in current period	**30 June 2022 (unaudited)**
Basic pensions	23,760	142,543	(143,211)	**23,092**
Unemployment insurance	743	4,455	(4,475)	**723**
Supplemental basic pensions	–	77,810	(77,810)	**–**
Total	24,503	224,808	(225,496)	**23,815**

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

24. Employee benefits payable *(continued)*

(3) Post-employment benefits- defined contribution plans *(continued)*

In addition, pursuant to the document "Order of the Ministry of Labour and Social Security No.20" dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the six months ended 30 June 2022, the Group's contribution to the above two plans amounted to RMB142,543 thousand and RMB77,810 thousand respectively (For the six months ended 30 June 2021: RMB132,963 thousand and RMB75,021 thousand respectively).

25. Taxes payable

	30 June 2022 (unaudited)	31 December 2021
Consumption tax payable	**41,526**	3,195,865
Value-added tax payable	**7,791**	325,986
Educational surcharge payable	**4,212**	59,865
Urban maintenance and construction tax payable	**5,825**	156,261
Corporate income tax payable	**5,994**	258,466
Land-use tax payable	**1,082**	12,149
Individual income tax payable	**4,098**	43,303
Others	**9,177**	18,768
Total	**79,705**	4,070,663

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

26. Other payables

	30 June 2022 (unaudited)	31 December 2021
Dividends payable on ordinary shares	**1,124,392**	30,577
Amounts due to related parties	**500,852**	281,669
Amounts due to third parties	**964,810**	974,818
Total	**2,590,054**	1,287,064

(1) As at 30 June 2022, there are no other payables that are individually significant aged over 1 year except unpaid project guaranty deposit.

(2) Other payables by categories are analysed as follows:

Item	30 June 2022 (unaudited)	31 December 2021
Accrued expenses	**552,070**	400,391
Equipment project payables	**348,350**	487,283
Amounts due to related parties	**500,852**	281,669
Dividends payable on ordinary shares of related parties	**553,880**	–
Dividends payable on ordinary shares of third parties	**570,512**	30,577
Withholding social insurance	**16,006**	16,630
Sales discount	**9,517**	22,017
Warranty payable	**4,572**	2,075
Deposits	**4,671**	9,120
Others	**29,624**	37,302
Total	**2,590,054**	1,287,064

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

27. Non-current liabilities due within one year

	30 June 2022 (unaudited)	31 December 2021
Lease liabilities due within one year (Note V.30)	9,894	3,229
Long-term loans due within 1 year	19,600	19,800
Total	29,494	23,029

28. Other current liabilities

Item	30 June 2022 (unaudited)	31 December 2021
Short-term bonds	1,509,581	–
Amounts due to related parties – measured at fair value through profit or loss (FVPL) (Note VIII.6)	1,234,862	1,388,286
Output VAT to be transferred	44,739	53,034
Total	2,789,182	1,441,320

(1) Short-term bonds:

Debenture	Face value	Issuance date	Maturity period	Issuance amount	Issuance rate	Balance at the beginning of the period	Issuance during the period	Interest at face value	Amortization of discounts or premium	Repayment during the period	Balance at the end of the period
22 Shanghai Petrochemical SCP001	RMB100	18 January 2022	120 days	1,500,000	2.35%	–	1,500,000	11,589	–	1,511,589	-
22 Shanghai Petrochemical SCP002	RMB100	7 March 2022	120 days	1,500,000	2.01%	–	1,500,000	9,581	–	–	1,509,581
Total				3,000,000		–	3,000,000	21,170	–	1,511,589	1,509,581

(2) Amounts due to related parties – measured at fair value through profit or loss (FVPL)

Amounts due to related parties – measured at FVPL represents the obligation that the Group needs to return the crude oil to its related party with maturity of less than 1 year, which is measured at fair value through profit or loss.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

29. Long-term loans

	Currency	**30 June 2022 (unaudited)**	31 December 2021
Credit loans			
– Long-term borrowing from a related party(Note VIII.6)	RMB	**700,000**	700,000

The interest rate of the Group's long-term borrowings was 1.08% as at 30 June 2022 (31 December 2021: 1.08%).

30. Lease liabilities

	30 June 2022 (unaudited)	31 December 2021
Lease liabilities	**20,244**	4,613
Less: Non-current liabilities due within one year (Note V.27)	**(9,894)**	(3,229)
Total	**10,350**	1,384

31. Deferred income

Item	31 December 2021	Increase in current period	Decrease in current period	**30 June 2022 (unaudited)**	Cause
Government grants	112,720	12,200	(5,000)	**119,920**	related to assets

Liability Items	31 December 2021	Increase	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non-operating income	Deduct from non-operating expense	**30 June 2022 (unaudited)**	Related to assets/ income
Investment subsidy for Chemical Industry	100,000	-	-	-	-	-	(5,000)	-	**95,000**	related to assets
Others	12,720	12,200	-	-	-	-	-	-	**24,920**	related to assets
Total	112,720	12,200	-	-	-	-	(5,000)	-	**119,920**	

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

32. Share capital

		Increase or decrease in current period					
	31 December 2021	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Sub-total	**30 June 2022 (unaudited)**
Non-restricted Shares							
Ordinary A shares listed in PRC	7,328,814	–	–	–	–	–	**7,328,814**
Foreign investment H shared listed overseas	3,495,000	–	–	–	–	–	**3,495,000**
Total	10,823,814	–	–	–	–	–	**10,823,814**

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering ("IPO") in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993 and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

32. Share capital *(continued)*

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the 'Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited' issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of 'Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)' ("the share segregation reform resolution") which was published by the Company on Shanghai Stock Exchange ("SSE") website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its noncirculating shares in the A Shares market. From 20 August 2013 ("the circulation date"), all the Company's non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange("SSE"). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date ("the restriction period"). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

On 22 October 2013, Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000,000 shares, after deliberation of temporary shareholders' meeting, A share class shareholders' meeting and H share class shareholders' meeting.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

32. Share capital *(continued)*

Since the Company share reform, which was executed after 20 August 2013, the Company's non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange("SSE"). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as at 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the Company increased newly registered capital of RMB14,177 thousand, which was paid in cash amount to RMB54,580 thousand by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403 thousand was included in share premium, and the confirmed capital reserve – employee equity option plan in the waiting period is RMB21,916 thousand, which is transferred to the capital reserve -- equity premium.. As to 31 December 2017, total equity capital was 10,814,176,600 shares.

On 8 January 2018, according to the resolution of the board of directors of the Company, the second exercise period exercise plan of the Company's common a-share stock option incentive plan was adopted. On 12 January 2018, the new registered capital of the Company is RMB9,637 thousand, which is fully paid in cash of RMB37,102 thousand by 185 equity incentive objects who meet the conditions for exercise. The difference between the actual capital contribution and the subscribed registered capital is RMB27,465 thousand, which is included in the Company's capital reserve -- equity premium, and the confirmed capital reserve – employee equity option plan in the waiting period is RMB17,062 thousand, which is transferred to the capital reserve -- equity premium.

According to the board resolution of the Company on 28 December 2018, the third exercise period of the stock option incentive plan for A shares of the common stock of the Company will not be exercised because the non-market exercise conditions are not met. As at 31 December 2021 and 31 December 2020, the total share capital of the Company was 10,823,813,500 shares.

33. Capital reserve

Item	31 December 2021	Increase in current period	Decrease in current period	**30 June 2022 (unaudited)**
Government grants	412,370	–	–	**412,370**
Refund of harbour construction charge	32,485	–	–	**32,485**
Share premium (Note V.32)	106,846	–	–	**106,846**
Others	58,626	3,860	–	**62,486**
Total	610,327	3,860	–	**614,187**

As at 30 June 2022 and 31 December 2021, there were no outstanding share options.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

34. Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2022 Income Statement				
	31 December 2021	Net-of-tax amount attributable to shareholders of the Company	30 June 2022 (unaudited)	Before-tax amount	Less: Previously recognized amount transferred to profit or loss	Less: income tax expense	Net-of-tax amount attributable to shareholders of the Company	Net-of-tax amount attributable to non-controlling interests
Items that may be reclassified to profit or loss								
Cash flow hedge reserves	36,460	144,254	180,714	394,762	–	(98,691)	296,071	–
Other comprehensive income recognized under equity method	22,965	(22,558)	407	(22,558)	–	–	(22,558)	–
Total	59,425	121,696	181,121	372,204	–	(98,691)	273,513	–

	Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2021 (unaudited) Income Statement				
	31 December 2020	Net-of-tax amount attributable to shareholders of the Company	30 June 2021 (unaudited)	Before-tax amount	Less: Previously recognized amount transferred to profit or loss	Less: income tax expense	Net-of-tax amount attributable to shareholders of the Company	Net-of-tax amount attributable to non-controlling interests
Items that may be reclassified to profit or loss								
Cash flow hedge reserves	–	51,729	51,729	68,972	–	(17,243)	51,729	–
Other comprehensive income recognized under equity method	6,326	702	7,028	702	–	–	702	–
Total	6,326	52,431	58,757	69,674	–	(17,243)	52,431	–

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

35. Specific reserve

Item	31 December 2021	Accrued in current period	Utilized in current period	**30 June 2022 (unaudited)**
Safety fund	216,512	68,912	(60,426)	**224,998**

Item	31 December 2020	Accrued in current period	Utilized in current period	**30 June 2021 (unaudited)**
Safety fund	145,597	54,842	(23,574)	**176,865**

Specific reserve represents unutilized safety fund accrued in accordance with state regulations (Note III.25).

36. Surplus reserve

Item	31 December 2021	Increase in current period	Decrease in current period	**30 June 2022 (unaudited)**
Statutory surplus reserve	6,571,284	–	–	**6,571,284**
Discretionary surplus reserve	101,355	–	–	**101,355**
Total	6,672,639	–	–	**6,672,639**

Item	31 December 2020	Increase in current period	Decrease in current period	30 June 2021 (unaudited)
Statutory surplus reserve	6,372,748	–	–	6,372,748
Discretionary surplus reserve	101,355	–	–	101,355
Total	6,474,103	–	–	6,474,103

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

36. Surplus reserve *(continued)*

In accordance with the Company Law and the Company's Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No statutory surplus reserve was appropriated in current period (For the six months ended 30 June 2021: Nil).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the shareholders' meeting. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was appropriated in current period (for the six months ended 30 June 2021: Nil).

37. Retained earnings

	For the six months ended 30 June	
	2022	2021
	(unaudited)	(unaudited)
Retained earnings at the beginning of the period	**11,877,455**	11,157,866
Add: Net (loss)/profit attributable to shareholders of the Company	**(436,009)**	1,244,189
Less: Dividend to ordinary shares (1)	**(1,082,381)**	(1,082,381)
Retained earnings at the end of the period	**10,359,065**	11,319,674

(1) Pursuant to the resolution of the shareholders' meeting on 22 June 2022, a dividend in respect of the year ended 31 December 2021 of RMB0.1 per share (including tax), amounting to a total dividend of RMB1,082,381 thousand was declared, which was paid in July 2022.

Pursuant to the resolution of the shareholders' meeting on 16 June 2021, a dividend in respect of the year ended 31 December 2020 of RMB0.1 per share (including tax), amounting to a total dividend of RMB1,082,381 thousand was declared, which was paid in July 2021.

The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2022 (six months ended 30 June 2021: Nil).

(2) Retained earnings at the end of the period

As at 30 June 2022, the consolidated retained earnings attributable to the Group included appropriation to surplus reserves made by the Company's subsidiaries amounting to RMB293,373 thousand (31 December 2021: RMB293,373 thousand).

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

38. Non-controlling interests

Attributable to the non-controlling interests of the Group:

Name of subsidiaries	**30 June 2022 (unaudited)**	31 December 2021
China Jinshan Associated Trading Corporation ("Jinmao")	**98,963**	101,868
Shanghai Jinchang Engineering Plastics Company Limited ("Jinchang")	**30,050**	33,391
Total	**129,013**	135,259

39. Operating income and operating costs

Item	Note	**for the six months ended 30 June 2022 (unaudited)**	2021 (unaudited)
Income from principal activities	(1)	**45,711,357**	36,931,461
Income from other operating activities		**188,998**	205,145
Total		**45,900,355**	37,136,606

Item	Note	**for the six months ended 30 June 2022 (unaudited)**	2021 (unaudited)
Cost of principal activities	(1)	**38,995,106**	28,718,233
Cost of other operating activities		**123,347**	131,535
Total		**39,118,453**	28,849,768

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

39. Operating income and operating costs *(continued)*

(1) Income and cost from principal activities

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	For the six months ended 30 June			
	2022 (unaudited)		2021 (unaudited)	
	Income from principal activities	Cost of principal activities	Income from principal activities	Cost of principal activities
Petroleum products	27,517,541	20,704,410	22,416,218	15,265,274
Intermediate petrochemicals	6,432,577	6,361,481	3,856,301	3,397,259
Trades	6,955,959	6,898,958	5,047,125	4,975,185
Resins and plastics	4,314,408	4,345,070	4,674,657	3,982,825
Synthetic fibres	230,723	388,301	731,451	865,587
Other products	260,149	296,886	205,709	232,103
Total	45,711,357	38,995,106	36,931,461	28,718,233

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

39. Operating income and operating costs *(continued)*

(2) For the six months ended 30 June 2022, analysis of revenue are as followings:

	for the six months ended 30 June 2022 (unaudited)						
	Petroleum products	Intermediate petrochemicals	Trading of petrochemical products	Resins and plastics	Synthetic fibres	Others	Total
Income from principal activities	27,517,541	6,432,577	6,955,959	4,314,408	230,723	260,149	45,711,357
Including: Recognized at a point in time	27,517,541	6,432,577	6,915,528	4,314,408	230,723	260,149	45,670,926
Recognized over time	-	-	40,431	-	-	-	40,431
Income from other operating activities	-	-	-	-	-	188,998	188,998
Total	27,517,541	6,432,577	6,955,959	4,314,408	230,723	449,147	45,900,355

For six months ended 30 June 2021, analysis of revenue are as followings:

	for the six months ended 30 June 2021 (unaudited)						
	Petroleum products	Intermediate petrochemicals	Trading of petrochemical products	Resins and plastics	Synthetic fibres	Others	Total
Income from principal activities	22,416,218	3,856,301	5,047,125	4,674,657	731,451	205,709	36,931,461
Including: Recognized at a point in time	22,416,218	3,856,301	5,036,097	4,674,657	731,451	205,709	36,920,433
Recognized over time	–	–	11,028	–	–	–	11,028
Income from other operating activities	–	–	–	–	–	205,145	205,145
Total	22,416,218	3,856,301	5,047,125	4,674,657	731,451	410,854	37,136,606

For the six months ended 30 June 2022, the Group has no trial operation sales revenue and costs. (For the six months ended 30 June 2021: Nil)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

40. Taxes and surcharges

Item	for the six months ended 30 June **2022** **(unaudited)**	 2021 (unaudited)	Tax base and rate
Consumption tax	**5,026,114**	4,796,801	According to relevant PRC tax regulations, since 1 January 2009, the Group required to pay consumption tax based on the Group's sales of gasoline, diesel, naphtha and fuel oil rate according to the applicable tax rate (Note IV)
Urban maintenance and construction tax	**377,722**	354,561	1% or 7% of actual payments of consumption tax and VAT during the year
Education surcharges	**275,514**	263,805	3% of actual payments of consumption tax and VAT during the year
Stamp tax	**16,946**	8,698	Applicable tax rate
Property tax	**8,504**	12,912	1.2% of taxable property value or 12% of rental expense
Land use tax	**4,893**	10,213	Applicable tax rate
Others	**7,340**	6,032	
Total	**5,717,033**	5,453,022	

41. Selling and distribution expenses

Item	for the six months ended 30 June **2022** **(unaudited)**	 2021 (unaudited)
Transportation fee	**42,181**	91,289
Sales commission	**58,868**	48,325
Staff costs	**39,165**	35,398
Storage and logistics expenses	**22,925**	21,572
Others	**8,120**	10,198
Total	**171,259**	206,782

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

42. General and administrative expenses

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Staff costs	**639,092**	688,899
Repair and maintenance expense	**475,154**	1,007,522
Depreciation and amortization	**83,302**	79,169
Security and fire fighting expenses	**21,714**	20,494
Information system operation maintenance	**19,147**	28,564
Depreciation of right – of – use assets	**6,433**	6,808
Others	**102,752**	73,546
Total	**1,347,594**	1,905,002

43. Research and development expenses

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Equipment process and product technology research and development	**34,025**	22,776
System application development	**2,356**	–
Others	**45**	5,167
Total	**36,426**	27,943

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

44. Financial expenses ("-" for income)

Item	for the six months ended 30 June **2022** **(unaudited)**	 2021 (unaudited)
Interest expenses from loans and payables	**60,247**	41,548
Less: Capitalized borrowing costs	**(10,777)**	(3,588)
Add: Interest expenses from lease liabilities	**573**	339
Interest income from deposits and receivables	**(329,305)**	(248,813)
Net exchange (gains)/losses	**(20,082)**	1,039
Others	**3,348**	2,892
Total	**(295,996)**	(206,583)

The interest rate per annum, at which the borrowing costs were capitalized by the Group, was 2.13% for the period (for the six months ended 30 June 2021: 2.73%).

45. Other income

Item	for the six months ended 30 June **2022** **(unaudited)**	 2021 (unaudited)	related to asset/ related to income
Subsidy income	**680**	1,007	related to income
Tax refunds	**503**	1,087	related to income
Others	**4,722**	4,318	related to income
Total	**5,905**	6,412	

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

46. Investment income ("-" for losses)

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
(Losses)/gains from investment in associates and joint ventures	**(32,537)**	582,548
Structured deposits income	**–**	22,209
Net (losses) from disposal of derivative financial instruments	**(18,618)**	(151)
Discount loss of receivables	**(2,187)**	(2,096)
Others	**2,667**	–
Total	**(50,675)**	602,510

There was no significant restriction on the repatriation of investment income.

47. Gains from changes in fair value

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Financial assets measured at fair value through profit or loss		
Structured deposits	**9,300**	23,343
Derivative financial assets and derivative financial liabilities commodity swaps contracts	**(8,987)**	–
Total	**313**	23,343

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

48. Credit losses

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Accounts receivable credit loss	**(162)**	–
Other receivable credit loss	**(4,725)**	–
Total	**(4,887)**	–

49. Impairment losses

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Impairment loss on inventories (Note V. 8)	**(177,777)**	(63,290)
Impairment loss on fixed assets (Note V. 12)	**–**	(16,803)
Total	**(177,777)**	(80,093)

50. Gains from asset disposals

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)	Amount recognised in extraordinary gain and loss for the six months ended 30 June 2022 (unaudited)
Gains from disposal of fixed assets	**–**	79,085	–
Losses from disposal of fixed assets	**(1,062)**	–	(1,062)
Total	**(1,062)**	79,085	(1,062)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

51. Non-operating income

Item	Note	for the six months ended 30 June 2022 (unaudited)	for the six months ended 30 June 2021 (unaudited)	Amount recognised in extraordinary gain and loss for six months ended 30 June 2022 (unaudited)
Government grants	(1)	**5,000**	5,000	5,000
Others		**6,594**	1,660	6,594
Total		**11,594**	6,660	11,594

(1) Government grants mainly include:

Item	for the six months ended 30 June 2022 (unaudited)	for the six months ended 30 June 2021 (unaudited)
Amortization of deferred income (Note V.31)	**5,000**	5,000

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

52. Non-operating expenses

	for the six months ended 30 June		
	2022 **(unaudited)**	2021 (unaudited)	Amount recognised in extraordinary gain and loss for six months ended 30 June 2022 (unaudited)
Losses from scrapping of fixed assets	**10,886**	16,795	10,886
Allowances	**18,091**	10,632	18,091
Others	**2,621**	449	2,621
Total	**31,598**	27,876	31,598

At around 4:00 on June 18, 2022, a fire broke out in the No. 1 ethylene glycol plant area of the Group's intermediate petrochemical products division, causing a fire in some surrounding pipelines. The main production facilities of the Group had been shut down after the fire occurred. During the 6 months ended June 30, 2022, non-operating expenses included a net loss of RMB7,676 thousand from the scrapping of fixed assets caused by fire accidents, a net loss of RMB819 thousand from the scrapping of inventories, and compensation for casualties of RMB1,010 thousand (For the 6 months ended June 30, 2021: Nil).

As of the date of this report, the cause of the accident is under investigation and the production facilities have resumed production.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

53. Income tax expenses

Item	for the six months ended 30 June **2022** **(unaudited)**	2021 (unaudited)
Current tax expense for the period based on tax law and regulations	**8,737**	136,869
Changes in deferred tax (liabilities)/assets	**(74,534)**	124,475
Tax filing differences	**54,017**	–
Total	**(11,780)**	261,344

Reconciliation between income tax expenses and accounting (loss)/profit:

Item	for the six months ended 30 June **2022** **(unaudited)**	2021 (unaudited)
(Losses)/profit before income tax	**(442,601)**	1,510,713
Expected income tax expense at applicable tax rates	**(110,650)**	377,678
Tax effect of investment income accounted for using the equity method	**8,134**	(145,637)
Other non-taxable profit	**(6,109)**	(3,161)
Costs, expenses and losses not deductible	**33,627**	27,352
Difference in settlement of income tax in previous years and the supplementary income tax	**54,017**	–
Deductible loss of unrecognized deferred income tax assets in the previous years	**(563)**	(353)
Derecognition of previously recognized tax losses	**–**	2,227
Tax losses for which no deferred income tax asset was recognized	**9,764**	3,238
Income tax expenses	**(11,780)**	261,344

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

54. (Losses)/earnings per share

(1) Basic (losses)/earnings per share

Basic (losses)/earnings per share is calculated by dividing the consolidated net profit/(loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	for the six months ended 30 June	
	2022	2021
	(unaudited)	(unaudited)
Consolidated net (loss)/profit attributable to ordinary shareholders of the Company	**(436,009)**	1,244,189
Weighted average number of the Company's ordinary shares outstanding (thousand)	**10,823,814**	10,823,814
Basic (losses)/earnings per share (RMB per share)	**(0.040)**	0.115

(2) Diluted (losses)/earnings per share

For the six months ended 30 June 2022, there are no diluted ordinary shares outstanding, the diluted (losses)/earnings per share equals the basic (losses)/earnings per share.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

55. Supplementary information on income statement

Expenses on income statement are analysed by their nature:

	for the six months ended 30 June	
	2022	2021
	(unaudited)	(unaudited)
Operating income	**45,900,355**	37,136,606
Less: Changes in inventories of finished goods and work in progress	**(862,745)**	(803,999)
Consumed raw materials and low value consumables, etc.	**30,413,727**	22,285,063
Cost of trading products	**6,898,958**	4,975,185
Employee benefits	**1,778,926**	1,616,111
Depreciation and amortization expenses	**877,134**	938,996
Taxes and surcharges	**5,717,033**	5,453,022
Repair and maintenance expenses	**834,245**	1,007,522
Others	**733,487**	970,617
Finance expenses(“-” for income)	**(295,996)**	(206,583)
Add: Gains from changes in fair value	**313**	23,343
Gains from asset disposals (“-” for loss)	**(1,062)**	79,085
Other income	**5,905**	6,412
Investment income	**(50,675)**	602,510
Impairment losses(”-” for loss)	**(177,777)**	(80,093)
Credit losses(”-” for loss)	**(4,887)**	–
Operating (loss)/profit	**(422,597)**	1,531,929

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

56. Notes to cash flow statement

(1) Proceeds from other operating activities:

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Subsidy income	**5,402**	6,412
Others	**106,323**	107,771
Total	**111,725**	114,183

(2) Payments for other operating activities:

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Agency fee	**(58,868)**	(48,325)
Research and development expenses	**(10,896)**	(16,626)
Information system operation maintenance	**(19,147)**	(28,564)
Commodity storage and logistics fee	**(22,925)**	(21,572)
Security and fire fighting expenses	**(21,714)**	(20,494)
Others	**(29,589)**	(23,517)
Total	**(163,139)**	(159,098)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

56. Notes to cash flow statement *(continued)*

(3) Proceeds from other investing activities:

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Time deposits due within one-year receipts	**5,950,000**	3,000,000
Interest income	**218,238**	235,749
Total	**6,168,238**	3,235,749

(4) Payments for other investing activities:

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Payments for time deposits due over one year	**(2,600,000)**	(200,000)
Payments for time deposits due within one year	**–**	(800,000)
Entrust loans	**(150,000)**	–
Others	**(55,687)**	–
Total	**(2,805,687)**	(1,000,000)

(5) Payments for other financing activities:

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Lease liabilities payment	**(2,991)**	(9,531)

For the six months ended 30 June 2022, cash payment of the Group related to lease activities is RMB11,498 thousand (for the six months ended 30 June 2021: RMB13,752 thousand), except for the above amount included in financing activities, the rest are included in operating activities.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

57. Supplementary information on cash flow statement

(1) Supplement to cash flow statement

a. *Reconciliation of net (loss)/profit to cash flows from operating activities:*

Item	For the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Net (loss)/profit	**(430,821)**	1,249,369
Add: Provisions for impairment of assets	**177,777**	80,093
Provision of credit losses	**4,887**	–
Depreciation of investment properties	**7,661**	7,663
Depreciation of fixed assets	**717,218**	801,201
Depreciation of right-of-use assets	**7,608**	8,612
Amortization of intangible assets	**9,984**	9,984
Amortization of long-term deferred expenses	**134,663**	111,536
Losses/(gains) on disposal of fixed assets	**5,960**	(79,311)
Gains from changes in fair value	**(313)**	(23,343)
Finance expenses ("-" for income)	**(220,654)**	(168,000)
Investment loss ("-" for income)	**50,675**	(604,606)
Decrease in deferred tax assets ("-" for increase)	**(73,137)**	125,081
Increase in deferred tax liabilities ("-" for decrease)	**(1,397)**	(606)
Increase in deferred income ("-" for decrease)	**7,200**	(5,000)
Decrease in inventories ("-" for increase)	**(801,951)**	(3,626,799)
Decrease in operating receivables ("-" for increase)	**376,022**	(958,514)
Increase in operating payables ("-" for decrease)	**(6,384,990)**	651,820
Increase in specific reserve	**8,486**	31,268
Net cash flows used in operating activities	**(6,405,122)**	(2,389,552)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

57. Supplementary information on cash flow statement *(continued)*

(1) Supplement to cash flow statement *(continued)*

b. Change in cash and cash equivalents:

Item	for the six months ended 30 June **2022** **(unaudited)**	 2021 (unaudited)
Cash and cash equivalents at end of the period	**2,438,650**	1,367,415
Less: Cash and cash equivalents at beginning of the period	**(5,112,010)**	(6,916,408)
Net decrease in cash and cash equivalents	**(2,673,360)**	(5,548,993)

(2) Details of cash and cash equivalents

Item	**30 June 2022** **(unaudited)**	31 December 2021
Cash at bank and on hand	**–**	–
Including: Bank deposits available on demand	**2,438,650**	1,367,415
Cash and cash equivalents at the end of the period/ year	**2,438,650**	1,367,415

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

58. Foreign monetary items

	30 June 2022 (unaudited)		
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	47,032	6.7114	315,651
Derivative financial assets-USD	35,902	6.7114	240,953
Accounts receivable—USD	9,281	6.7114	62,288
Other receivable—USD	40	6.7114	268
Receivables under financing—USD	75,317	6.7114	505,484
Accounts payable—USD	(95,389)	6.7114	(640,194)
Other payables—USD	(2,568)	6.7114	(17,235)
Gross balance sheet exposure—USD	69,615		467,215

	31 December 2021		
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	26,015	6.3757	165,864
Derivative financial assets—USD	12,768	6.3757	81,405
Accounts receivable—USD	408	6.3757	2,601
Other receivable—USD	40	6.3757	255
Receivables under financing—USD	56,242	6.3757	358,582
Derivative financial liabilities—USD	(3,734)	6.3757	(23,804)
Accounts payable—USD	(79,633)	6.3757	(507,716)
Other payables—USD	(2,521)	6.3757	(16,073)
Gross balance sheet exposure—USD	9,585		61,114

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

59. Leases

(1) As a lessor

(a) Operating lease

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Lease income	**41,150**	48,097

The Group leases out some buildings and machinery. The lessee guarantees the residual value of the leased assets at the end of the lease term. The Group has classified these leases as operating leases, because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

(2) As a lessee

Item	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Short-term lease expenses applied the practical expedient	**8,507**	4,221
Total cash outflow for leases	**11,498**	13,752

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

V. Notes to the consolidated financial statements *(continued)*

60. Government grants

(1) Details of government grants

Category	Amount	Presentation item	Amount recognized in profit or loss for the current year
Investment subsidy for Chemical Industry	95,000	Deferred income/Non-operating income	5,000
Power units energy saving reconstruction subsidies	5,200	Deferred income	–
Huang Gu Tang pipeline relocation subsidy	3,931	Deferred income	–
Funds allocated by state to scientific research institutions	12,120	Deferred income	–
Others subsidy relating to assets	3,669	Deferred income	–
Commission for withholding tax refund	1,531	Other income	1,531
Refund of harbor construction charge	2,662	Other income	2,662
Financial subsidies for scientific research expenditures	200	Other income	200
tax refund	503	Other income	503
Others	1,009	Other income	1,009

(2) For the six months ended 30 June 2022, there is no repayment of government grants.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI. Interests in other entities

1. Interests in subsidiaries

(1) Main components of the Group's subsidiaries as at 30 June 2022:

Name of enterprise	Main business area	Place of registration	Principal activities	Registered capital (thousands)	Percentage of equity		Way of acquisition
					Directly held	Indirectly	
Toufa	Shanghai	Shanghai	Investment	RMB2,100,000	100.00%	–	Establish
Jinmao	Shanghai	Shanghai	Trading	RMB25,000	67.33%	–	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	USD9,154	–	74.25%	Establish
Shanghai Golden Phillips Petrochemical Company Limited ("Jinfei")	Shanghai	Shanghai	Manufacturing	RMB415,623	–	100.00%	Establish
Jinmao International	Shanghai	Shanghai	Trading	RMB100,000	–	67.33%	Establish
Jinlian	Zhejiang Jiaxing	Zhejiang Jiaxing	Trading	RMB400,000	–	100.00%	Business combinations involving entities not under common control

(2) As at 30 June 2022 and 31 December 2021, non-controlling interests of subsidiaries' non-controlling shareholders were not significant (Note V.38).

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI. Interests in other entities *(continued)*

2. Interests in joint ventures or associates

(1) Nature of interest in major joint ventures or associates at 30 June 2022

Name of enterprise	Place of main business	Place of registry	Principal activities	Whether it is strategic to group activities	% of ownership interest		Registered capital (thousands)
					Directly	Indirectly	
Joint ventures-							
Linde	Shanghai	Shanghai	Production and sales of industrial gases	Yes	–	50.00%	USD32,000
Inspection and Testing Company	Shanghai	Shanghai	Inspect and test chemical equipment	Yes	–	50.00%	RMB10,000
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	–	50.00%	USD 10,560
Baling Materials	Shanghai	Shanghai	Production and sales of new styrene thermoplastic elastomer materials	Yes	50.00%	–	RMB800,000
Associates –							
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	–	RMB500,000
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	–	RMB2,372,439
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	–	40.00%	RMB193,756
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products		–	40.00%	USD3,000
Shidian Energy	Shanghai	Shanghai	Electricity supply		–	40.00%	RMB1,000,000

The Group applies the equity method to measure these equity investments.

(i) Sinopec Baling Petrochemical Co., Ltd. and the Company jointly established Baling Materials on 7 September 2021, each with a cash contribution of RMB400,000 thousand. As at 30 June 2022, the Company has made a paid-up capital contribution of RMB100,000 thousand. The main business scope of Baling Materials is the production and sales of new styrene thermoplastic elastomer materials SBS, SIS, SEBS, SEPS and SSBR (collectively referred to as SBC) and their raw materials, intermediate products and by-products.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI. Interests in other entities *(continued)*

2. Interests in joint ventures or associates *(continued)*

(2) Key financial information of material joint ventures

	30 June 2022 (unaudited)				31 December 2021			
	Linde	Inspection and Testing Company	Yangu Gas	Baling Materials	Linde	Inspection and Testing Company	Yangu Gas	Baling Materials
Current assets	308,356	22,074	86,598	126,564	301,512	21,979	84,065	34,480
Including: Cash and cash equivalents	239,072	16,189	76,487	121,329	226,860	16,914	72,916	6,062
Non-current assets	94,995	1,404	16,587	367,798	109,366	1,577	19,034	65,520
Total assets	403,351	23,478	103,185	494,362	410,878	23,556	103,099	100,000
Current liabilities	(40,899)	(2,095)	(2,951)	(294,362)	(62,356)	(3,356)	(3,262)	–
Non-current liabilities	(16,764)	–	–	–	(16,303)	–	–	–
Total liabilities	(57,663)	(2,095)	(2,951)	(294,362)	(78,659)	(3,356)	(3,262)	–
Net assets	345,688	21,383	100,234	200,000	332,219	20,200	99,837	100,000
Group's share of net assets (i)	172,844	10,692	50,118	100,000	166,110	10,100	49,919	50,000
Elimination of unrealized profit or loss on intra-group transactions	(85)	–	–	–	(86)	–	–	–
Carrying amount of interests	172,759	10,692	50,118	100,000	166,024	10,100	49,919	50,000

	for the six months ended from 30 June 2022 (unaudited)				for the six months ended 30 June 2021 (unaudited)		
	Linde	Inspection and Testing Company	Yangu Gas	Baling Materials	Linde	Inspection and Testing Company	Yangu Gas
Operating income	203,300	9,590	19,123	–	196,802	9,428	25,737
Financial income	1,424	37	808	–	1,818	152	743
Income tax expenses	11,956	(42)	–	–	(12,207)	(125)	–
Net profit	35,869	1,199	283	–	36,223	1,626	968
Other comprehensive income	–	–	–	–	–	–	–
Total comprehensive income	35,869	1,199	283	–	36,223	1,626	968
Dividends received from joint ventures	11,200	–	–	–	35,044	–	800

(i) The Group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI. Interests in other entities *(continued)*

2. Interests in joint ventures or associates *(continued)*

(3) Key financial information of material associates

	30 June 2022 (unaudited)					31 December 2021				
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
Current assets	5,976,215	4,110,769	61,204	264,789	1,018,839	6,066,119	4,133,397	63,192	274,697	804,470
Including: Cash and cash equivalents	2,987,201	2,490,668	25,414	180,176	970,704	2,332,751	2,650,246	16,163	171,399	772,235
Non-current assets	4,251,701	6,357,539	54,315	13,957	117,805	5,735,360	6,201,415	58,737	15,698	121,051
Total assets	10,227,916	10,468,308	115,519	278,746	1,136,644	11,801,479	10,334,812	121,929	290,395	925,521
Current liabilities	(7,165,731)	(1,670,125)	(20,523)	(95,628)	(35,508)	(5,433,872)	(1,789,223)	(10,476)	(111,472)	(34,565)
Non-current liabilities	(110,577)	(692,806)	-	(6,550)	(15,827)	(66)	(619,306)	–	(7,506)	(15,827)
Total liabilities	(7,276,308)	(2,362,931)	(20,523)	(102,178)	(51,335)	(5,433,938)	(2,408,529)	(10,476)	(118,978)	(50,392)
Net assets	2,951,608	8,105,377	94,996	176,568	1,085,309	6,367,541	7,926,283	111,453	171,417	875,129
Non-controlling interests	-	1,537,005	-	-	-	–	1,508,583	–	–	–
Net assets attributable to Equity shareholders of the Company	2,951,608	6,568,372	94,996	176,568	1,085,309	6,367,541	6,417,700	111,453	171,417	875,129
Group's share of net assets(i)	590,322	2,513,059	37,998	70,627	434,124	1,273,508	2,455,412	44,581	68,567	350,052
Adjustment-elimination of unrealized profit or loss on intra- group transactions	(3,157)	-	22	-	(14,297)	(3,157)	–	–	–	(15,979)
Adjustment (ii)	-	(332,769)	-	-	-	–	(331,826)	–	–	–
impairment loss	-	-	(28,392)	-	-	–	–	(28,392)	–	–
Carrying amount of interests in associates	587,165	2,180,290	9,628	70,627	419,827	1,270,351	2,123,586	16,189	68,567	334,073

	for the six months ended from 30 June 2022 (unaudited)					for the six months ended 30 June 2021 (unaudited)				
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy	Chemical Industry	Chemical Industry	Jinsen	Azbil	Shidian Energy
Operating income	12,927,302	815,947	63,447	129,485	235,735	14,458,877	874,019	78,291	225,793	227,561
Net (loss)/profit	(663,042)	247,517	(16,459)	5,151	10,179	2,327,860	194,948	(8,305)	35,957	11,913
Other comprehensive income	-	(732)	-	-	-	–	(2,901)	–	–	–
Total comprehensive income	(663,042)	246,785	(16,459)	5,151	10,179	2,327,860	192,047	(8,305)	35,957	11,913
Dividends received from associates	554,438	-	-	-	-	634,341	52,225	–	19,200	–

(i) The Group calculates its share of assets based on the amount attributable to the parent company in the consolidated financial statements of associates in proportion to its shareholding. The key financial information of associates is adjusted for fair value adjustments at the time of acquisition and any differences in accounting policies of the Group.

(ii) Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VI. Interests in other entities *(continued)*

2. Interests in joint ventures or associates *(continued)*

(4) Summarised financial information of immaterial associates

	for the six months ended 30 June (unaudited)	
Items	**2022**	2021
Aggregate carrying amount of investments as at 30 June	**90,409**	79,793
Aggregate amount of share of		
Net profit (i)	**1,819**	4,699
Other comprehensive income (i)	**–**	–
Total comprehensive income	**1,819**	4,699
Dividends received from immaterial associates	**10,500**	–

(i) Net profit and other comprehensive income had been adjusted for fair value fair value adjustments at the time of acquisition and any differences in accounting policies of the Group.

(ii) Unrecognized commitments related to investments in associates refer to Note IX.

VII. Segment information

Segment information is presented in respect of the Group's business segments, the format of which is determined based on the structure of the Group's internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group's chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies. The transfer price of intersegment is recognized with cost plus profit method.

VII. Segment information *(continued)*

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibers, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibers and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i) The Group's petroleum products segment is equipped with crude oil distillation facilities to produce qualified refined gasoline, kerosene, diesel, heavy oil and liquefied petroleum, in addition to producing feedstocks of the Group's downstream processing facilities.

(ii) The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii) The synthetic fibres segment produces primarily polyester, acrylic fibres and carbon fibres, which are mainly used in the textile and apparel industries.

(iv) The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v) Group's trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi) All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets and income tax expenses, cash at band and on hand and its related interest income, interest-bearing borrowings, and interest expenses, invest income, deferred income, other income, gains from asset disposals, non-operating income and expenses and related expenses.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII. Segment information *(continued)*

(1) Segment information as at 30 June 2022 (unaudited) and 30 June 2022 (unaudited) is as follows:

	Petroleum products	Intermediate petrochemicals	Resins and plastics	Synthetic fibres	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	27,517,541	6,432,577	4,314,408	230,723	6,955,959	449,147	-	-	45,900,355
Inter-segment revenue	6,703,682	5,479,120	35,990	30	528,814	322,643	-	(13,070,279)	-
Operating costs	(20,704,410)	(6,361,481)	(4,345,070)	(388,301)	(6,898,958)	(420,233)	-	-	(39,118,453)
Interest income	-	-	-	-	-	-	329,305	-	329,305
Interest expenses	-	-	-	-	-	-	(50,043)	-	(50,043)
Investment income	(19,737)	-	-	-	(1,068)	2,667	(32,537)	-	(50,675)
Impairment losses	(7,137)	(61,174)	(40,146)	(67,220)	-	(2,100)	-	-	(177,777)
Impairment and expected credit losses	-	(2,947)	(10)	(1,930)	-	-	-	-	(4,887)
Gains from changes in fair value	(8,987)	-	-	-	-	9,300	-	-	313
Depreciation and amortization	(448,689)	(228,779)	(47,295)	(52,076)	(18,626)	(81,669)	-	-	(877,134)
Profit/(loss)before income tax	464,776	(551,193)	(220,997)	(321,696)	19,821	(80,037)	246,725	-	(442,601)
Income tax expenses	-	-	-	-	-	-	11,780	-	11,780
Net profit/(loss)	464,776	(551,193)	(220,997)	(321,696)	19,821	(80,037)	258,505	-	(430,821)
Total assets	13,099,536	4,021,519	1,288,776	2,140,493	1,680,894	2,357,367	17,892,527	-	42,481,112
Total liabilities	3,798,267	1,008,218	1,226,642	549,547	1,309,209	38,952	5,545,440	-	13,476,275
Investment in associates and joint ventures	-	-	-	-	-	-	3,691,515	-	3,691,515
Non-current assets increase (i)	305,042	52,495	19,405	686,604	469	75,518	-	-	1,139,533

(i) Non-current assets do not include financial assets, long-term equity investments or deferred tax assets.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VII. Segment information *(continued)*

(2) Segment information as at 30 June 2021 (unaudited) and 30 June 2021 (unaudited) is as follows:

	Petroleum products	Intermediate petrochemicals	Resins and plastics	Synthetic fibres	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	22,416,218	3,856,301	4,674,657	731,451	5,047,125	410,854	–	–	37,136,606
Inter-segment revenue	3,796,123	5,411,135	56,452	49,850	846,683	304,964	–	(10,465,207)	-
Operating costs	(15,265,274)	(3,397,259)	(3,982,825)	(865,587)	(4,975,185)	(363,638)	–	–	(28,849,768)
Interest income	–	–	–	–	–	–	248,813	–	248,813
Interest expenses	–	–	–	–	–	–	(38,299)	–	(38,299)
Investment income	–	–	–	–	–	–	602,510	–	602,510
Impairment losses	(15,000)	(33,824)	(8,817)	(22,452)	–	–	–	–	(80,093)
Impairment and expected credit losses	–	–	–	–	–	–	–	–	-
Gains from changes in fair value	–	–	–	–	–	–	23,343	–	23,343
Depreciation and amortization	(440,617)	(258,466)	(71,109)	(48,987)	(20,240)	(99,577)	–	–	(938,996)
Profit/(loss) before income tax	942,353	(102,580)	300,703	(375,800)	33,650	(132,672)	845,059	–	1,510,713
Income tax expenses	–	–	–	–	–	–	(261,344)	–	(261,344)
Net profit/(loss)	942,353	(102,580)	300,703	(375,800)	33,650	(132,672)	583,715	–	1,249,369
Total assets	15,199,997	3,994,701	1,545,412	1,321,323	1,522,908	2,393,852	20,851,599	–	46,829,792
Total liabilities	6,488,638	2,039,221	1,155,483	151,901	1,395,874	156,007	5,836,963	–	17,224,087
Investment in associates and joint ventures	–	–	–	–	–	–	5,339,474	–	5,339,474
Non-current assets increase (i)	307,181	940,974	25,015	367,364	9,206	51,651	–	–	1,701,391

(i) Non-current assets do not include financial assets, long-term equity investments, and deferred income assets.

As the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2022, revenue from the same customer accounted for 64% of total Group revenue (for the six months ended 30 June 2021: 68%). The revenue from the customer derived from the following segments: petroleum products and other segment.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII. Related parties and related party transactions

1. Information about the parent of the Company

(1) General information of the parent company

Name of parent company	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company's ultimate controlling party is China Petrochemical Corporation.

(2) Registered capital and changes in registered capital of the parent company

	31 December 2021	Increase in current year	Decrease in current year	**30 June 2022 (unaudited)**
China Petroleum & Chemical Corporation	121.1 billion	–	–	**121.1 billion**

(3) The percentages of shareholding and voting rights in the Company held by the parent company

	30 June 2022 (unaudited)		31 December 2021	
	Share holding	**Voting rights**	Share holding	Voting rights
China Petroleum & Chemical Corporation	**50.44%**	**50.44%**	50.44%	50.44%

VIII. Related parties and related party transactions *(continued)*

2. Information about the subsidiaries of the Company

For basic information about the subsidiaries of the Company, refer to Note VI.

3. Basic information about joint ventures and associates of the Company

In addition to the major joint ventures and associates disclosed in Note VI.2, related parties transactions between the Group and other associates are as follows:

	Place of business	Place of registration	Business nature	Whether it is strategic for group activities	% of ownership interest	
					Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	–	35.00%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	–	25.00%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	–	33.33%
Pinghu China Aviation Oil Port Co., Ltd. ("Pinghu Port")	Zhejiang Jiaxing	Zhejiang Jiaxing	Products freight	Yes	–	29.00%

VIII. Related parties and related party transactions *(continued)*

4. Information on other related parties

Names of other related parties	Relationship with the Company
China International United Petroleum and Chemicals Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Sales Co.,Ltd.	Subsidiary of the ultimate parent company
Petro-cyberworks Information Technology Co., Ltd.	Subsidiary of the ultimate parent company
Unipec (Ningbo) International Logistics Company Limited	Subsidiary of the ultimate parent company
Zhongke(Guangdong)Refinery and Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Marketing Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Fuel Oil Sales Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Lubricant Co.,Ltd.	Subsidiary of the ultimate parent company
Sinopec Yangzi Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Beijing) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Catalysts Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Shanghai) Co.,Ltd.	Subsidiary of the ultimate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the ultimate parent company
China Petrochemical International (Ningbo) Co.,Ltd.	Subsidiary of the ultimate parent company
Zhoushan Shihua Crude Oil Terminal Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Materials & Equipment(Dalian)Co.,Ltd.	Subsidiary of the ultimate parent company
Sinopec Materials & Equipment (East China) Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Nanjing) Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Honeywell (Tianjin) Company Limited	Subsidiary of the ultimate parent company
China Petrochemical International (Wuhan) Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
China Petrochemical International (Tianjin) Co.,Ltd.	Subsidiary of the ultimate parent company
Ningbo Eastsea Linefan Technology Co.,Ltd.	Subsidiary of the ultimate parent company
Sinopec Research Institute of Petroleum Processing	Subsidiary of the ultimate parent company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the ultimate parent company
Sinopec Lubricant Co., Ltd. Shanghai Research Institute	Subsidiary of the ultimate parent company
Dalian Frip Science and Technology Company Limited	Subsidiary of the ultimate parent company
Nantong Donghai Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Qingdao Research Institute of Safety Engineering	Subsidiary of the ultimate parent company

VIII. Related parties and related party transactions *(continued)*

4. Information on other related parties *(continued)*

Names of other related parties	Relationship with the Company
Unipec Shanghai Company Limited	Subsidiary of the ultimate parent company
Storage And Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the ultimate parent company
Sinopec Yizheng Chemical Fibre Limited Liability Company	Subsidiary of the ultimate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the ultimate parent company
Sinopec East China Chemical Sales Co., Ltd.	Subsidiary of the ultimate parent company
Unipec Singapore	Subsidiary of the ultimate parent company
China Yanshan United Foreign Trade Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (Wuhan) Company Limited	Subsidiary of the ultimate parent company
Nanjing Yangzi Petrol-chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Baling Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the ultimate parent company
Shanghai Leader Catalyst Co., Ltd.	Subsidiary of the ultimate parent company
Nanjing Yangzi Petrochemical Rubber Company Limited	Subsidiary of the ultimate parent company
Fujian Refining & Petrochemical Company Limited	Subsidiary of the ultimate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and Petrochemicals	Subsidiary of the ultimate parent company
Sinopec Jianghan Salt Chemical Hubei Co., Ltd.	Subsidiary of the ultimate parent company
Yipaike Business Factoring Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Great Wall Energy and Chemical Co.,Ltd.	Subsidiary of the ultimate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the ultimate parent company
SINOPEC Research Institute of Safety Engineering	Subsidiary of the ultimate parent company
Sinopec Chemical Commercial Holding (Guangdong) Company Limited	Subsidiary of the ultimate parent company
Zhejiang Baling Hengyi Caprolactam Co.,Ltd.	Joint venture of the ultimate parent company
Shanghai Sinopec Mitsui Chemicals,Co.,Ltd.	Joint venture of the ultimate parent company
BASF-YPC Company Limited	Joint venture of the ultimate parent company
Shanghai Changshi Shipping Co., Ltd.	Associate of the ultimate parent company
Shanghai KSD Bulk Solids Engineering Co., Ltd.	Associate of the ultimate parent company
Yihua Toray Polyester Film Co., Ltd.	Joint venture of the immediate parent company
China Sinopec Pipeline Storage and Transportation Co.,Ltd.	Associate of the immediate parent
Yihua Bonar Yarns and Fabrics Co.,Ltd.	Associate of the immediate parent

VIII. Related parties and related party transactions *(continued)*

4. Information on other related parties *(continued)*

Names of other related parties	Relationship with the Company
Sinopec Chemical Commercial Holding (Singapore) Pte. Ltd	Subsidiary of the immediate parent company
Sinopec Finance Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Petroleum Reserve Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Nanjing Research Institute of Chemical Industry Co., Ltd.	Subsidiary of the immediate parent company
China Economy Publishing House Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical Press Company Limited	Subsidiary of the immediate parent company
Sinopec International Travel Service Company Limited	Subsidiary of the immediate parent company
Sinopec Assets Management Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the immediate parent company
Sinopec Shared Service Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Geophysical Corporation	Subsidiary of the immediate parent company
Sinopec Group Baichuan Economic and Trade Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Group Jiangsu Petroleum Exploration Bureau Co.,Ltd.	Subsidiary of the immediate parent company
Sinopec News	Subsidiary of the immediate parent company
Sinopec Energy Saving Technology Service Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Group Economic and Technology Research Institute Co., Ltd.	Subsidiary of the immediate parent company
Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the immediate parent company
China Economic books Co., Ltd.	Subsidiary of the immediate parent company
Petrol-Chemical Industry Management Cadre College	Subsidiary of the immediate parent company
Petrochemical Engineering Quality Supervision Centre	Subsidiary of the immediate parent company
Sinopec Group Shanghai Training Center Ltd.	Subsidiary of the immediate parent company
Sinopec Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Zhongyuan Petroleum Exploration Bureau Co.,Ltd.	Subsidiary of the immediate parent company
Sinopec Shengli Petroleum Administrative Bureau Co., Ltd.	Subsidiary of the immediate parent company
Sinopec The Fourth Constrution Company Limited	Subsidiary of the immediate parent company
Sinopec Tendering Company Limited	Subsidiary of the immediate parent company
Sinopec Shanghai Engineering Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Engineering Incorporation	Subsidiary of the immediate parent company
Sinopec Engineering Quality Monitoring Co., Ltd.	Subsidiary of the immediate parent company
Sinopec engineering (Group) Co.,Ltd	Subsidiary of the immediate parent company

VIII. Related parties and related party transactions *(continued)*

4. Information on other related parties *(continued)*

Names of other related parties	Relationship with the Company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the immediate parent company
Sinopec Tenth Construction Co.,Ltd.	Subsidiary of the immediate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the immediate parent company
Sinopec Shanghai Petrochemical Machinery Manufacturing Co.,Ltd.	Subsidiary of the immediate parent company
Sinopec Nanjing Engineering & Construction Incorporation	Subsidiary of the immediate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the immediate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the immediate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the immediate parent company
Sinopec Chongqing SVW Chemical Co.,Ltd.	Subsidiary of the immediate parent company
Sinopec Nanjing Chemical Industries Corporation	Subsidiary of the immediate parent company
Sinopec International Petroleum Exploration and Production Corporation	Subsidiary of the immediate parent company
Sinopec International (Singapore) Pte. Limited	Subsidiary of the immediate parent company
Unipec America, Inc	Subsidiary of the immediate parent company
Sinopec Japan Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec America Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (North America),Inc.	Subsidiary of the immediate parent company
Sinopec International (Australia) Pty. Ltd.	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Co. Ltd in North America	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Co. Ltd in Singapore	Subsidiary of the immediate parent company
Sinopec International (Russia) Pty. Ltd.	Subsidiary of the immediate parent company

VIII. Related parties and related party transactions *(continued)*

5. Material related party transactions

Most of the transactions undertaken by the Group affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

- If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;
- If there are no State tariffs, but there are applicable State's guidance prices, the pricing shall follow the State's guidance prices; or
- If there are no State tariffs or State's guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note V.10, Note V.38 and Note V.46, other material related party transactions of the Group are as follows:

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII. Related parties and related party transactions *(continued)*

5. Material related party transactions *(continued)*

(1) Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			for the six months ended 30 June (unaudited)			
			2022		2021	
Name of Related Parties	Category	Transaction type	**Amount**	**Percentage of the same category (%)**	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	**36,381,435**	**73.26%**	21,293,148	61.50%
Sinopec Group and its subsidiaries	Purchases	Trade	**817,614**	**1.65%**	1,644,039	4.75%
Associates of the Group	Purchases	Trade	**1,512,953**	**3.05%**	1,911,579	5.52%
Joint ventures of the Group	Purchases	Trade	**225,756**	**0.45%**	191,316	0.55%
Key management personnel	Short-term employee benefits	Compensation for services	**9,428**	**0.55%**	7,954	0.52%
Key management personnel	Retirement scheme contributions	Compensation for services	**318**	**0.41%**	249	0.33%

Sales of goods, rendering services:

			for the six months ended 30 June (unaudited)			
			2022		2021	
Name of Related Parties	Category	Transaction type	**Amount**	**Percentage of the same category (%)**	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	**28,442,722**	**62.02%**	23,298,535	62.82%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	**4,626**	**0.01%**	13,795	0.04%
Associates of the Group	Sales/Service income	Trade	**1,777,052**	**3.88%**	2,111,772	5.69%
Joint ventures of the Group	Sales/Service income	Trade	**19,560**	**0.04%**	17,742	0.05%

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII. Related parties and related party transactions *(continued)*

5. Material related party transactions *(continued)*

(2) Lease

The Group as the lessor:

Name of lessee	Type of leasing	Rental income recognized in 2022	Rental income recognized in 2021
		for the six months ended 30 June (unaudited)	
Sinopec Corp., its subsidiaries and joint ventures	Properties and equipment	**17,023**	17,349
Associates of the Group	Equipment	**5,964**	5,960
Joint ventures of the Group	Equipment	**2,803**	6,050
Sinopec Group and its subsidiaries	Properties	**232**	–
Total		**26,022**	29,359

Increase in right-of-use assets of the Group as lessee:

Related Parties as lessor	Type of leasing	2022	2021
		for the six months ended 30 June (unaudited)	
Sinopec Group and its subsidiaries	Properties, lands and equipment	**20,023**	1,388

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII. Related parties and related party transactions *(continued)*

5. Material related party transactions *(continued)*

(2) Lease *(continued)*

Lease liabilities interest expense of the Group as lessor:

	for the six months ended 30 June (unaudited)	
	2022	2021
Sinopec Group and its subsidiaries	**441**	173
Associates of the Group	**10**	13
Total	**451**	186

(3) Funds Borrowing and Lending

As at 30 June 2022, the Group borrowed entrust loans of RMB150,000 thousand to Baling Materials, as detailed in Note V.9.

As at 31 December 2021, the Group borrowed long-term loans of RMB700,000 thousand from Sinopec Finance, as detailed in Note V.29.

(4) Other related transactions

		for the six months ended 30 June (unaudited)	
	Type of transaction	**2022**	2021
Sinopec Group and its subsidiaries	Insurance premiums	**52,906**	55,693
Sinopec Finance Company Limited ("Sinopec Finance")	Interests received and receivable	**141**	552
Joint ventures of the Group	Interests received and receivable	**2,667**	–
Sinopec Group and its subsidiaries	Construction, installation and inspection cost	**706,002**	357,978
Sinopec Corp., its subsidiaries and joint ventures	Sales commission	**58,868**	48,325

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII. Related parties and related party transactions *(continued)*

6. Receivables from and payables to related parties

Receivables from related parties:

		30 June 2022 (unaudited)	31 December 2021
Cash at bank and on hand	Sinopec Finance	**2,612**	3,243
Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	**578,517**	1,067,912
	Associates of the Group	**89,428**	23,768
	Joint ventures of the Group	**1,579**	300
Sub-total		**669,524**	1,091,980
Receivables under financing	Sinopec Corp., its subsidiaries and joint ventures	**–**	25,000
Other receivables	Sinopec Corp., its subsidiaries and joint ventures	**97,712**	58,539
	Joint ventures of the Group	**8,894**	2,412
	Associates of the Group	**925**	180
Sub-total		**107,531**	61,131
Prepayments	Sinopec Corp. and its subsidiaries	**4,760**	32,666
	Associates of the Group	**2,498**	1,554
Sub-total		**7,258**	34,220
Other current assets	Joint ventures of the Group	**150,000**	–

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII. Related parties and related party transactions *(continued)*

6. Receivables from and payables to related parties *(continued)*

Payables to related parties:

		30 June 2022 (unaudited)	31 December 2021
Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	1,799,504	4,205,745
	Sinopec Group and its subsidiaries	4,458	24,791
	Associates of the Group	5,284	87,332
	Joint ventures of the Group	29,877	43,305
Sub-total		1,839,123	4,361,173
Bills payable	Associates of the Group	22,100	25,480
	Sinopec Corp., its subsidiaries and joint ventures	–	241,933
Sub-total		22,100	267,413
Other payables	Sinopec Group and its subsidiaries	371,539	259,248
	Sinopec Corp., its subsidiaries and joint ventures	683,193	22,409
	Associates of the Group	–	12
Sub-total		1,054,732	281,669
Other current liabilities	Sinopec Group and its subsidiaries	1,234,862	1,388,286
Contract liabilities	Associates of the Group	530	256
	Joint ventures of the Group	23	–
	Sinopec Corp., its subsidiaries and joint ventures	3,215	5,905
	Sinopec Group and its subsidiaries	101	114
Sub-total		3,869	6,275
Lease liabilities	Sinopec Group and its subsidiaries	16,409	992
	Joint ventures of the Group	283	435
Sub-total		16,692	1,427
Long-term loans	Sinopec Finance	700,000	700,000

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

VIII. Related parties and related party transactions *(continued)*

7. Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(1) Construction and installation cost:

	30 June 2022 (unaudited)	31 December 2021
Sinopec Group and its subsidiaries	**629,576**	775,007

(2) Investment commitments with related parties

	30 June 2022 (unaudited)	31 December 2021
Capital contribution to Shanghai Secco (Note IX.2(i))	**111,263**	111,263
Capital contribution to Shidian Energy (Note IX.2(ii))	**–**	80,000
Capital contribution to Baling Materials (Note IX.2(iii))	**300,000**	350,000
Total	**411,263**	541,263

As at 30 June 2022 and 31 December 2021, except for the information disclosed above, the Group and the Company had no other material commitments with related parties, which are contracted, but not included in the financial statements.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

IX. Commitments

1. Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

	30 June 2022 (unaudited)	31 December 2021
Signed purchase contract of fixed assets	**1,618,967**	1,176,168

2. Investment commitments

(i) The Company held the 18th meeting of the seventh board of directors on 5 December 2013, and reviewed and approved the capital increase of USD30,017,124 (about RMB182,804 thousand) for Shanghai Secco based on the equity ratio of the affiliated company held by the Company. The Company will make capital contribution to Shanghai Secco in equal amounts in stages.

As at 30 June 2022 and 31 December 2021, the Company has completed the first phase of its investment in Shanghai Secco with totally RMB71,541 thousand. In accordance with the approval of Shanghai municipal commission of commerce received by Shanghai secco on 19 October 2015, the remaining capital contribution of the Company and other shareholders of Shanghai Secco can be paid within the term of the joint venture of Shanghai Secco. As at 30 June 2022, the Company has not made a resolution to revoke this investment.

(ii) According to the resolution of board of directors on 9 July 2019, Toufa agreed to make capital contribution of RMB400,000 thousand to acquire 40% share of Shidian Energy. The payment is to be made in installments.

As at 30 June 2022, Toufa has contributed RMB400,000 thousand to Shidian Energy (As at 31 December 2021: RMB320,000 thousand).

(iii) Sinopec Baling Petrochemical Co., Ltd. and the Company jointly established Baling Materials on 7 September 2021, each with a cash contribution of RMB400,000 thousand. As at 30 June 2022, the Company has made a paid-up capital contribution of RMB100,000 thousand (As at 31 December 2021: RMB50,000 thousand).

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X. Risk related to financial instruments

The Group's normal course of operations expose it to a variety of financial risks: market risk (primarily foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

1. Market risk

(1) Foreign currency risk

The Group's major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless, the Group is exposed to foreign currency risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group's finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign currency risk.

Therefore, the Group would sign forward exchange contracts or foreign exchange option contracts to avoid foreign exchange risks. As at 30 June 2022 and 31 December 2021, the Group has not signed any currency swaps. As at 30 June 2022 and 31 December 2021, the Group has no unexpired foreign exchange contract and foreign exchange option contract.

As at 30 June 2022 and 31 December 2021, the Group's exposure to currency risk arising from recognized financial assets or financial liabilities denominated in foreign currencies is presented in the following tables:

	30 June 2022 (unaudited)		31 December 2021	
	USD	**RMB equivalent**	USD	RMB equivalent
Financial assets in foreign currencies				
– Cash at bank and on hand	**47,032**	**315,651**	26,015	165,864
– Derivative financial assets	**35,902**	**240,953**	12,768	81,405
– Receivables under financing	**75,317**	**505,484**	56,242	358,582
– Accounts receivable	**9,281**	**62,288**	408	2,601
– Other receivables	**40**	**268**	40	255
Financial liabilities in foreign currencies				
– Accounts payable	**(95,389)**	**(640,194)**	(79,633)	(507,716)
– Other payables	**(2,568)**	**(17,235)**	(2,521)	(16,073)
– Derivative financial liabilities	**–**	**–**	(3,734)	(23,804)
Total	**69,615**	**467,215**	9,585	61,114

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X. Risk related to financial instruments *(continued)*

1. Market risk *(continued)*

(1) Foreign currency risk *(continued)*

The following are the exchange rates for Renminbi against foreign currencies applied by the Group:

	Average rate		Balance sheet date mid-spot rate	
	for six months ended 30 June		30 June	31 December
	2022	2021	**2022**	2021
USD	**6.5436**	6.4925	**6.7114**	6.3757

Assuming all other risk variables remained constant, a 5% strengthening or weaken of the Renminbi against the US dollar at 30 June 2022 would have decreased or increased the Group's net profit by the amount of RMB17,521 thousand (31 December 2021: decreased or increased net profit by RMB2,292 thousand).

(2) Interest rate risk

The interest rate risk of the Group is mainly generated by interest bearing short-term loan and short-term bonds. Financial liabilities with floating interest rate expose the Group to cash flow interest rate risk, while financial liabilities with fixed interest rate expose the Group to cash fair value interest risk. The Group determines the appropriate weightings of fixed and floating rate contracts based on the current market conditions.

The financial department of the Group headquarters continuously monitor the interest rate level of the Group. The increase of interest rate will increase the cost of new interest-bearing debt and the interest expense of the Group's outstanding interest-bearing debt with floating interest rate and have a significant adverse impact on the financial performance of the Group. The management makes timely adjustments according to the latest market conditions, which may be reducing interest rate risk by entering into interest rate swaps. The Group does not enter any interest rate swap arrangement for the six months ended 30 June 2022 and 2021.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X. Risk related to financial instruments *(continued)*

1. Market risk *(continued)*

(2) Interest rate risk *(continued)*

As at 30 June 2022 and 31 December 2021, the Group held the following interest-bearing financial instruments:

Fixed rate instruments:

Item	30 June 2022 (unaudited) Effective interest rate	Amounts	31 December 2021 Effective interest rate	Amounts
Financial assets				
– Cash at bank and on hand	4.13%-4.18%	4,200,000	3.40%-4.18%	7,350,000
– Other current assets	3.80%	150,000	–	–
– Other non-current assets	3.55%-4.20%	5,300,000	3.45%-4.20%	5,500,000
Financial liabilities				
– Short-term loans	2.60%-3.50%	(2,040,000)	2.70%	(1,500,000)
– Other current liabilities	2.01%	(1,500,000)	–	–
– Lease liabilities	4.35%-4.90%	(20,244)	4.35%-4.90%	(4,613)
Total		6,089,756		11,345,387

Variable rate instruments:

Item	30 June 2022 (unaudited) Effective interest rate	Amounts	31 December 2021 Effective interest rate	Amounts
Financial assets				
– Cash at bank and on hand	0.30%-3.00%	2,438,653	0.30%-2.00%	5,112,013
Financial liabilities				
– Short-term loans	–	–	1-year LPR-0.15%	(40,000)
– Non-current liabilities due within one year	1-year LPR-0.15%	(19,600)	1-year LPR-0.15%	(19,800)
– Long-term loans	1.08% in the first year, with regular annual adjustments thereafter	(700,000)	1.08% in the first year, with regular annual adjustments thereafter	(700,000)
Total		1,719,053		4,352,213

As at 30 June 2022, if interest rates on the floating rate borrowings had risen or fallen by 100 basis points while all other variables had been held constant, the Group's net gains would increase or decrease by approximately RMB12,894 thousand (31 December 2021: RMB32,504 thousand).

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X. Risk related to financial instruments *(continued)*

1. Market risk *(continued)*

(3) Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The Group is exposed to commodity price risks related to the price of crude oil, refined oil and other chemical products. The fluctuation of the price of crude oil, refined oil and other chemical products may have a significant impact on the group. The Group uses derivative financial instruments such as commodity swap contracts to avoid some of these risks.

As at 30 June 2022, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges. As at 30 June 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB240,953 thousand (31 December 2021: 81,405), derivative financial liabilities of RMB0 (31 December 2021: 23,804) and the amount payable to related parties measured at fair value is RMB1,234,862 thousand (31 December 2021: 1,388,286).

As at 30 June 2022, it was estimated that a general increase/decrease of 10% per barrel in basic price of commodity swap contract, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease or increase the Group's other comprehensive income by approximately RMB69,162 thousand (31 December 2021: decrease or increase the Group's net profit for the year by approximately RMB1,111 thousand and other comprehensive income by approximately RMB73,938 thousand). This sensitivity analysis above is made assuming that the changes in prices had occurred at the balance sheet date and had been applied to the Group's derivative financial instruments at that date with exposure to commodity price risk. Please refer to note XI.1 for sensitivity analysis of accounts payable to related parties measured at fair value.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Group's credit risk is primarily attributable to cash at bank, derivative financial assets, accounts receivable, other receivables and receivables under financing, etc. As at balance sheet date, the maximum exposure to credit risk is represented by the carrying amount of financial assets in the balance sheet.

The cash at bank, derivative financial assets, and receivables under financing of the Group is mainly held with state-owned banks and other large and medium-sized listed banks with good reputation and high credit rating. Management does not foresee any significant credit risks from these deposits and does not expect that these financial institutions may default and cause losses to the Group.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X. Risk related to financial instruments *(continued)*

2. Credit risk *(continued)*

The Group's exposure to credit is influenced mainly by the individual characteristics of each customer rather than the industry or country/region in which the customers operate. Therefore, significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As at the balance sheet date, 53.02% (31 December 2021: 69.50%) and 71.79% (31 December 2021: 81.80%) of total accounts receivable were due from the Group's largest and five largest customers respectively.

In respect of receivables, the Group establishes relevant policies to control credit risk exposure. The Group assesses customers' credit qualifications and sets corresponding credit periods based on their financial status, the possibility of obtaining guarantees from third parties, credit records and other factors such as current market conditions. The Group will regularly monitor customers' credit records. For customers with poor credit records, the Group will use written reminders, shorten the credit period or cancel the credit period to ensure that the Group's overall credit risk is within a controllable range.

As at 30 June 2022 and 31 December 2021, the Group has no material collateral mortgaged by the debtor or credit enhancement.

3. Liquidity risk

Liquidity risk is the risk that an enterprise will encounter difficulty in meeting obligations that are settled by delivering cash or another financial asset. Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

X. Risk related to financial instruments *(continued)*

3. Liquidity risk *(continued)*

The following tables set out the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows:

	30 June 2022 (unaudited)					
	Within 1 year or demand	**More than 1 year but less than 2 years**	**More than 2 years but less than 5 years**	**More than 5 years**	**Total**	**Carrying amount at balance sheet date**
Short-term loans	**2,080,778**	**–**	**–**	**–**	**2,080,778**	**2,040,000**
Non-current liabilities due within one year	**19,671**	**–**	**–**	**–**	**19,671**	**19,600**
Long-term loans	**7,665**	**7,686**	**701,092**	**–**	**716,443**	**700,000**
Lease liabilities	**10,175**	**7,396**	**3,620**	**–**	**21,191**	**20,244**
Accounts payable	**4,005,985**	**–**	**–**	**–**	**4,005,985**	**4,005,985**
Bills payable	**152,564**	**–**	**–**	**–**	**152,564**	**152,564**
Other payables	**2,588,341**	**–**	**–**	**–**	**2,588,341**	**2,588,341**
Other current liabilities	**1,509,921**	**–**	**–**	**–**	**1,509,921**	**1,509,581**
Total	**10,376,813**	**15,082**	**704,712**	**–**	**11,096,607**	**11,038,028**

	31 December 2021					
	Within 1 year or demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at balance sheet date
Short-term loans	1,550,908	–	–	–	1,550,908	1,540,000
Non-current liabilities due within one year	20,244	–	–	–	20,244	19,800
Long-term loans	7,665	7,665	704,914	–	720,244	700,000
Lease liabilities	3,814	730	814	–	5,358	4,613
Accounts payable	5,888,879	–	–	–	5,888,879	5,888,879
Bills payable	830,006	–	–	–	830,006	830,006
Other payables	1,285,529	–	–	–	1,285,529	1,285,529
Derivative financial liabilities	23,804	–	–	–	23,804	23,804
Total	9,610,849	8,395	705,728	–	10,324,972	10,292,631

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI. Fair value disclosure

The following table presents the fair value information and the fair value hierarchy, at the end of the current reporting period, of the Group's assets and liabilities which are measured at fair value at each balance sheet date on a recurring or non-recurring basis. The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement. The levels are defined as follows:

Level 1 inputs: unadjusted quoted prices in active markets that are observable at the measurement date for identical assets or liabilities;

Level 2 inputs: inputs other than Level 1 inputs that are either directly or indirectly observable for underlying assets or liabilities;

Level 3 inputs: inputs that are unobservable for underlying assets or liabilities.

1. Assets recurring measured at fair value

As at 30 June 2022, assets recurring measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets				
FVPL				
– Structured deposits	–	–	1,009,300	1,009,300
FVOCI				
– Receivables under financing	–	680,269	–	680,269
– Investments in other equity instruments	–	–	5,000	5,000
Derivative financial assets				
– Commodity swap contracts	–	240,953	–	240,953
Total	–	921,222	1,014,300	1,935,522
Other current liabilities				
– Amounts due to related parties – measured at fair value through profit or loss	–	1,234,862	–	1,234,862

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI. Fair value disclosure *(continued)*

1. Assets recurring measured at fair value *(continued)*

As at 31 December 2021, the assets recurring measured at fair value are listed as follows according to the above three levels:

	Level 1	Level 2	Level 3	Total
Financial assets				
FVOCI				
– Receivables under financing	–	1,072,690	–	1,072,690
– Investments in other equity instruments	–	–	5,000	5,000
Derivative financial assets				
– Commodity swap contracts	–	81,405	–	81,405
Total	–	1,154,095	5,000	1,159,095
Financial liabilities				
Derivative financial liabilities				
– Commodity swap contracts	–	23,804	–	23,804
Total	–	23,804	–	23,804
Other current liabilities				
– Amounts due to related parties – measured at fair value through profit or loss	–	1,388,286	–	1,388,286

For the six months ended 30 June 2022, there were no transfers between different levels. (for the six months ended 30 June 2021: Nil).

The Group uses discounted cash flow model to evaluate the fair value of the structured deposits classified as level 3 financial assets. The assessment of input value for assessing the fair value of structured deposits is mainly based on the historical fluctuations of exchange rates and the possibility of market fluctuations.

The primary input to the receivables financing valuation is the discount rate for counterparty credit risk.

The main inputs to the valuation of commodity swap contracts are the price of the underlying commodity and the discount rate for counterparty credit risk.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XI. Fair value disclosure *(continued)*

1. Assets recurring measured at fair value *(continued)*

The main input to value of payables due to related parties measured at fair value is the market price of the underlying commodity. As at 30 June 2022, if market price of crude oil had risen/fallen by 10% while all other variables had been held constant, the Group's net profit would have decreased/increased by approximately RMB83,814 thousand (31 December 2021: RMB89,787 thousand).

The Group uses discounted cash flow model to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

	Opening balance	Increase	Decrease	Changes in fair value	Ending Balance
– Investments in other equity instruments	5,000	–	–	–	5,000
– Structured deposits	–	1,000,000	–	9,300	1,009,300
Total	5,000	1,000,000	–	9,300	1,014,300

2. Fair values of financial assets and liabilities not measured at fair value

Financial assets and liabilities measured at amortized cost mainly include trade receivables, other receivables, other current assets, short-term loans, trade payables, lease liabilities and other current liabilities.

As at 30 June 2022 and 31 December 2021, the carrying amount of these financial assets and financial liabilities not measured at fair value are a reasonable approximation of their fair value.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XII. Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group's total capital is calculated as 'shareholder's equity' and 'total liabilities' as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

During 2022, the Group's strategy, which was unchanged from 2021, was to maintain a reasonable range of net debt-to-capital ratio by the management.

XIII. Notes to the Company's financial statements

1. Financial assets at fair value through profit or loss

	30 June 2022 (unaudited)	31 December 2021
Structured deposits	**1,009,300**	–

2. Accounts receivable

(1) Accounts receivable by customer type are as follows:

Type of customers	**30 June 2022 (unaudited)**	31 December 2021
Amounts due from related parties	**441,113**	1,014,638
Amounts due from third parties	**2,278**	2,114
Sub-total	**443,391**	1,016,752
Less: provision for bad and doubtful debts	**(2,117)**	(1,965)
Total	**441,274**	1,014,787

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

2. Accounts receivable *(continued)*

(2) The ageing analysis of accounts receivable is as follows:

Aging	**30 June 2022 (unaudited)**	31 December 2021
Within 1 year (inclusive)	**441,277**	1,014,638
Over 1 year but within 2 years (inclusive)	**–**	–
Over 2 years but within 3 years (inclusive)	**2,114**	2,114
Total	**443,391**	1,016,752

The ageing is counted starting from the date when accounts receivable are recognized.

(3) Accounts receivable by provisioning method

	30 June 2022 (unaudited)					31 December 2021				
	Book value		**Provision for bad and doubtful debts**			Book value		Provision for bad and doubtful debts		
Category	**Amount**	**Percentage (%)**	**Amount**	**Percentage (%)**	**Carrying amount**	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount
Individual assessment	**-**	**-**	**-**	**-**	**-**	–	-	-	-	-
Collective assessment	**443,391**	**100**	**2,117**	**0.48**	**441,274**	1,016,752	100	1,965	0.19	1,014,787
Total	**443,391**	**100**	**2,117**	**0.48**	**441,274**	1,016,752	100	1,965	0.19	1,014,787

(i) As at 30 June 2022, the Company has no individually impaired accounts receivable (as at 31 December 2021: Nil).

(ii) Criteria for collective assessment for the six months ended 30 June 2022 and details:

According to the historical experience of the Company, there are no significant differences in the losses of different customer groups. Therefore, different customer groups are not further distinguished when calculating impairment loss based on the overdue information.

(iii) Assessment of ECLs on accounts receivable:

At all times the Company measures the impairment loss for accounts receivable at an amount equal to lifetime ECLs, and the ECLs are based on the number of overdue days and the expected loss rate.

The loss given default is measured based on the actual credit loss experience in the past years, and is adjusted taking into consideration the differences among the economic conditions during the historical data collection period, the current economic conditions and the economic conditions during the expected lifetime.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

2. Accounts receivable *(continued)*

(4) Movements of provisions for bad and doubtful debts:

Provisions for bad and doubtful debts	For the six months ended 30 June (unaudited)	
	2022	2021
	(unaudited)	(unaudited)
Balance at the beginning of the period	**1,965**	634
Additions during the period	**152**	–
Recoveries or reversals during the period	**–**	–
Balance at the end of the period	**2,117**	634

(i) For the six months ended 30 June 2022, the Company has no accounts receivable that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current year (For the six months ended 30 June 2021: Nil).

(ii) For the six months ended 30 June 2022, the Company has not written off significant accounts receivable (For the six months ended 30 June 2021: Nil).

(5) Five largest accounts receivable by debtor as at 30 June 2022

Item	Amount	Provision	Percent of total amount
Total amount of five largest accounts receivable by debtor of the Company	443,391	2,117	100.00%

(6) For the six months ended 30 June 2022, the Company has no accounts receivable derecognized due to transfer of financial assets.

(7) As at 30 June 2022, the Company has no pledged accounts receivable. (31 December 2021: Nil)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

3. Receivables under financing

Item	Note	**30 June 2022 (unaudited)**	31 December 2021
Bills receivable	(1)	**157,249**	624,584

(1) Bills receivable

(i) Due to the requirement of cash management, the Company discounted and endorsed part of the bank acceptance notes. Therefore, as at 30 June 2022, the Company classified RMB157,249 thousand bills receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in bills receivable (31 December 2021: RMB624,584 thousand).

(ii) The Company has no single provision for impairment of the bank acceptance notes, with all provision was accrued by their expected credit loss. As at 30 June 2022 and 31 December 2021, the Company considers that no bank acceptance notes has significant credit risk and will not suffer significant loss due to the violation of banks.

(iii) As at 30 June 2022, the Company had no pledged bills receivable (31 December 2021: Nil).

(iv) As at 30 June 2022, unmatured notes receivable that have been endorsed or discounted by the Company is as follows:

Item	Derecognized	Not derecognized
Bank acceptance notes	398,282	–

As at 30 June 2022, the Company endorsed and discounted the undue bills receivable of RMB398,282 thousand (31 December 2021: RMB324,074 thousand). The Company derecognized such bills receivable, accounts payable to suppliers and short-term loans as a whole by considering that the risks and rewards of ownership of such unmatured bills had been substantially transferred. The Company's continued involvement in the unexpired bills receivable whose overall derecognition is limited to the extent that the issuing bank is unable to settle the amount to the bill holder. The maximum exposure to loss caused by the Company's continued involvement is the amount of outstanding bills receivable endorsed to the supplier of RMB398,282 thousand (31 December 2021: RMB324,074 thousand). The term of the outstanding bills receivable is within one year.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

4. Other receivables

(1) Analysis by customer type:

Customer type	**30 June 2022 (unaudited)**	31 December 2021
Amounts due from related parties	**133,525**	60,777
Amounts due from third parties	**771,520**	764,762
Sub-total	**905,045**	825,539
Less: Provision for bad and doubtful debts	**(761,211)**	(756,486)
Total	**143,834**	69,053

(2) The ageing analysis is as follows:

Aging	**30 June 2022 (unaudited)**	31 December 2021
Within 1 year (inclusive)	**148,230**	69,030
Over 1 year but within 2 years (inclusive)	**329**	23
Over 2 years but within 3 years (inclusive)	**–**	–
Over 3 years	**756,486**	756,486
Total	**905,045**	825,539

The ageing is counted starting from the date when other receivables are recognized.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

4. Other receivables *(continued)*

(3) Others by provisioning method:

	30 June 2022 (unaudited)					31 December 2021				
	Book value		Provision for bad and doubtful debts			Book value		Provision for bad and doubtful debts		
Category	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount	Amount	Percentage (%)	Amount	Percentage (%)	Carrying amount
Individual assessment	761,072	84	761,072	100	-	756,347	92	756,347	100	-
Collective assessment	143,973	16	139	0.1	143,834	69,192	8	139	0.2	69,053
Total	905,045	100	761,211	84	143,834	825,539	100	756,486	91	69,053

(4) Movements of provisions for bad and doubtful debts

	Stage 1					Stage 3		
	12-month ECL (collective)		12-month ECL (individual)		Sub-total	Lifetime ECL-Credit impaired		Total
	Book value	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts	Book value	Provision for bad and doubtful debts	Provision for bad and doubtful debts
Balance at 31 December 2021	69,053	-	-	-	-	756,486	(756,486)	(756,486)
Additions during the period	-	-	-	-	-	4,725	(4,725)	(4,725)
Recoveries or reversals during the period	-	-	-	-	-	-	-	-
Balance at 30 June 2022 (unaudited)	143,834	-	-	-	-	761,211	(761,211)	(761,211)

As at 30 June 2022 and 31 December 2021, the Company has no other receivables under Stage 2.

As at 30 June 2022, the amount receivable from Jinyong company, a subsidiary within the original scope of merger, was RMB756,347 thousand (31 December 2021: RMB756,347 thousand). Jinyong company started to stop production in August 2008 and entered bankruptcy liquidation procedure in August 2019. The Company believes that the other receivables are difficult to recover, so the bad debt provision are fully accrued. As at 30 June 2022, the bankruptcy liquidation procedure has not been completed.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

4. Other receivables *(continued)*

(4) Movements of provisions for bad and doubtful debts *(continued)*

For the six months ended 30 June 2022, the Company has no other receivables that have fully accrued or accrued a large proportion of bad and doubtful debts in previous years, but fully recovered or reversed, or have a large proportion of recovered or reversed in the current period. (for the six months ended 30 June 2021: Nil)

For the six months ended 30 June 2022, the Company has not written off significant other receivables (For the six months ended 30 June 2021: Nil).

(5) Others categorised by nature

Nature of other receivables	**30 June 2022 (unaudited)**	31 December 2021
Receivable from Jinyong company	**756,347**	756,347
Accounts due from related parties	**133,525**	60,777
Rent receivable	**8,564**	17
Water, electricity and gas charges receivable	**392**	86
Others	**6,217**	8,312
Sub-total	**905,045**	825,539
Less: provisions for bad and doubtful debts	**(761,211)**	(756,486)
Total	**143,834**	69,053

(6) Five largest others by debtor as at 30 June 2022

Debtor	Nature of the receivable	Balance at the end of the year	Ageing	Percentage of ending balance of others (%)	Ending balance of provision for bad and doubtful debts
Zhejiang Jinyong Acrylic Fiber Co., Ltd.	reimbursed expenses	756,347	Over 3 years	83.6%	756,347
China International United Petroleum and Chemicals Co., Ltd.	Business transaction	93,659	Within 1 year (inclusive)	10.3%	-
Linde	Business transaction	8,298	Within 1 year (inclusive)	0.9%	-
Shanghai Yumao Shipping Agency Co., Ltd.	Business transaction	4,164	Within 1 year (inclusive)	0.5%	-
Sinopec Catalysts Co., Ltd. Precious metals branch	Business transaction	3,686	Within 1 year (inclusive)	0.4%	-
Total		866,154		95.7%	756,347

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

5. Long-term equity investment

Item	Note	**30 June 2022 (unaudited)**	31 December 2021
Subsidiaries	(1)	**2,048,328**	2,048,328
Associates	(2)	**2,767,455**	3,393,937
Joint ventures	(3)	**100,000**	50,000
Sub-total		**4,915,783**	5,492,265
Less: Impairment provision for long-term equity investment		**–**	–
Total		**4,915,783**	5,492,265

(1) Subsidiaries

Name of subsidiaries	31 December 2021	Additional/ negative investment	**30 June 2022 (unaudited)**	Impairment provision	Cash dividends declared in current period
Toufa	2,031,496	–	**2,031,496**	–	–
Jinmao	16,832	–	**16,832**	–	–
Total	2,048,328	–	**2,048,328**	–	–

(2) Associates

The information relating to the associates of the Company, Shanghai Secco and Chemical Industry is disclosed in Note VI.2.

(3) Joint venture

The information relating to the joint venture of the Company, Shanghai Jinshan Baling New Materials Co., Ltd., is disclosed in Note VI.2.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

6. Fixed assets

(1) Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost				
31 December 2021	3,319,981	42,658,370	1,929,061	47,907,412
Reclassification in current period	8,732	(32,899)	24,167	–
Increase				
– Purchase	–	39,168	17,379	56,547
– Transfer from construction in progress	10,585	117,279	31,771	159,635
– Transfer from investment properties	47	–	–	47
Decrease				
– Disposal	(15)	(139,469)	(39,621)	(179,105)
30 June 2022 (unaudited)	**3,339,330**	**42,642,449**	**1,962,757**	**47,944,536**
Accumulated depreciation				
31 December 2021	2,367,427	31,733,306	1,456,337	35,557,070
Reclassification in current period	2,201	(6,418)	4,217	–
Increase				
– Charge for current period	38,147	591,816	58,502	688,465
– Transfer from investment properties	45	–	–	45
Decrease				
– Disposal	(15)	(124,217)	(38,368)	(162,600)
30 June 2022 (unaudited)	**2,407,805**	**32,194,487**	**1,480,688**	**36,082,980**
Provision for impairment				
31 December 2021	59,712	1,348,640	8,967	1,417,319
Reclassification in current period	2,146	(2,202)	56	–
Increase				
– Charge for current period	–	–	–	–
Decrease				
– Disposal	–	(1,985)	–	(1,985)
30 June 2022 (unaudited)	**61,858**	**1,344,453**	**9,023**	**1,415,334**
Carrying amount				
30 June 2022 (unaudited)	**869,667**	**9,103,509**	**473,046**	**10,446,222**
31 December 2021	892,842	9,576,424	463,757	10,933,023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

6. Fixed assets *(continued)*

(1) Fixed assets *(continued)*

(i) For the six months ended 30 June 2022, the Company recognized the impairment loss of fixed assets of RMB1,415,334 thousand.

As at 30 June 2022 and 31 December 2021 the Company had no pledged fixed assets.

For the six months ended 30 June 2022, the amount of fixed assets transferred from construction in progress was RMB159,635 thousand (for the six months ended 30 June 2021: RMB687,557 thousand).

(ii) As at 30 June 2022, the cost of temporarily idle fixed assets was RMB3,903,073 thousand, the accumulated depreciation was RMB3,175,305 thousand, the provision for impairment was RMB550,699 thousand and the carrying amount was RMB177,069 thousand (31 December 2021: the cost of temporarily idle fixed assets was RMB3,553,001 thousand, accumulated depreciation was RMB2,867,318 thousand, related impairment provision was RMB552,580 thousand, and the carrying amount of these assets was RMB133,103 thousand, respectively).

(iii) As at 30 June 2022, the carrying amount of fixed assets leased out under operating leases was RMB53,851 thousand (31 December 2021: RMB50,733 thousand).

(iv) As at 30 June 2022 and 31 December 2021, the Company had no fixed assets pending certificates of ownership.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

7. Operating income and operating costs

Items	Note	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Income from principal activities	(1)	**38,927,560**	31,788,799
Income from other operating activities		**178,688**	189,884
Total		**39,106,248**	31,978,683

Items	Note	for the six months ended 30 June 2022 (unaudited)	2021 (unaudited)
Cost of principal activities	(1)	**32,270,127**	23,697,431
Cost of other operating activities		**111,650**	110,706
Total		**32,381,777**	23,808,137

(1) Income and cost from principal activities

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	for the six months ended 30 June			
	2022 (unaudited)		2021 (unaudited)	
	Income from principal activities	**Cost from principal activities**	Income from principal activities	Cost from principal activities
Petroleum products	**27,517,541**	**20,704,410**	22,416,218	15,265,274
Intermediate petrochemicals	**7,031,777**	**6,989,582**	4,343,780	3,866,298
Resins and plastics	**3,884,093**	**3,887,671**	4,088,137	3,464,665
Synthetic fibres	**230,753**	**388,331**	731,451	865,587
Others	**263,396**	**300,133**	209,213	235,607
Total	**38,927,560**	**32,270,127**	31,788,799	23,697,431

The operating income of the Company is recognized at a point in time.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

8. Investment Income ("-" for losses)

	Note	for the six months ended 30 June	
		2022	2021
		(unaudited)	(unaudited)
Investment accounted for using the cost method		**23,566**	–
Investment accounted for using the equity method	(1)	**(53,346)**	539,533
Structured deposits income		**–**	18,124
Loss on disposal of derivative financial instruments		**(18,973)**	–
Discount loss of receivables		**(827)**	(725)
Others		**2,667**	–
Total		**(46,913)**	556,932

There are no severe restrictions on the investee's ability to transfer investment income to the Company.

(1) Income from investment in associates accounted for using the equity method is as follow:

	for the six months ended 30 June	
	2022	2021
	(unaudited)	(unaudited)
Shanghai Secco	**(132,608)**	465,573
Chemical Industry	**79,262**	73,960
Total	**(53,346)**	539,533

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

XIII. Notes to the Company's financial statements *(continued)*

9. Supplementary information on cash flow statements

(1) Reconciliation from net (loss)/profit to cash flow from operating activities

	for the six months ended 30 June	
	2022	2021
	(unaudited)	(unaudited)
Net (loss)/profit	**(395,145)**	1,199,351
Add: Provisions for impairment of assets	**177,777**	80,093
Impairment credit losses/(reversal)	**4,877**	–
Depreciation of investment properties	**8,195**	7,544
Depreciation of fixed assets	**688,465**	774,158
Depreciation of right-of-use assets	**6,060**	6,432
Amortization of intangible assets	**6,143**	6,143
Amortization of long-term deferred expense	**133,954**	110,828
Losses/(gains) on disposal of long-term assets	**4,810**	(79,158)
(Gains)/losses from changes in fair value	**(313)**	(19,151)
Financial expenses ("-" for income)	**(209,285)**	(167,169)
Investment income	**46,913**	(557,657)
Decrease in deferred tax assets ("-" for increase)	**(69,936)**	125,514
Amortization of deferred income ("-" for decrease)	**7,200**	(5,000)
Decrease in inventories ("-" for increase)	**(696,905)**	(3,555,033)
Decrease in operating receivables ("-" for increase)	**621,546**	(820,641)
Increase in operating payables ("-" for decrease)	**(7,064,067)**	736,148
Increase of reserve	**8,322**	31,268
Net cash inflow generated in operating activities	**(6,721,389)**	(2,126,330)

(2) Movement of cash and cash equivalent

	For the six months ended 30 June	
	2022	2021
	(unaudited)	(unaudited)
Cash and cash equivalents at end of the period	**2,052,633**	972,232
Less: Cash and cash equivalents at beginning of the period	**(4,927,519)**	(5,460,067)
Net decrease in cash and cash equivalents	**(2,874,886)**	(4,487,835)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

I. Non-recurring items

	for the six months ended 30 June	
	2022	2021
	(unaudited)	(unaudited)
(Losses)/gains on disposal of non-current assets	**(5,960)**	62,290
Government grants recorded in profit or loss	**10,905**	11,412
Employee reduction expenses	**(8,251)**	(8,437)
(Losses)/gains from changes in fair value of financial assets and liabilities	**(8,987)**	23,343
Gains from structured deposits income	**9,300**	22,209
Losses from disposal of derivative financial instruments	**(18,618)**	(151)
Losses on selling of financial assets at fair value through other comprehensive income	**(2,187)**	(2,096)
Gains on entrusted loans	**2,667**	–
Other non-operating income and expenses other than those mentioned above	**(20,106)**	(9,421)
Income tax effect for the above items	**7,706**	(24,840)
Effect on non-controlling interests after tax	**66**	454
Total	**(33,465)**	74,763

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company's operation performance and profitability due to the special and occasional nature of such trading and issues.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

II. Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stock Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards ("IFRS") which has been audited. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net (loss)/profit for the six months ended 30 June		Net assets	
	2022 (unaudited)	2021 (unaudited)	**2022 30 June (unaudited)**	2021 31 December
Under CAS	**(430,821)**	1,249,369	**29,004,837**	30,395,431
Adjustments under IFRS –				
Government grants (1)	**1,005**	1,005	**(17,028)**	(18,033)
Safety production costs (2)	**8,486**	31,268	**–**	–
Under IFRS	**(421,330)**	1,281,642	**28,987,809**	30,377,398

Notes:

(1) Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognized as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(2) Safety production costs

Under CAS, safety production costs should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognized in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

III. Return on net assets and (losses)/earnings per share

	Weighted average return on net assets (%)		(Losses)/earnings per share (RMB per share)			
			Basic		Diluted	
	for the six months ended 30 June		for the six months ended 30 June		for the six months ended 30 June	
	2022 (unaudited)	2021 (unaudited)	**2022 (unaudited)**	2021 (unaudited)	**2022 (unaudited)**	2021 (unaudited)
Net profit attributable to shareholders of the Company	**(1.448)**	4.164	**(0.040)**	0.115	**(0.040)**	0.115
Net profit attributable to shareholders of the Company excluding non-recurring items	**(1.337)**	3.913	**(0.037)**	0.108	**(0.037)**	0.108

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY'S 2022 INTERIM REPORT

Pursuant to the relevant requirements of Article 82 of the *Securities Law, Standards for the Contents and Formats of Information Disclosure by Companies Offering to the Public No.3 - Contents and Formats of Interim Reports (2021 Revision), and Shanghai Stock Exchange Stock Listing Rules (2022 Revision)*, as the Company's directors, supervisors and senior management, we fully understood and reviewed the Company's 2022 Interim Report and issued the written opinions as follows:

1. Confirmation opinions by directors and senior management

   The Company operated in strict accordance with the financial system of listed companies, and the 2022 Interim Report fully, truly and fairly reflected the Company's financial performance and operating results. The formulation and review procedures of the Company's 2022 Interim Report were in compliance with laws and regulations, regulations of China Securities Regulatory Commission, articles of association and relevant internal control systems.

2. Review opinions by supervisors

   (1) The formulation and review procedures of the Company's 2022 Interim Report were in compliance with laws and regulations, articles of association and relevant internal control systems.

   (2) The contents and formats of the Company's 2022 Interim Report met the relevant regulations of China Securities Regulatory Commission and Shanghai Stock Exchange.

   (3) No violation of information confidentiality was found in the Company's personnel involved in the formulation, review and information disclosure of the Company's 2022 Interim Report.

   (4) The Company's 2022 Interim Report fully, truly and fairly reflected the Company's financial performance and operating results.

3. All directors, supervisors and senior management guarantee that the information disclosed in the Company's 2022 Interim Report and summary is true, accurate and complete, promise that there are no false records, misleading statements or major omissions, and bear the separate and joint legal liabilities for the authenticity, exactness and completeness of the contents.

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY'S 2022 INTERIM REPORT
(continued)

Sign by directors:

Wu Haijun

Guan Zemin

Du Jun

Huang Xiangyu

Xie Zhenglin

Peng Kun

Li Yuanqin

Tang Song

Chen Haifeng

Yang Jun

Gao Song

Sign by supervisors:

Ma Yanhui

Zhang Feng

Chen Hongjun

Zhang Xiaofeng

Zheng Yunrui

Choi Ting Ki

Sign by Senior Management:

Jin Qiang

Jin Wenmin

Huang Fei

Liu Gang

CORPORATE INFORMATION

(1) Corporate Information

Legal Chinese Name of the Company	中国石化上海石油化工股份有限公司
Abbreviation for Legal Chinese Name of the Company	上海石化
Legal English Name of the Company	Sinopec Shanghai Petrochemical Company Limited
Abbreviation for Legal English Name of the Company	SPC
Legal Representative of the Company	Wan Tao (subject to industrial and commercial registration)

(2) Contact Persons and Contact Details

	Secretary to the Board	Securities Affairs Representative
Name	Liu Gang	Yu Guangxian
Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540	
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	liugang@spc.com.cn	yuguangxian@spc.com.cn

(3) Basic Information

Registered Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Registered Address	200540
Business Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Business Address	200540
Principal Place of Business in Hong Kong	Room 605, 6/F, Island Place Tower, 510 King's Road, Hong Kong
Website of the Company	www.spc.com.cn
E-mail address	spc@spc.com.cn

(4) Information Disclosure and Place for Access to Information

Designated newspapers for the publication of Company announcements	"Shanghai Securities News", "China Securities Journal" and "Securities Time"
Websites for the publication of the Company's interim report	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
Location of keeping of the Company's interim report	Secretariat Office of the Board, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5) Shares Profile of the Company

Share Type	Place of listing of the shares	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
American Depository Receipts (ADR)	New York Stock Exchange	SHI	–

(6) Other Information

Auditors engaged by the Company (Domestic)	Name	KPMG Huazhen LLP
	Address	8th floor, KPMG building, Oriental Plaza, No. 1, East Chang'an Street, Dongcheng District, Beijing
Auditors engaged by the Company (International)	Name	KPMG Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance
	Address	8th floor, Prince building, 10 Chater Road, central, Hong Kong

Legal advisors:

PRC Law:
Haiwen & Partners
20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law:
Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place
Quarry Bay, Hong Kong

United States Law:
Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Joint Company Secretaries:
Liu Gang, Chan Sze Ting

Authorised Representatives for Hong Kong Stock Exchange:
Wu Haijun (Resigned on 8 September 2022), Wan Tao (Appointed on 8 September 2022), Chan Sze Ting

H Shares Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716,17 Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

Depositary:
The Bank of New York Mellon
Computershare
P.O. Box 30170
College Station, TX 77842-3170
U.S.A
Number for International Calls: 1-201-680-6921
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com